BYLAWS

OF

ESGRO INC.
(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. **Registered Office**. The registered office of the corporation in the State of Delaware shall be as set forth in the Certificate of Incorporation of the corporation or as otherwise designated by the Board of Directors of the corporation.

Section 2. **Other Offices.** The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. **Corporate Seal.** The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, "Corporate Seal-Delaware." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. **Place of Meetings.** Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law ("DGCL").

Section 5. **Annual Meeting**.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice

provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, (i) the stockholder must have given timely notice thereof in writing to the Secretary, (ii) such other business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this Section 5(b)), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 5. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made if such announcement is made less than one hundred (100) days prior to the date of such meeting. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act") and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (2) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (3) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "Solicitation Notice").

(c) Notwithstanding anything in the second sentence of Section 5(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 5 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section 5 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 5. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. **Special Meetings**.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than twenty percent (20%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph

(b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a super-majority (67% or greater) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a super-majority (67% or greater) of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at a duly constituted meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, or the Certificate of Incorporation or these Bylaws, directors shall be elected by a ~~plurality of the~~ receipt of a super-majority (67% or greater) of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at a duly constituted meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy duly authorized at a duly constituted meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation

may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in accordance with Section 7.

Section 10. **Voting Rights.** For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 37 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. **Joint Owners of Stock.** If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, such person's act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in Section 217(b) of the DGCL. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) of Section 217 of the DGCL shall be a majority or even-split in interest.

Section 12. **List of Stockholders.** The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network or otherwise; *provided*, that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. **Action Without Meeting**.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be

effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d)   An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section; *provided*, that any such telegram, cablegram or other electronic transmission (including email) sets forth or is delivered with information from which the corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used; *provided*, that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 14.   Organization.

(a)   At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman of the Board of Directors has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. **Number and Term of Office**. The authorized number of directors of the corporation shall be fixed by resolution of the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. **Powers.** The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 17. **Term of Directors.** Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders for a term of one year, provided that, irrespective of the foregoing term, each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. **Vacancies.** Unless otherwise provided in the Certificate of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by such stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified.

A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19.   Resignation.   Any director may resign at any time by delivering notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20.   Removal.   Subject to any limitations imposed by applicable law or the Certificate of Incorporation, any director may be removed during his or her term of office, either with or without cause, only by the affirmative vote of the holders of a super-majority (67% or greater) of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the affirmative vote of the holders of a super-majority of such stock represented at the meeting or pursuant to written consent.

Section 21.   Meetings

(a)   Regular Meetings.   Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors.

(b)   Special Meetings.   Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board of Directors, the Chief Executive Officer or any director.

(c)   Meetings by Electronic Communications Equipment.   Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   Notice of Special Meetings.   Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express

purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) **Waiver of Notice.** The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. **Quorum and Voting.**

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of ~~a majority of the number~~ all (100%) of directors duly elected and serving ~~but in no event less than one-third of the authorized number of directors fixed from time to time by the Board of Directors~~ in accordance with the Certificate of Incorporation; *provided*, *however*, at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the ~~affirmative~~ unanimous vote ~~of a majority~~ of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. **Action Without Meeting.** Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. **Fees and Compensation.** Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. **Committees**.

(a) **Executive Committee.** The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) **Other Committees.** The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term.** The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Section 25 may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings.** Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. **Organization.** At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman of the Board of Directors has not been appointed or is absent, the Chief Executive Officer, or if the Chief Executive Officer is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 27. **Officers Designated.** The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. **Tenure and Duties of Officers**.

(a) **General.** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed in accordance with Section 31. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) **Duties of Chairman of the Board of Directors.** The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. If the Chairman is unable to preside at such a meeting, the Chairman may appoint another member of the Board of Directors as the Chairman pro tempore to preside at such meeting, and in the absence of such an appointment, the Board of Directors may appoint a member of the Board of Directors as the Chairman pro tempore. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no Chief Executive Officer or President elected and serving, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

(c) **Duties of Chief Executive Officer.** The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, if a Chairman of the Board of Directors has not been appointed or is not present or such Chairman has appointed a Chairman pro tempore. The Chief Executive Officer shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(d) **Duties of President.** If no officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation and shall have all of the powers of the Chief Executive Officer set forth above. The President shall perform such duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer (if a Chief Executive Officer has been appointed) shall designate from time to time.

(e) **Duties of Vice Presidents.** The Vice Presidents may assume and perform the duties of the Chief Executive Officer or the President in the absence or disability of the Chief Executive Officer and the President or whenever the office of Chief Executive Officer and President are vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(f) **Duties of Secretary.** The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(g) **Duties of Chief Financial Officer.** The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

Section 29. **Delegation of Authority.** The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. **Resignations.** Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Chief Executive Officer or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 31. **Removal.** Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING
OF SECURITIES OWNED BY THE CORPORATION

Section 32.   **Execution of Corporate Instruments.** The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33.   **Voting of Securities Owned by the Corporation.** All stock and other securities of other entities owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 34.   **Form and Execution of Certificates.** The shares of the corporation shall be represented by certificates, or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the corporation by such officers as provided for in Section 158 of the DGCL certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 35.   **Lost Certificates.** A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate or certificates of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate or certificates alleged to have been lost, stolen, or destroyed.

Section 36. **Transfers**.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 37. **Fixing Record Dates**.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not

precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

   Section 38. **Registered Stockholders.** The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.


ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION


   Section 39. **Execution of Other Securities.** All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Chief Financial Officer or Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.


ARTICLE IX

DIVIDENDS


   Section 40. **Declaration of Dividends.** Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

   Section 41. **Dividend Reserve.** Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other

purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.


ARTICLE X

FISCAL YEAR


Section 42. **Fiscal Year.** The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.


ARTICLE XI

INDEMNIFICATION


Section 43. **Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.**

(a) **Directors and Officers.** The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d) of this Section 43.

(b) **Employees and Other Agents.** The corporation shall have power to indemnify its non-officer employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person to such officers or other persons as the Board of Directors shall determine.

(c) **Expenses.** The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding; provided, however, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 43 or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to subsection (e) of this Section 43, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation, in which event this subsection shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum of directors who

were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d)　**Enforcement.**　Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer.　Any right to indemnification or advances granted by this Bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor.　The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim.　In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed.　In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful.　Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.　In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the corporation.

(e)　**Non-Exclusivity of Rights.**　The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office.　The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f)　**Survival of Rights.**　The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g)　**Insurance.**　To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(h)   Amendments.   Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

(i)   Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section 43 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the full extent under applicable law.

(j)   Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(1)   The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2)   The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3)   The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4)   References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5)   References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Bylaw.

ARTICLE XII

NOTICES

Section 44.   Notices.

(a)   **Notice to Stockholders.** Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b)   **Notice to Directors.** Any notice required to be given to any director may be given by the method stated in subsection (a), or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c)   **Affidavit of Mailing.** An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d)   **Methods of Notice.** It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e)   **Notice to Person with Whom Communication Is Unlawful.** Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f)   **Notice to Stockholders Sharing an Address.**   Except as otherwise prohibited under the DGCL, any notice given under the provisions of the DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 45. **Amendments.** The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a super-majority (67% or greater) of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

RIGHT OF FIRST REFUSAL

Section 46. **Right of First Refusal; Restriction on Transfer Without Board of Directors Approval.**

(a) No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (excluding shares of common stock issued upon the conversion of preferred stock of the corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 46(a):

(1) If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(2) For 30 days following receipt of such notice, the corporation shall have the option to purchase all or a portion of the shares specified in the notice at the price and upon the terms set forth in such notice. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 46(a), the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below Section 46(a)(4).

(3) The corporation may assign its rights hereunder.

(4) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary receives said transferring stockholder's notice; *provided*, that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(5) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Section 46(a) in the same manner as before said transfer.

(b) In addition to the restriction set forth in Section 46(a) above, no stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (excluding shares of common stock issued upon the conversion of preferred stock of the corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise without the prior consent of the corporation, upon duly authorized action of its Board of Directors. Without in any way limiting the basis on which the corporation may elect not to consent to a sale, assignment, pledge or transfer, the corporation does not at any time intend to consent to any requested sale, assignment, pledge or transfer (i) to individuals, companies or any other form of entity identified by the Company as a potential competitor or considered by the corporation to be unfriendly, or to non-U.S. individuals, companies or other entities, or (ii) if such sale, assignment, pledge or transfer increases the risk of the corporation having a class of security held of record by five hundred or more persons, as described in Section 12(g) of the 1934 Act, and Rule 12g5-1 promulgated thereunder, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such sale, assignment, pledge or transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such sale, assignment, pledge or transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such sale, assignment, pledge or transfer is to be effected in a brokered transaction; or (vi) if such sale, assignment, pledge or transfer represents a sale, assignment, pledge or transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee. All shares sold, assigned, pledged or transferred with the corporation's consent pursuant to this Section 46(b) shall continue to be subject to the provisions of this Section 46(b) in the same manner as before said sale, assignment, pledge or transfer.

(c) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Section 46:

(1) A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general of limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder's transfer of any or all of such stockholder's shares to the corporation.

(3) A corporate stockholder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of

shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

        (4)   A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

        (5)   A transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners.

        (6)   A transfer by a stockholder that is a limited liability company to any or all of its members or former members.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section 46, and there shall be no further transfer of such stock except in accord with this Section 46.

        (d)   The provisions of this Section 46 may be waived with respect to any transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 46 may be amended or repealed either by a duly authorized action of the Board of Directors, or by the stockholders upon the express written consent of the owners of a majority of the voting power of the corporation.

        (e)   Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this Section 46 are strictly observed and followed.

        (f)   The foregoing right of first refusal and restriction on transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

        (g)   The certificates representing shares of stock of the corporation shall bear on their face the following legends so long as the foregoing right of first refusal and restriction on transfer remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

"THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED WITHOUT THE CONSENT OF THE CORPORATION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

ARTICLE XV

LOANS TO OFFICERS

Section 47. **Loans to Officers.** Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ACTION BY UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF DIRECTORS OF
ESGRO INC.

February, 19, 2019

The undersigned, being the initial member(s) of the Board of Directors (the "***Board***") of Esgro Inc., a Delaware corporation (the "***Company***"), pursuant to Section 141(f) of the Delaware General Corporation Law, by execution hereof, do hereby (i) consent to and take the actions set forth in the resolutions below by unanimous written consent, which resolutions shall have the same force and effect as if adopted by an affirmative vote at the organizational meeting of the Board duly called and held, (ii) waive all requirements of notice for such meeting and (iii) direct that this action by unanimous written consent ("***Consent***") be filed with the minutes of the proceedings of the Board:

WHEREAS, the Company was duly formed on February 19th, 2019 as Esgro Inc., a Delaware corporation, by filing a Certificate of Incorporation with the Delaware Secretary of State;

WHEREAS, the Board now desires to adopt resolutions in connection with the organization of the Company's affairs;

Acceptance and Approval of Actions of Incorporator

RESOLVED, that the Board approves, adopts, ratifies and accepts all the actions of the sole incorporator of the Company, including without limitation, the formation of the Company by the filing with the Delaware Secretary of State of the Certificate of Incorporation, a copy of which is attached hereto as **Exhibit A**, and that all such actions shall be binding upon the Company to the same extent as if authorized by this resolution and all the duties and obligations of the sole incorporator of the Company shall forever hereafter be completely discharged, and the Company hereby relieves the incorporator from any liability for acts performed prior to the date hereof.

Resignation of Sole Incorporator

RESOLVED, to approve the resignation of Payton Jonson as the sole incorporator of the Company (the "***Sole Incorporator***") effective upon the earlier of the execution of this Consent or a written consent of the Sole Incorporator in which the Sole Incorporator resigns.

Adoption of Initial Bylaws

RESOLVED, that the form of bylaws attached hereto as **Exhibit B** is hereby adopted as the initial bylaws of the Company (the "***Bylaws***").

Election of Initial Officers

RESOLVED, that the following individuals are hereby duly elected to the offices of the Company set forth below opposite their respective names, each to serve in accordance with the

Bylaws until his or her successor is elected and qualified, or until his or her earlier resignation, removal from office or death:

Name	Offices
Caleb Gilbert	Chief Executive Officer and President
Payton Jonson	Secretary and Chairman of the Board
Themiya Chandraratna	Vice President of Product

Adoption and Approval of Specimen Stock Certificate

RESOLVED, that the form, terms and provisions of the specimen certificate for shares of the common stock, par value $0.0001 per share, of the Company attached hereto as **Exhibit C** are hereby approved and adopted, and that share certificates in such form and with such terms and provisions, appropriately completed, may be signed by any officer of the corporation (each an "***Authorized Officer***") of the Company.

Stock Books

RESOLVED, that the Authorized Officers of the Company (or any designee) shall cause to be prepared appropriate books and records with respect to the capital stock of the Company in which shall be recorded, among other things, the names and addresses of the several stockholders and the number of shares held by each stockholder.

Authorization and Approval of Issuance of Common Stock to Initial Shareholders

RESOLVED, that the officers are authorized to sell and issue on behalf of the Company a total of eight million four hundred thousand (8,400,000) shares of Common Stock (the "***Shares***") to the individuals or entities listed below (the "***Purchasers***") in the amounts specified opposite each name, at a price of $0.0001 per share for a total purchase price of $840 which the Board of Directors determines to be the fair value of such Shares, in exchange for cash, cancellation of indebtedness (including organizational costs incurred by the purchasers prior to the incorporation of the Company), promissory note, assets or any combination of the foregoing (provided that each Purchaser shall pay in cash, personal property or cancellation of indebtedness at least the aggregate par value represented by such Purchaser's shares), pursuant to a Subscription Agreement in substantially the form attached hereto as **Exhibit D** (such Shares shall be subject to the vesting provisions described in such Subscription Agreement, if any):

Purchaser Name	State of Residence	Number of Shares
Caleb Gilbert	GA	3,150,000
Payton Jonson	GA	3,150,000

Themiya Chandraratna   GA   2,100,000

RESOLVED FURTHER, that the officers of the Company, in consultation with legal counsel, are authorized, empowered and directed to execute and deliver all documents and take whatever action is deemed necessary or advisable to comply with all applicable state and federal securities laws.

RESOLVED FURTHER, that the sale and issuance of the securities authorized in the preceding resolutions shall be conducted in such a manner as to qualify for (i) exemption from various state requirements regarding registration of the sale of securities, if available, and (ii) the exemption from the requirements of the Securities Act of 1933, as amended (the "***Securities Act***"), regarding registration of the sale of securities, as provided in Section 4(a)(2) or Regulation D of the Securities Act, and the officers of the Company, in consultation with legal counsel, are hereby authorized, empowered and directed to execute and file such documents as are necessary or appropriate.

RESOLVED FURTHER, that the Board of Directors has determined that each of the Purchasers has either a pre-existing personal or business relationship with the Company, its officers or directors, or sufficient business or financial experience so that the Company can reasonably assume that such Purchaser has the capacity to protect his own interests in connection with the proposed sale of the Shares.

RESOLVED FURTHER, that each Purchaser shall represent that such Purchaser is purchasing for his own account, and not with a view to or for sale in connection with, any distribution of the Shares.

RESOLVED FURTHER, that the offer and sale of the Shares will not be accompanied by the publication of any advertisement.

RESOLVED FURTHER, that, upon receipt of consideration and an executed Subscription Agreement, the Company is authorized and directed to issue share certificates representing the Shares.

Employer Identification Number

RESOLVED, that the proper officers of the Company are directed to apply to the IRS District Director for an employer's identification number on Form SS-4.

Accountants

RESOLVED, that a duly certified public accounting firm to be chosen by the President shall be retained as independent auditors for the Company to set up, prepare, and maintain the financial records of the Company, and to prepare such financial statements.

Bank Accounts

RESOLVED, that each of the Authorized Officers (or his/her designee) is hereby authorized and directed to open one or more bank accounts in the name and on behalf of the Company in such bank or banks or trust company or trust companies as he may select and to prepare, execute and deliver in the name of and on behalf of the Company such documents or instruments as may be necessary to open such account or accounts, and if in connection with the foregoing any particular form of resolution shall be required, such resolution shall be deemed hereby adopted, provided that a copy of such resolution shall be inserted in the minute book of the Company following this Consent and that the Secretary of the Company is authorized to certify such resolution as having been adopted by this Consent.

Foreign Qualification

RESOLVED, that for the purpose of authorizing the Company to do business in any state, territory or dependency of the United States or any foreign country in which it is necessary or expedient for the Company to transact business, each of the Authorized Officers (or his/her designee) is hereby authorized to appoint and change the location of all necessary statutory offices, to make and file all necessary certificates, reports, powers of attorney and instruments as may be required or appropriate under the laws of such state, territory, dependency or country, to authorize the Company to transact business therein and, whenever it is expedient for the Company to cease doing business therein, to withdraw therefrom, to revoke any appointment of agent or attorney for service of process, and to file such certificates, reports, revocation of appointment or surrender of authority of the Company to do business in any such state, territory, dependency or country, and if in connection with the foregoing any particular form of resolution shall be required, such resolution shall be deemed hereby adopted, provided that a copy of such resolution shall be inserted in the minute book of the Company following this Consent and that the Secretary of the Company is authorized to certify such resolution as having been adopted by this Consent.

Adoption of Fiscal Year End

RESOLVED, that the fiscal year of the Company shall end on the 31st day of December in each year.

Authorization of Payment of Organizational Expenses

RESOLVED, that each of the Authorized Officers (or his/her designee) is hereby authorized and directed to pay all fees and expenses incident to or arising from the organization of the Company, and to reimburse any person who has made reasonable disbursements therefor, and that each of the Authorized Officers (or his/her designee) is hereby authorized and directed to file any and all documents they shall deem necessary, proper or advisable to amortize such expenses pursuant to Section 248 of the Internal Revenue Code of 1986, as amended.

Withholding Taxes

RESOLVED, that the Treasurer (or any other Authorized Officer) is authorized and directed to consult with the bookkeeper, auditors and attorneys of the Company in order to be fully informed as to, and to collect and pay promptly when due, all withholding taxes for which the Company may now be (or hereafter become) liable.

Director Indemnification Agreement

RESOLVED, that the Company shall enter into an Indemnification Agreement substantially in the form attached to these resolutions as **Exhibit E** with each of the Company's present and future directors and officers.

2019 Stock Incentive Plan

WHEREAS, it is in the best interests of the Company to adopt a stock plan to provide an incentive to attract, retain and reward eligible employees, directors and consultants and to motivate such persons to contribute to the growth and profitability of the Company;

NOW, THEREFORE, BE IT RESOLVED, that the Board approves and adopts the Esgro Inc. 2019 Stock Incentive Plan (the "*2019 Plan*") attached as **Exhibit F** to be effective immediately;

FURTHER RESOLVED, that the Board reserves one million (1,000,000) shares of Common Stock for issuance pursuant to the 2019 Plan; and

FURTHER RESOLVED, that the Board recommends the stockholders of the Company approve the 2019 Plan.

Miscellaneous Organization

RESOLVED, that each of the Authorized Officers (or his/her designee) is hereby authorized, for and on behalf of the Company, to execute, deliver, file, acknowledge and record any and all such documents and instruments, and to take or cause to be done any and all such other things as they, or any of them, may deem necessary or desirable to effectuate and carry out the resolutions adopted hereby and complete the due organization of the Company.

[Signature Page Follows]

       IN WITNESS WHEREOF, this Unanimous Written Consent of the Board of Directors has been executed by all of the members of the Board of Directors of the Company as of the date first set forth above.

DocuSigned by:

Caleb Gilbert

—A0CAE512B19648F...

Caleb Gilbert

DocuSigned by:

Payton Jonson

—1394108987ED4F1...

Payton Jonson

DocuSigned by:

Themiya Chandraratna

—8A36F33CD6EA4BD...

Themiya Chandraratna

EXHIBIT A

CERTIFICATE OF INCORPORATION

<u>EXHIBIT B</u>

<u>BYLAWS</u>

EXHIBIT C

SPECIMEN STOCK CERTIFICATE

<u>EXHIBIT D</u>

<u>SUBSCRIPTION AGREEMENT</u>

EXHIBIT E

INDEMNIFICATION AGREEMENT

<u>EXHIBIT F</u>

<u>STOCK INCENTIVE PLAN</u>

ESGRO INC.

WRITTEN CONSENT OF THE STOCKHOLDERS

Pursuant to the provisions of Section 228 of the Delaware General Corporate Law (the "*DGCL*"), the undersigned, being the stockholders of Esgro Inc., a Delaware corporation (the "*Company*"), hereby consent in writing to the taking of the following actions without holding a meeting, waive all requirements of notice, and adopt the following resolutions and waivers with the same force and effect as if adopted at a meeting of the stockholders of the Company, and direct that this written consent (this "*Consent*") be filed with the books and records of the Company.

2019 Stock Incentive Plan

WHEREAS, it is in the best interests of the Company to adopt a stock plan to provide an incentive to attract, retain and reward eligible employees, directors and consultants and to motivate such persons to contribute to the growth and profitability of the Company; and

WHEREAS, the Board of Directors of the Company (the "*Board*") has adopted the Esgro Inc. 2019 Stock Incentive Plan as set forth in **Exhibit A** attached hereto (the "*Plan*") pursuant to which a maximum of one million (1,000,000) shares of the authorized but unissued or reacquired shares of common stock of the Company may be issued as stock incentive grants or other equity incentive grants and has recommended that the stockholders approve and adopt the Plan.

NOW, THEREFORE, BE IT RESOLVED, that the Plan as set forth in **Exhibit A** is hereby adopted, ratified and approved.

Director Indemnification Agreements

WHEREAS, the Board has determined that it is in the best interests of the Company and its stockholders to enter into Indemnification Agreements with each of the Company's present and future directors in substantially the form attached hereto as **Exhibit B** (each an "*Indemnification Agreement*" or collectively the "*Indemnification Agreements*").

NOW, THEREFORE, BE IT RESOLVED, that the Indemnification Agreements are hereby approved and adopted; and

FURTHER RESOLVED, that the Company's execution, delivery and performance of the Indemnification Agreements be, and hereby are, approved.

General

NOW, THEREFORE, IT IS RESOLVED, that, all actions heretofore taken and all documentation heretofore delivered by the Board and the officers of the Company in furtherance of the foregoing resolutions are ratified, adopted, approved, and confirmed and declared to be binding and enforceable obligations of the Company in accordance with the respective terms and provisions thereof;

FURTHER RESOLVED, that, the Board and the officers of the Company, and each of them, is authorized, empowered, and directed to take, or cause to be taken, any and all other such acts and actions and to prepare, execute, and deliver, or cause to be prepared, executed, and delivered any and all such other documents or instruments as, with the advice of counsel, they may deem necessary, desirable or appropriate to otherwise carry out the full intent and purpose of the foregoing resolutions; and

FURTHER RESOLVED, that, this Consent may be executed in one or more counterparts (including by way of electronic transmission), each of which shall be deemed an original, but all of which together shall be deemed one and the same consent.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, being the stockholders of the Company, have executed this Consent effective as of the dates set forth below.

DocuSigned by:
Caleb Gilbert
A0CAE512B19648F...
Caleb Gilbert

Date: 5/23/2019

DocuSigned by:
Payton Jonson
1394108987ED4F1...
Payton Jonson

Date: 5/23/2019

DocuSigned by:
Themiya Chandraratna
8A36F33CD6FA4BD...
Themiya Chandraratna

Date: 5/25/2019

[Signature Page to the Written Consent of the Stockholders]

EXHIBIT A

ESGRO INC. 2019 STOCK INCENTIVE PLAN

(see attached)

[Signature Page to the Written Consent of the Stockholders]

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (the "**Agreement**") is made and entered into as of
5/23/2019
_____ ___, 2019 (the "**Effective Date**") between Esgro Inc., a Delaware corporation, (the
"**Company**"), and Caleb Gilbert ("**Indemnitee**").

R E C I T A L S

WHEREAS, highly competent persons have become more reluctant to serve corporations as directors or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to and activities on behalf of the corporation;

WHEREAS, the Board of Directors of the Company (the "**Board**") has determined that, in order to attract and retain qualified individuals, the Company will attempt to maintain on an ongoing basis, at its sole expense, liability insurance to protect persons serving the Company and its subsidiaries from certain liabilities. Although the furnishing of such insurance has been a customary and widespread practice among United States-based corporations and other business enterprises, the Company believes that, given current market conditions and trends, such insurance may be available to it in the future only at higher premiums and with more exclusions. At the same time, directors, officers, and other persons in service to corporations or business enterprises are being increasingly subjected to expensive and time-consuming litigation relating to, among other things, matters that traditionally would have been brought only against the Company or business enterprise itself. The Certificate of Incorporation of the Company permits indemnification of the officers and directors of the Company. Indemnitee may also be entitled to indemnification pursuant to the General Corporation Law of the State of Delaware ("**DGCL**"). The Certificate of Incorporation and the DGCL expressly provide that the indemnification provisions set forth therein are not exclusive, and thereby contemplate that contracts may be entered into between the Company and members of the Board, officers and other persons with respect to indemnification;

WHEREAS, the uncertainties relating to such insurance and to indemnification have increased the difficulty of attracting and retaining such persons;

WHEREAS, the Board has determined that the increased difficulty in attracting and retaining such persons is detrimental to the best interests of the Company's stockholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future;

WHEREAS, it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified;

WHEREAS, this Agreement is a supplement to and in furtherance of the Certificate of Incorporation of the Company and any resolutions adopted pursuant thereto, and shall not be

deemed a substitute therefor, nor to diminish or abrogate any rights of Indemnitee thereunder; and

WHEREAS, Indemnitee does not regard the protection available under the Company's Certificate of Incorporation and insurance as adequate in the present circumstances, and may not be willing to serve as a director without adequate protection, and the Company desires Indemnitee to serve in such capacity. Indemnitee is willing to serve, continue to serve and to take on additional service for or on behalf of the Company on the condition that he be so indemnified; and

NOW, THEREFORE, in consideration of Indemnitee's agreement to serve as a director from and after the date hereof, the parties hereto agree as follows:

1. **Indemnity of Indemnitee**. The Company hereby agrees to hold harmless and indemnify Indemnitee to the fullest extent permitted by law, as such may be amended from time to time. In furtherance of the foregoing indemnification, and without limiting the generality thereof:

(a) **Proceedings Other Than Proceedings by or in the Right of the Company**. Indemnitee shall be entitled to the rights of indemnification provided in this Section l(a) if, by reason of such person's Corporate Status (as hereinafter defined), the Indemnitee is, or is threatened to be made, a party to or participant in any Proceeding (as hereinafter defined) other than a Proceeding by or in the right of the Company, although subject to the provisions of Section 1(b) and Section 2(a) of this Agreement. Pursuant to this Section 1(a), Indemnitee shall be indemnified against all Expenses (as hereinafter defined), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person, or on such person's behalf, in connection with such Proceeding or any claim, issue or matter therein, if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal Proceeding, had no reasonable cause to believe the Indemnitee's conduct was unlawful.

(b) **Proceedings by or in the Right of the Company**. Indemnitee shall be entitled to the rights of indemnification provided in this Section 1(b) if, by reason of such person's Corporate Status, the Indemnitee is, or is threatened to be made, a party to or participant in any Proceeding brought by or in the right of the Company. Pursuant to this Section 1(b), Indemnitee shall be indemnified against all Expenses actually and reasonably incurred by the Indemnitee, or on the Indemnitee's behalf, in connection with such Proceeding if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Company; *provided, however*, if applicable law so provides, no indemnification against such Expenses shall be made in respect of any claim, issue or matter in such Proceeding as to which Indemnitee shall have been adjudged to be liable to the Company unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made.

(c) **Indemnification for Expenses of a Party Who is Wholly or Partly Successful**. Notwithstanding any other provision of this Agreement, to the extent that Indemnitee is, by reason of his Corporate Status, a party to and is successful, on the merits or

otherwise, in any Proceeding, he shall be indemnified to the maximum extent permitted by law, as such may be amended from time to time, against all Expenses actually and reasonably incurred by his or on his behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by his or on his behalf in connection with each successfully resolved claim, issue or matter. For purposes of this Section and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

2. **Additional Indemnity**.

(a) **Indemnification of Indemnitee**. In addition to, and without regard to any limitations on, the indemnification provided for in Section 1 of this Agreement, the Company shall and hereby does indemnify and hold harmless Indemnitee against all Expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by his or on his behalf if, by reason of his Corporate Status, he is, or is threatened to be made, a party to or participant in any Proceeding (including a Proceeding by or in the right of the Company), including, without limitation, all liability arising out of the negligence or active or passive wrongdoing of Indemnitee. The only limitation that shall exist upon the Company's obligations pursuant to this Agreement shall be that the Company shall not be obligated to make any payment to Indemnitee that is finally determined (under the procedures, and subject to the presumptions, set forth in Sections 6 and 7 hereof) to be unlawful.

3. **Contribution**.

(a) Whether or not the indemnification provided in Sections 1 and 2 hereof is available, in respect of any threatened, pending or completed action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), the Company shall pay, in the first instance, the entire amount of any judgment or settlement of such action, suit or proceeding without requiring Indemnitee to contribute to such payment and the Company hereby waives and relinquishes any right of contribution it may have against Indemnitee. The Company shall not enter into any settlement of any action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding) unless such settlement provides for a full and final release of all claims asserted against Indemnitee.

(b) Without diminishing or impairing the obligations of the Company set forth in the preceding subparagraph, if, for any reason, Indemnitee shall elect or be required to pay all or any portion of any judgment or settlement in any threatened, pending or completed action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), the Company shall contribute to the amount of Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred and paid or payable by Indemnitee in proportion to the relative benefits received by the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, from the transaction from which such action, suit or proceeding

arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than Indemnitee who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, in connection with the events that resulted in such expenses, judgments, fines or settlement amounts, as well as any other equitable considerations which the Law may require to be considered. The relative fault of the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary and the degree to which their conduct is active or passive.

(c)   The Company hereby agrees to fully indemnify and hold Indemnitee harmless from any claims of contribution which may be brought by officers, directors or employees of the Company, other than Indemnitee, who may be jointly liable with Indemnitee.

(d)   To the fullest extent permissible under applicable law and without diminishing or impairing the obligations of the Company set forth in the preceding subparagraphs of this Section 3, if the indemnification provided for in this Agreement is unavailable to Indemnitee for any reason whatsoever, the Company, in lieu of indemnifying Indemnitee, shall contribute to the amount incurred by Indemnitee, whether for judgments, fines, penalties, excise taxes, amounts paid or to be paid in settlement and/or for Expenses, in connection with any claim relating to an indemnifiable event under this Agreement, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such Proceeding in order to reflect (i) the relative benefits received by the Company and Indemnitee as a result of the event(s) and/or transaction(s) giving cause to such Proceeding; and/or (ii) the relative fault of the Company (and its directors, officers, employees and agents) and Indemnitee in connection with such event(s) and/or transaction(s).

4.   **Indemnification for Expenses of a Witness**.   Notwithstanding any other provision of this Agreement, to the extent that Indemnitee is, by reason of his Corporate Status, a witness, or is made (or asked to) respond to discovery requests, in any Proceeding to which Indemnitee is not a party, he shall be indemnified against all Expenses actually and reasonably incurred by his or on his behalf in connection therewith.

5.   **Advancement of Expenses**.   Notwithstanding any other provision of this Agreement, the Company shall advance all Expenses incurred by or on behalf of Indemnitee in connection with any Proceeding by reason of Indemnitee's Corporate Status within thirty (30) days after the receipt by the Company of a statement or statements from Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by Indemnitee and shall include or be preceded or accompanied by a written undertaking by or on behalf of Indemnitee to repay any Expenses advanced if it shall ultimately be determined that Indemnitee is not entitled to be indemnified against such Expenses. Any advances and

undertakings to repay pursuant to this Section 5 shall be unsecured and interest free and not conditioned on Indemnitee's ability to repay such advances.

6. **Procedures and Presumptions for Determination of Entitlement to Indemnification**. It is the intent of this Agreement to secure for Indemnitee rights of indemnity that are as favorable as may be permitted under the DGCL and public policy of the State of Delaware. Accordingly, the parties agree that the following procedures and presumptions shall apply in the event of any question as to whether Indemnitee is entitled to indemnification under this Agreement:

(a) To obtain indemnification under this Agreement, Indemnitee shall submit to the Company a written request, including therein or therewith such documentation and information as is reasonably available to Indemnitee and is reasonably necessary to determine whether and to what extent Indemnitee is entitled to indemnification. The Secretary of the Company shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that Indemnitee has requested indemnification. Notwithstanding the foregoing, any failure of Indemnitee to provide such a request to the Company, or to provide such a request in a timely fashion, shall not relieve the Company of any liability that it may have to Indemnitee unless, and to the extent that, such failure actually and materially prejudices the interests of the Company.

(b) Upon written request by Indemnitee for indemnification pursuant to the first sentence of Section 6(a) hereof, a determination with respect to Indemnitee's entitlement thereto shall be made in the specific case by one of the following four methods, which shall be at the election of the Board: (1) by a majority vote of the Disinterested Directors (as hereinafter defined), even though less than a quorum, (2) by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum, (3) if there are no Disinterested Directors or if the Disinterested Directors so direct, by Independent Counsel (as hereinafter defined) in a written opinion to the Board, a copy of which shall be delivered to the Indemnitee, or (4) if so directed by the Board, by the stockholders of the Company. Notwithstanding the foregoing, at the written request of Indemnitee following a Change in Control (as hereinafter defined), the determination shall be made by Independent Counsel in a written opinion.

(c) If the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 6(b) hereof, the Independent Counsel shall be selected as provided in this Section 6(c). The Independent Counsel shall be selected by the Board, provided that Independent Counsel will be selected by Indemnitee following a Change in Control. Indemnitee (or the Company, after a Change in Control) may, within 10 days after such written notice of selection shall have been given, deliver to the Company (or the Indemnitee, following a Change in Control) a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of "**Independent Counsel**" as defined in Section 13 of this Agreement, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If a written objection is made and substantiated, the Independent Counsel selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that

such objection is without merit. If, within 20 days after submission by Indemnitee of a written request for indemnification pursuant to Section 6(a) hereof, no Independent Counsel shall have been selected and not objected to, either the Company or Indemnitee may petition the Court of Chancery of the State of Delaware or other court of competent jurisdiction for resolution of any objection which shall have been made by the Indemnitee to the Company's selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under Section 6(b) hereof. The Company shall pay any and all reasonable fees and expenses of Independent Counsel incurred by such Independent Counsel in connection with acting pursuant to Section 6(b) hereof, and the Company shall pay all reasonable fees and expenses incident to the procedures of this Section 6(c), regardless of the manner in which such Independent Counsel was selected or appointed.

(d)　　In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion by clear and convincing evidence. Neither the failure of the Company (including by its directors or Independent Counsel) to have made a determination prior to the commencement of any action pursuant to this Agreement that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Company (including by its directors or Independent Counsel) that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct.

(e)　　Indemnitee shall be deemed to have acted in good faith if Indemnitee's action is based on the records or books of account of the Enterprise (as hereinafter defined), including financial statements, or on information supplied to Indemnitee by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or on information or records given or reports made to the Enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Enterprise. In addition, the knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Enterprise shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement. Whether or not the foregoing provisions of this Section 6(e) are satisfied, it shall in any event be presumed that Indemnitee has at all times acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion by clear and convincing evidence.

(f)　　If the person, persons or entity empowered or selected under Section 6 to determine whether Indemnitee is entitled to indemnification shall not have made a determination within sixty (60) days after receipt by the Company of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be entitled to such indemnification absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of

such indemnification under applicable law; provided, however, that such 60-day period may be extended for a reasonable time, not to exceed an additional thirty (30) days, if the person, persons or entity making such determination with respect to entitlement to indemnification in good faith requires such additional time to obtain or evaluate documentation and/or information relating thereto; and provided, further, that the foregoing provisions of this Section 6(g) shall not apply if the determination of entitlement to indemnification is to be made by the stockholders pursuant to Section 6(b) of this Agreement and if (A) within fifteen (15) days after receipt by the Company of the request for such determination, the Board or the Disinterested Directors, if appropriate, resolve to submit such determination to the stockholders for their consideration at an annual meeting thereof to be held within seventy-five (75) days after such receipt and such determination is made thereat, or (B) a special meeting of stockholders is called within fifteen (15) days after such receipt for the purpose of making such determination, such meeting is held for such purpose within sixty (60) days after having been so called and such determination is made thereat.

(g) Indemnitee shall cooperate with the person, persons or entity making such determination with respect to Indemnitee's entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. Any Independent Counsel, member of the Board or stockholder of the Company shall act reasonably and in good faith in making a determination regarding the Indemnitee's entitlement to indemnification under this Agreement. Any costs or expenses (including attorneys' fees and disbursements) incurred by Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Company (irrespective of the determination as to Indemnitee's entitlement to indemnification) and the Company hereby indemnifies and agrees to hold Indemnitee harmless therefrom.

(h) The Company acknowledges that a settlement or other disposition short of final judgment may be successful if it permits a party to avoid expense, delay, distraction, disruption and uncertainty. In the event that any action, claim or proceeding to which Indemnitee is a party is resolved in any manner other than by adverse judgment against Indemnitee (including, without limitation, settlement of such action, claim or proceeding with or without payment of money or other consideration) it shall be presumed that Indemnitee has been successful on the merits or otherwise in such action, suit or proceeding. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion by clear and convincing evidence.

(i) The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful.

7. **Remedies of Indemnitee**.

      (a) In the event that (i) a determination is made pursuant to Section 6 of this Agreement that Indemnitee is not entitled to indemnification under this Agreement, (ii) advancement of Expenses is not timely made pursuant to Section 5 of this Agreement, (iii) no determination of entitlement to indemnification is made pursuant to Section 6(b) of this Agreement within 90 days after receipt by the Company of the request for indemnification, (iv) payment of indemnification is not made pursuant to this Agreement within ten (10) days after receipt by the Company of a written request therefor or (v) payment of indemnification is not made within ten (10) days after a determination has been made that Indemnitee is entitled to indemnification or such determination is deemed to have been made pursuant to Section 6 of this Agreement, Indemnitee shall be entitled to an adjudication in an appropriate court of the State of Delaware, or in any other court of competent jurisdiction, of Indemnitee's entitlement to such indemnification. Indemnitee shall commence such proceeding seeking an adjudication within 180 days following the date on which Indemnitee first has the right to commence such proceeding pursuant to this Section 7(a). The Company shall not oppose Indemnitee's right to seek any such adjudication.

      (b) In the event that a determination shall have been made pursuant to Section 6(b) of this Agreement that Indemnitee is not entitled to indemnification, any judicial proceeding commenced pursuant to this Section 7 shall be conducted in all respects as a de novo trial on the merits, and Indemnitee shall not be prejudiced by reason of the adverse determination under Section 6(b).

      (c) If a determination shall have been made pursuant to Section 6(b) of this Agreement that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding commenced pursuant to this Section 7, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's misstatement not materially misleading in connection with the application for indemnification, or (ii) a prohibition of such indemnification under applicable law.

      (d) In the event that Indemnitee, pursuant to this Section 7, seeks a judicial adjudication of his rights under, or to recover damages for breach of, this Agreement, or to recover under any directors' and officers' liability insurance policies maintained by the Company, the Company shall pay on Indemnitee's behalf, in advance, any and all expenses (of the types described in the definition of Expenses in Section 13 of this Agreement) actually and reasonably incurred by his in such judicial adjudication, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advancement of expenses or insurance recovery. The Company irrevocably authorizes the Indemnitee from time to time to retain counsel of Indemnitee's choice, at the expense of the Company to the extent provided hereunder or under applicable law, to advise and represent Indemnitee in connection with any such judicial adjudication or recovery, including without limitation the initiation or defense of any litigation or other legal action, whether by or against the Company or any director, officer, stockholder or other person affiliated with the Company. Notwithstanding any existing or prior attorney-client relationship between the Company and such counsel, the Company irrevocably consents to Indemnitee's entering into an attorney-client relationship with such counsel, and in

8

that connection the Company and Indemnitee agree that a confidential relationship shall exist between Indemnitee and such counsel.

      (e)   The Company shall be precluded from asserting in any judicial proceeding commenced pursuant to this <u>Section 7</u> that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court that the Company is bound by all the provisions of this Agreement.

      (f)   Notwithstanding anything in this Agreement to the contrary, no determination as to entitlement to indemnification under this Agreement shall be required to be made prior to the final disposition of the Proceeding.

      8.   <u>**Non-Exclusivity; Survival of Rights; Insurance; Subrogation**</u>.

      (a)   The rights of indemnification as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, the Certificate of Incorporation, the By-laws, any agreement, a vote of stockholders, a resolution of directors or otherwise, of the Company. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee in his Corporate Status prior to such amendment, alteration or repeal. To the extent that a change in the DGCL, whether by statute or judicial decision, permits greater indemnification than would be afforded currently under the Certificate of Incorporation, By-laws and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

      (b)   To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees, or agents or fiduciaries of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person serves at the request of the Company, Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any director, officer, employee, agent or fiduciary under such policy or policies. If, at the time of the receipt of a notice of a claim pursuant to the terms hereof, the Company has director and officer liability insurance in effect, the Company shall give prompt notice of the commencement of such proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of such policies.

      (c)   In the event of any payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including

9

execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

      (d)   The Company shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.

      (e)   The Company's obligation to indemnify or advance Expenses hereunder to Indemnitee who is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount Indemnitee has actually received as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

      9.   **Exception to Right of Indemnification**. Notwithstanding any provision in this Agreement, the Company shall not be obligated under this Agreement to make any indemnity in connection with any claim made against Indemnitee:

      (a)   for an accounting of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of state statutory law or common law; or

      (b)   in connection with any Proceeding (or any part of any Proceeding) initiated by Indemnitee, including any Proceeding (or any part of any Proceeding) initiated by Indemnitee against the Company or its directors, officers, employees or other indemnitees, unless (i) the Board authorized the Proceeding (or any part of any Proceeding) prior to its initiation, (ii) the Proceeding is initiated by Indemnitee pursuant to Indemnitee's rights under Section 7 of this Agreement, or (iii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law.

      10.   **Duration of Agreement**. All agreements and obligations of the Company contained herein shall continue during the period that ends ten years after the Indemnitee ceases to serve as an officer or director of the Company (or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) and shall continue thereafter so long as Indemnitee shall be subject to any Proceeding (or any proceeding commenced under Section 7 hereof) by reason of his Corporate Status, whether or not he is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), assigns, spouses, heirs, executors and personal and legal representatives.

11. **Security**. To the extent requested by Indemnitee and approved by the Board, the Company may at any time and from time to time provide security to Indemnitee for the Company's obligations hereunder through an irrevocable bank line of credit, funded trust or other collateral. Any such security, once provided to Indemnitee, may not be revoked or released without the prior written consent of the Indemnitee.

12. **Enforcement**.

(a) The Company expressly confirms and agrees that it has entered into this Agreement and assumes the obligations imposed on it hereby in order to induce Indemnitee to serve as an officer or director of the Company, and the Company acknowledges that Indemnitee is relying upon this Agreement in serving as an officer or director of the Company.

(b) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof.

13. **Definitions**. For purposes of this Agreement:

(a) "**Change in Control**" shall mean the occurrence of any of the following:

(i) Both (A) any "person" (as defined below) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least twenty percent (20%) of the total voting power represented by the Company's then outstanding voting securities; and (B) the beneficial ownership by such person of securities representing such percentage has not been approved by a majority of the "continuing directors" (as defined below);

(ii) Any "person" is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least fifty percent (50%) of the total voting power represented by the Company's then outstanding voting securities;

(iii) A change in the composition of the Board occurs, as a result of which fewer than two-thirds (2/3) of the incumbent directors are directors who either (A) had been directors of the Company on the "look-back date" (as defined below) (the "**Original Directors**") or (B) were elected, or nominated for election, to the Board with the affirmative votes of at least a majority in the aggregate of the Original Directors who were still in office at the time of the election or nomination and directors whose election or nomination was previously so approved (the "continuing directors");

(iv) The stockholders of the Company approve a merger or consolidation of the Company with any other corporation, if such merger or consolidation would result in the voting securities of the Company outstanding immediately prior thereto representing (either by remaining outstanding or by being converted into voting securities of the surviving entity) fifty percent (50%) or less of the total voting power represented by the voting securities of

the Corporation or such surviving entity outstanding immediately after such merger or consolidation; or

(v)	The stockholders of the Company approve (A) a plan of complete liquidation of the Company or (B) an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

For purposes of Subsection (i) above, the term "person" shall have the same meaning as when used in Sections 13(d) and 14(d) of the Exchange Act, but shall exclude (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of a parent or subsidiary of the Company or (y) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the common stock of the Company.

For purposes of Subsection (iii) above, the term "look-back date" shall mean the later of (x) the Effective Date and (y) the date 24 months prior to the date of the event that may constitute a "Change in Control."

(b)	"**Corporate Status**" describes the status of a person who is or was a director, officer, employee, agent or fiduciary of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person is or was serving at the express written request of the Company.

(c)	"**Disinterested Director**" means a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

(d)	"**Enterprise**" shall mean the Company and any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that Indemnitee is or was serving at the express written request of the Company as a director, officer, employee, agent or fiduciary.

(e)	"**Expenses**" shall include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, participating, or being or preparing to be a witness in a Proceeding, or responding to, or objecting to, a request to provide discovery in any Proceeding. Expenses also shall include Expenses incurred in connection with any appeal resulting from any Proceeding and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement, including without limitation the premium, security for, and other costs relating to any cost bond, supersede as bond, or other appeal bond or its equivalent. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

(f) "**Independent Counsel**" means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent: (i) the Company or Indemnitee in any matter material to either such party (other than with respect to matters concerning Indemnitee under this Agreement, or of other indemnitees under similar indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all Expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

(g) "**Proceeding**" includes any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought by or in the right of the Company or otherwise and whether civil, criminal, administrative or investigative, in which Indemnitee was, is or will be involved as a party or otherwise, by reason of the fact that Indemnitee is or was an officer or director of the Company, by reason of any action taken by his or of any inaction on his part while acting as an officer or director of the Company, or by reason of the fact that he is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other Enterprise; in each case whether or not he is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement; including one pending on or before the date of this Agreement, but excluding one initiated by an Indemnitee pursuant to Section 7 of this Agreement to enforce his rights under this Agreement.

14. **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. Without limiting the generality of the foregoing, this Agreement is intended to confer upon Indemnitee indemnification rights to the fullest extent permitted by applicable laws. In the event any provision hereof conflicts with any applicable law, such provision shall be deemed modified, consistent with the aforementioned intent, to the extent necessary to resolve such conflict.

15. **Modification and Waiver**. No supplement, modification, termination or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

16. **Notice By Indemnitee**. Indemnitee agrees promptly to notify the Company in writing upon being served with or otherwise receiving any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification covered hereunder. The failure to so notify the Company shall not relieve the Company of any obligation which it may have to Indemnitee

under this Agreement or otherwise unless and only to the extent that such failure or delay materially prejudices the Company.

17. **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent:

      (a)   To Indemnitee at the address set forth below Indemnitee signature hereto.

      (b)   To the Company at:

          1514 Royce Dr.

          Locust Grove, GA 30248

          Attention: Chief Executive Officer

or to such other address as may have been furnished to Indemnitee by the Company or to the Company by Indemnitee, as the case may be.

18. **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19. **Headings**. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

20. **Governing Law and Consent to Jurisdiction**. This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules. The Company and Indemnitee hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Chancery Court of the State of Delaware (the "**Delaware Court**"), and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) appoint, to the extent such party is not otherwise subject to service of process in the State of Delaware, irrevocably the Secretary of the Company, or such other party as the parties to this Agreement shall mutually agree, as its agent in the State of Delaware as such party's agent for acceptance of legal process in connection with any such action or proceeding against such party with the same legal force

and validity as if served upon such party personally within the State of Delaware, (iv) waive any objection to the laying of venue of any such action or proceeding in the Delaware Court, and (v) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Delaware Court has been brought in an improper or inconvenient forum.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on and as of the day and year first written above.

COMPANY:
Esgro Inc., a Delaware corporation

DocuSigned by:
By: Caleb Gilbert
A0CAE512B19648F...
Name: Caleb Gilbert
Title: Chief Executive Officer

Address: 1514 Royce Dr.
Locust Grove, GA 30248

INDEMNITEE

DocuSigned by:
Caleb Gilbert
A0CAE512B19648F...
Name: Caleb Gilbert

Address: 164 Sullivan Mill Rd.
Senoia, GA 30276

SIGNATURE PAGE TO INDEMNIFICATION AGREEMENT

SUBSCRIPTION AGREEMENT

THE UNDERSIGNED hereby subscribes, upon the terms and conditions herein outlined, for the number of shares of Common Stock set forth below, $0.0001 par value per share (the "Shares"), of Esgro Inc., a Delaware corporation (the "Corporation"). The undersigned agrees to pay the aggregate purchase price set forth below upon acceptance of this subscription agreement by the Corporation and the issuance to the undersigned of a stock certificate or certificates representing the number of Shares for which subscription is hereby made.

The undersigned hereby covenants, represents and warrants to the Corporation as follows, and acknowledges that each such covenant, representation and warranty is material to and intended to be relied upon by the Corporation:

1.   The undersigned is acquiring the Shares solely for the undersigned's own account for investment purposes and not with a view or interest of participating, directly or indirectly, in the resale or distribution of all or any part thereof.

2.   The undersigned acknowledges that all Shares acquired by the undersigned are to be issued and sold to the undersigned without registration and in reliance upon certain exemptions under the Federal Securities Act of 1933, as amended (the "Act"), and in reliance upon certain exemptions from registration requirements under applicable state securities laws.

3.   The undersigned will make no transfer or assignment of any of the Shares except in compliance with any contractual agreements with the Corporation, the Act and any other applicable securities laws.

4.   The undersigned consents, agrees and acknowledges that the certificate or certificates representing the Shares will be inscribed with the following legend, or another legend to the same effect and agrees to the restrictions set forth therein:

> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION, IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, NOR WILL AN ASSIGNEE OR ENDORSEE HEREOF BE RECOGNIZED AS AN OWNER OF THE SHARES BY THE ISSUER UNLESS: (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO THE SHARES AND THE TRANSFER SHALL THEN BE IN EFFECT; OR (II) IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, THE SHARES ARE TRANSFERRED IN A TRANSACTION WHICH IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS.

5.   The undersigned is aware that no federal or state agency has made any recommendation or endorsement of the Shares or any finding or determination as to the fairness of the investment in such Shares.

6.   The undersigned acknowledges that no public or secondary market exists or may ever exist for the Shares and, accordingly, the undersigned may not be able to readily liquidate the undersigned's investment in the Shares.

7.   Neither the Corporation nor any person acting on its behalf has offered the Shares to the undersigned by means of general or public solicitation or general or public advertising, such as by newspaper or magazine advertisements, by broadcast media, or at any seminar or meeting whose attendees were solicited by such means.

8.   The undersigned hereby acknowledges that the Corporation has made available to the undersigned the opportunity to ask questions and to receive answers, and to obtain information necessary to evaluate the merits and risks of this investment.

9.   The undersigned is an "accredited investor" as such term is defined in Rule 501 under the Act. The undersigned hereby acknowledges that the Shares are a speculative investment and are subject to significant dilution upon future financing and other events in the future. The undersigned represents that the undersigned can bear the economic risks of such an investment for an indefinite period of time.

10.   The undersigned hereby acknowledges and represents that no commission or other remuneration has been paid or given directly or indirectly in connection with the offer or sale of the Shares to the undersigned.

11.   The undersigned has full legal capacity, power and authority to execute and deliver, and to perform the undersigned's obligations under, this agreement and such execution, delivery and performance will not violate any agreement, contract, law, rule, decree or other legal restriction by which the undersigned is bound.

Name and Address of Subscriber	Number of Shares	Aggregate Purchase Price
Caleb Gilbert 164 Sullivan Mill Rd. Senoia, GA 30276	3,150,000	$315

[Signatures on following page]

2

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this ___23rd___ day of ___May_____, 2019.

SUBSCRIBER:

DocuSigned by:

By:___*Caleb Gilbert*_____
A0CAE512B19648F...

Name: Caleb Gilbert

Accepted by Esgro Inc.,
a Delaware corporation
as of ___5/23/2019___ _____, 2019:

DocuSigned by:

By:___*Caleb Gilbert*_____
A0CAE512B19648F...

Name: Caleb Gilbert
Title: Chief Executive Officer

[Signature Page to Subscription Agreement]

STOCK RESTRICTION AGREEMENT

This **AMENDED STOCK RESTRICTION AGREEMENT** (the "**Agreement**") is made as of the ___23rd___ day of ___May_____, 2019 (the "**Effective Date**"), by and between **Esgro Inc.,** a Delaware corporation (the "**Company**"), and **Caleb Gilbert (**the "**Stockholder**"), as an Amendment of the Stock Restriction Agreement ("Original Subscription Agreement") entered between Company and Stockholder on ___May 23rd_____, 2019.

        A.   The Stockholder is an employee of the Company.

        B.   The Stockholder is the holder of 3,150,000 shares (the "**Stock**") of the Company's Common Stock, which Stock is represented by a stock certificate (the "**Certificate**").

        C.   The founding Stockholders have mutually agreed to execute and deliver this Agreement and the parties hereto are willing to execute this Agreement and be bound by the provisions hereof.

        NOW, THEREFORE, in consideration of the foregoing, the agreements set forth below, and the parties' desire to provide for continuity of ownership of the Company to further the interests of the Company and its present and future Stockholders, the parties hereby agree with each other as follows:

1.   **REPURCHASE OPTION**

        (a)   In the event the Stockholder's Service (as defined below) with the Company is terminated by the Company or the Stockholder, then the Company shall have an irrevocable option (the "**Repurchase Option**"), for a period of one hundred eighty (180) days after the date of such termination, or such longer period as may be agreed to by the Company and the Stockholder, to repurchase from Stockholder or Stockholder's personal representative, as the case may be, up to but not exceeding the number of shares of Stock that have not vested in accordance with the provisions of Section 1(c) below as of such termination date at the Option Price (as defined below).

        (b)   The "**Option Price**" shall be the per share price that is the lower of (x) the original purchase price per share paid by Stockholder for such Stock, which the parties agree shall be $0.0001 per share and (y) the Fair Market Value (as defined below) per share of such Stock as of the date of such repurchase.

        (c)   One hundred percent (100.0%) of the Stock (or 3,150,000 shares of Stock) will be deemed unvested as of the date of this Agreement (subject to any adjustment pursuant to Section 3 below) and subject to the Repurchase Option. Twenty-five (25.0%) of the unvested shares of Stock (or 787,500 shares of Stock) will vest and be released from the Repurchase Option as of the first anniversary of the Effective Date of the Original Subscription Agreement. Such 2,362,500 shares of unvested Stock thereafter will vest and be released from the Repurchase Option in equal monthly installments over a thirty-six (36) month period (or 65,625 shares of Stock per month, with an additional twenty four

(24) shares vesting and being released from the Repurchase Option on the final month) (subject to any adjustment pursuant to Section 3 below), measured from the first anniversary of the Effective Date, until all the Stock is vested and released from the Repurchase Option (provided in each case that Stockholder continues providing Services to the Company (or a parent or wholly-owned subsidiary of the Company) through the date of such release, and further subject to the provisions of Section 1(d) below).

(d)   In the event of a Corporate Transaction (as defined below), then the Repurchase Option shall lapse and no (vested or unvested) shares of Stock shall be subject to repurchase by the Company pursuant to this Agreement.

(e)   For purposes of the Repurchase Option:

(i)   "**Corporate Transaction**" shall mean (A) a sale, lease or other disposition of all or substantially all of the assets or intellectual property of the Company or the granting of one or more exclusive licenses which individually or in the aggregate cover all or substantially all of the intellectual property of the Company, (B) any consolidation, stock exchange or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly-owned subsidiary, its parent) immediately after such consolidation, merger or reorganization, or (C) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred; provided that a Corporate Transaction shall not include (X) any consolidation or merger effected exclusively to change the domicile of the Company, (Y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof, or (Z) any transfer of such voting power or equity ownership without consideration from a stockholder of a Company to such stockholder's affiliates, stockholders, members or family members such that the total amount of equity ownership or voting power held by such stockholder and its affiliates, stockholders, members or family members shall in the aggregate be the same before and after the transaction.

(ii)   "**Fair Market Value**" shall mean the value of the Stock (or other securities or property, as the case may be) as determined in good faith by the Board (with the Stockholder abstaining from such vote, to the extent the Stockholder is a member of the Board).

(iii)   "**Service**" shall mean an employment or consultant relationship with the Company or its affiliates.

(f)   Stockholder hereby acknowledges that the Company has no obligation, either now or in the future, to repurchase any of the shares of Common Stock, whether vested or unvested, at any time. Further, Stockholder acknowledges and understands that, the

Company may repurchase the Stock for less than its Fair Market Value at the time of such repurchase pursuant to the terms of this agreement.

2.   **EXERCISE OF REPURCHASE OPTION.** The Repurchase Option shall be exercised by written notice (the "**Notice**") signed by an officer of the Company or by any assignee or assignees of the Company and delivered or mailed as provided in Section 14(a). The Notice shall identify the number of shares of Stock to be purchased and shall notify Stockholder of the time, place and date for settlement of such purchase, which shall be scheduled by the Company within the term of the Repurchase Option set forth in Section 1(a) above. The Company shall be entitled to pay for any shares of Stock purchased pursuant to its Repurchase Option at the Company's option in cash or by check made payable to Stockholder, by offset against any documented indebtedness owing to the Company by Stockholder, or by a combination of the foregoing. Upon delivery of the Notice and payment of the purchase price in any of the ways described above (i) the Stockholder shall assign and transfer to the Company all of the shares of Stock subject to the Repurchase Option and shall surrender the Certificate to the Company for cancellation and reissuance in the amount equal to the number of shares of Stock not repurchased by the Company hereunder and (ii) the Company shall become the legal and beneficial owner of the Stock being repurchased and all rights and interest therein or related thereto, and the Company shall have the right to transfer to its own name the Stock being repurchased by the Company, without further action by Stockholder.

3.   **ADJUSTMENTS TO STOCK.** If, from time to time, during the term of the Repurchase Option there is any change affecting the Company's outstanding Common Stock as a class that is effected without the receipt of consideration by the Company (through merger, consolidation, reorganization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, change in corporation structure or other transaction not involving the receipt of consideration by the Company), then any and all new, substituted or additional securities or other property to which Stockholder is entitled by reason of Stockholder's ownership of Stock shall be immediately subject to the Repurchase Option and be included in the word "Stock" for all purposes of the Repurchase Option with the same force and effect as the shares of the Stock presently subject to the Repurchase Option, but only to the extent the Stock is, at the time, covered by such Repurchase Option. While the total (applicable) Option Price shall remain the same after each such event, the (applicable) Option Price per share of Stock upon exercise of the Repurchase Option shall be appropriately adjusted.

4.   **CORPORATE TRANSACTION.** In the event of a Corporate Transaction then the Repurchase Option may be assigned by the Company to any successor of the Company (or the successor's parent) in connection with such Corporate Transaction. To the extent that the Repurchase Option remains in effect following such a Corporate Transaction, it shall apply to the new capital stock or other property received in exchange for the Stock in consummation of the Corporate Transaction, but only to the extent the Stock is at the time covered by such right. Appropriate adjustments shall be made to the Option Price per share payable upon exercise of the Repurchase Option to reflect the effect of the Corporate Transaction upon the Company's capital structure; provided, however, that the aggregate Option Price shall remain the same.

5. **TERMINATION OF REPURCHASE OPTION.** Sections 1, 2, 3 and 4 of this Agreement shall terminate upon the exercise in full or expiration of the Repurchase Option, whichever occurs first.

6. **PARACHUTE PAYMENTS.**

    (a)   If the Company determines that any payment or benefit Stockholder would receive pursuant to a Corporate Transaction from the Company or otherwise ("**Payment**") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "**Code**"), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "**Excise Tax**"), then such Payment shall be adjusted to the Reduced Amount. The "**Reduced Amount**" shall be either the greater of (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Stockholder's receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting "parachute payments" is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order unless Stockholder elects in writing a different order (*provided, however,* that such election shall be subject to Company approval if made on or after the date on which the event that triggers the Payment occurs): reduction of cash payments; cancellation of accelerated vesting of stock awards; reduction of employee benefits. In the event that acceleration of vesting of stock award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of Stockholder's stock awards unless Stockholder elects in writing a different order for cancellation. At the request of the Stockholder, the Company will submit the Payment to a Stockholder vote in accordance with the provisions of Section 280G of the Code.

    (b)   The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Corporate Transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Corporate Transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder.   The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

    (c)   The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Stockholder within fifteen (15) calendar days after the date on which Stockholder's right to a Payment is triggered (if requested at that time by the Company or Stockholder) or such other time as requested by the Company or Stockholder.

7. **RIGHTS OF STOCKHOLDER.** Subject to the provisions of Sections 8, 11 and 13 herein, Stockholder shall exercise all rights and privileges of a Stockholder of the Company with

respect to the Stock. Stockholder shall be deemed to be the holder for purposes of receiving any dividends that may be paid with respect to such shares of Stock and for the purpose of exercising any voting rights relating to such shares of Stock, even if some or all of such shares of Stock have not yet vested and been released from the Repurchase Option.

8. **LIMITATIONS ON TRANSFER.** In addition to any other limitation on transfer created by any other agreement or applicable securities laws, Stockholder shall not assign, hypothecate, donate, encumber or otherwise dispose of any interest in the portion of Stock that is subject to the Repurchase Option, except as expressly permitted herein. After any Stock has been released from the Repurchase Option, Stockholder shall not assign, hypothecate, donate, encumber or otherwise dispose of any interest in the Stock except in compliance with applicable securities laws and any other agreements affecting such Stock. Any attempted transfer in violation of this provision shall be void and of no legal force and, at the Company's discretion, shall result in forfeiture of the Stock. **Stockholder hereby further acknowledges that Stockholder may be required to hold the Common Stock purchased hereunder indefinitely under applicable law. During the period of time during which the Stockholder holds the Common Stock, the value of the Common Stock may increase or decrease, and any risk associated with such Common Stock and such fluctuation in value shall be borne by the Stockholder.**

9. **RESTRICTIVE LEGENDS.** All certificates representing the Stock shall have endorsed thereon legends in substantially the following forms (in addition to any other legend which may be required by other agreements between the parties hereto):

    (a) "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A REPURCHASE RIGHT SET FORTH IN A STOCK RESTRICTION AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER, OR SUCH HOLDER'S PREDECESSOR IN INTEREST, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. ANY TRANSFER OR ATTEMPTED TRANSFER OF ANY SHARES SUBJECT TO SUCH REPURCHASE RIGHT WHICH IS NOT IN ACCORDANCE WITH SUCH AGREEMENT IS VOID."

    (b) "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION, IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, NOR WILL AN ASSIGNEE OR ENDORSEE HEREOF BE RECOGNIZED AS AN OWNER OF THE SHARES BY THE ISSUER UNLESS: (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO THE SHARES AND THE TRANSFER SHALL THEN BE IN EFFECT; OR (II) IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, THE SHARES ARE TRANSFERRED IN A TRANSACTION WHICH IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS."

    (c) Any legend required by applicable state securities laws.

10. **SECTION 83(b) ELECTION.** Stockholder understands that Section 83(a) of the Code, taxes as ordinary income the difference between the amount paid for the Stock and the fair market value of the Stock as of the date any restrictions on the Stock lapse. In this context, "restriction" may include the right of the Company to buy back the Stock pursuant to the Repurchase Option set forth in Section 1 above. If Section 83 does apply, Stockholder understands that Stockholder may elect to be taxed at the time the Stock is purchased, (e.g., when the vesting restrictions are imposed) rather than when and as the Repurchase Option expires, by filing an election under Section 83(b) (an "***83(b) Election***") of the Code with the Internal Revenue Service within thirty (30) days from the date of purchase. Even if the fair market value of the Stock at the time of the execution of this Agreement equals the amount paid for the Stock, the 83(b) Election may be required to avoid income under Section 83(a) in the future. Stockholder understands that failure to file such an 83(b) Election in a timely manner may result in adverse tax consequences for Stockholder. Stockholder further understands that an additional copy of such 83(b) Election is required to be filed with his or her federal income tax return for the calendar year in which the date of this Agreement falls. **Stockholder further acknowledges and understands that it is Stockholder's sole obligation and responsibility to determine whether to file an 83(b) Election in these circumstances, and to timely file such 83(b) Election, and neither the Company nor the Company's legal or financial advisors shall have any obligation or responsibility with respect to such filing.** Stockholder acknowledges that the foregoing is only a summary of the effect of United States federal income taxation with respect to purchase of the Stock hereunder, and does not purport to be complete. Stockholder further acknowledges that the Company has directed Stockholder to seek independent advice regarding the applicable provisions of the Code, the income tax laws of any municipality, state or foreign country in which Stockholder may reside, and the tax consequences of Stockholder's death. Stockholder assumes all responsibility for filing an 83(b) Election and paying all taxes resulting from such election or the lapse of the restrictions on the Stock.

11. **REFUSAL TO TRANSFER.** The Company shall not be required (a) to transfer on its books any shares of Stock of the Company which shall have been transferred in violation of any of the provisions set forth in this Agreement or (b) to treat as owner of such shares or to accord the right to vote as such owner or to pay dividends to any transferee to whom such shares shall have been so transferred.

12. **NO EMPLOYMENT RIGHTS.** This Agreement is not an employment contract and nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company (or a parent or subsidiary of the Company) to terminate Stockholder's employment or other Services for any reason at any time, with or without cause and with or without notice.

13. **ESCROW OF UNVESTED STOCK.** As security for Stockholder's faithful performance of the terms of this Agreement and to insure the availability for delivery of Stockholder's Stock upon exercise of the Repurchase Option herein provided for, Stockholder agrees, at the closing hereunder, to deliver to and deposit with the Secretary of the Company or the Secretary's designee ("**Escrow Agent**"), as Escrow Agent in this transaction, three (3) stock assignments duly endorsed (with date and number of shares blank) in the form attached hereto as **Exhibit A**, together with a certificate or certificates evidencing all of the

Stock subject to the Repurchase Option; said documents are to be held by the Escrow Agent and delivered by said Escrow Agent pursuant to the Joint Escrow Instructions of the Company and Stockholder set forth in **Exhibit B** attached hereto and incorporated by this reference, which instructions shall also be delivered to the Escrow Agent at the closing hereunder. Stockholder hereby acknowledges that the Secretary of the Company, or the Secretary's designee, is so appointed as the Escrow Agent with the foregoing authorities as a material inducement to make this Agreement and that said appointment is coupled with an interest and is accordingly irrevocable. Stockholder agrees that Escrow Agent shall not be liable to any party hereof (or to any other party). Escrow Agent may rely upon any letter, notice or other document executed by any signature purported to be genuine and may resign at any time. Stockholder agrees that if the Secretary of the Company, or the Secretary's designee, resigns as Escrow Agent for any or no reason, the Board shall have the power to appoint a successor to serve as Escrow Agent pursuant to the terms of this Agreement. Stockholder agrees that if the Secretary of the Company resigns as Secretary, the successor Secretary shall serve as Escrow Agent pursuant to the terms of this Agreement

14. **MISCELLANEOUS.**

(a) **Notices.** All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile or electronic mail if sent during normal business hours of the recipient, and if not during normal business hours of the recipient, then on the next business day, (iii) five (5) calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the other party hereto at such party's address hereinafter set forth on the signature page hereof, or at such other address as such party may designate by ten (10) days advance written notice to the other party hereto.

(b) **Successors and Assigns.** This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer herein set forth, be binding upon Stockholder, Stockholder's successors, and assigns. The Repurchase Option of the Company hereunder shall be assignable by the Company at any time or from time to time, in whole or in part.

(c) **Attorneys' Fees; Specific Performance.** In the event that any suit or action is instituted under or in relation to this Agreement, including without limitation to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals. It is the intention of the parties that the Company, upon exercise of the Repurchase Option and payment of the (applicable) Option Price, pursuant to the terms of this Agreement, shall be entitled to receive the Stock, in specie, in order to have such Stock available for future issuance without dilution of the

holdings of other stockholders. Furthermore, it is expressly agreed between the parties that money damages are inadequate to compensate the Company for the Stock and that the Company shall, upon proper exercise of the Repurchase Option, be entitled to specific enforcement of its rights to purchase and receive said Stock.

(d) **Governing Law; Venue.** This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia. The parties agree that any action brought by either party to interpret or enforce any provision of this Agreement shall be brought in, and each party agrees to, and does hereby, submit to the jurisdiction and venue of, the appropriate state or federal court for the district encompassing the Company's principal place of business. THE PARTIES TO THIS AGREEMENT HEREBY WAIVE THEIR RIGHT TO A TRIAL BY JURY WITH RESPECT TO DISPUTES ARISING UNDER THIS AGREEMENT AND THE RELATED AGREEMENTS AND CONSENT TO A BENCH TRIAL WITH THE APPROPRIATE JUDGE ACTING AS THE FINDER OF FACT.

(e) **Further Execution.** The parties agree to take all such further action(s) as may reasonably be necessary to carry out and consummate this Agreement as soon as practicable, and to take whatever steps may be necessary to obtain any governmental approval in connection with or otherwise qualify the issuance of the securities that are the subject of this Agreement.

(f) **Independent Counsel.** Stockholder acknowledges that this Agreement has been prepared on behalf of the Company by Nelson Mullins Riley & Scarborough LLP ("**Nelson Mullins**"), counsel to the Company and that Nelson Mullins does not represent, and is not acting on behalf of, Stockholder. Stockholder has been provided with an opportunity to consult with Stockholder's own counsel with respect to this Agreement.

(g) **Entire Agreement; Amendment.** This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral, with respect to the subject matter hereof. This Agreement may not be amended, modified or revoked, in whole or in part, except by an agreement in writing signed by each of the parties hereto.

(h) **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(i) **Counterparts.** This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Stock Restriction Agreement as of the day and year first above written.

Esgro Inc.

By: *Caleb Gilbert*
DocuSigned by:
A0CAE512B19648F...

Name: **Caleb Gilbert**

Title: Chief Executive Officer

Address:

1514 Royce Dr.

Locust Grove, GA 30248

STOCKHOLDER:

Caleb Gilbert
DocuSigned by:
A0CAE512B19648F...

Name: **Caleb Gilbert**

Address:

164 Sullivan Mill Rd.

Senoia, GA 30276

10

EXHIBIT A

ASSIGNMENT SEPARATE FROM CERTIFICATE

FOR VALUE RECEIVED and pursuant to that certain Stock Restriction Agreement between the undersigned (the "***Stockholder***") and **Esgro Inc.** (the "***Company***") dated 5/23/2019 ___, 2019 (the "***Agreement***"), the Stockholder hereby sells, assigns and transfers unto the Company Esgro (3,150,000) shares of the Common Stock of the Company, standing in the Stockholder's name on the books of the Company and represented by Certificate No. 1, and hereby irrevocably constitutes and appoints Payton Jonson to transfer said stock on the books of the Company with full power of substitution in the premises. THIS ASSIGNMENT MAY ONLY BE USED AS AUTHORIZED BY THE AGREEMENT AND THE EXHIBITS THERETO.

Dated: 5/23/2019

Signature:

DocuSigned by:

Caleb Gilbert

A0CAE512B19648F...

Name: **Caleb Gilbert**

Instruction: Please do not fill in any blanks other than the signature line. The purpose of this assignment is to enable the Company to exercise its repurchase option set forth in the Agreement without requiring additional signatures on the part of the Stockholder.

EXHIBIT B

JOINT ESCROW INSTRUCTIONS

Secretary
ESGRO INC.
1514 Royce Dr.
Locust   Grove,   GA   30248

Ladies and Gentlemen:

As Escrow Agent for both **ESGRO INC.,** a Delaware corporation (the "***Corporation***") and **CALEB GILBERT** (the "***Stockholder***"), you are hereby authorized and directed to hold the documents delivered to you pursuant to the terms of that certain Stock Restriction Agreement dated as of __5/23/2019__ ___, 2019 ("***Agreement***"), to which a copy of these Joint Escrow Instructions is attached as Exhibit B, in accordance with the following instructions:

      1.   In the event Corporation or an assignee shall elect to exercise the Repurchase Option set forth in Section 1(a) of the Agreement (the "***Repurchase Option***"), the Corporation or its assignee will give to Stockholder and you a written notice specifying the number of shares of stock to be purchased, the purchase price, and the time for a closing thereunder at the principal office of the Corporation. Stockholder and the Corporation hereby irrevocably authorize and direct you to close the transaction contemplated by such notice in accordance with the terms of said notice.

      2.   At the closing, you are directed (a) to date the stock assignments necessary for the transfer in question, (b) to fill in the number of shares being transferred, and (c) to deliver the same, together with the certificate evidencing the shares of stock to be transferred, to the Corporation against the simultaneous delivery to you of the purchase price (which may include suitable acknowledgment of cancellation of indebtedness) for the number of shares of stock being purchased pursuant to the exercise of the Repurchase Option.

      3.   Stockholder irrevocably authorizes the Corporation to deposit with you any certificates evidencing shares of stock to be held by you hereunder and any additions and substitutions to said shares as specified in the Agreement. Stockholder does hereby irrevocably constitute and appoint you as his attorneyinfact and agent for the term of this escrow to execute with respect to such securities all documents necessary or appropriate to make such securities negotiable and complete any transaction herein contemplated, including but not limited to any appropriate filing with state or government officials or bank officials. Subject to the provisions of this paragraph 3, Stockholder shall exercise all rights and privileges of a Stockholder of the Corporation while the stock is held by you.

      4.   This escrow shall terminate upon the exercise in full or expiration of the Repurchase Option, whichever occurs first.

5. If at the time of termination of this escrow you should have in your possession any documents, securities, or other property belonging to Stockholder, you shall deliver all of the same to Stockholder and shall be discharged of all further obligations hereunder; provided, however, that if at the time of termination of this escrow you are advised by the Corporation that any property subject to this escrow is the subject of a pledge or other security agreement, you shall deliver all such property to the pledgeholder or other person designated by the Corporation.

6. Except as otherwise provided in these Joint Escrow Instructions, your duties hereunder may be altered, amended, modified or revoked only by a writing signed by all of the parties hereto.

7. You shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by you to be genuine and to have been signed or presented by the proper party or parties. You shall not be personally liable for any act you may do or omit to do hereunder as Escrow Agent or as attorneyinfact for Stockholder while acting in good faith and in the exercise of your own good judgment, and any act done or omitted by you pursuant to the advice of your own attorneys shall be conclusive evidence of such good faith.

8. You are hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or corporation, excepting only orders or process of courts of law, and are hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case you obey or comply with any such order, judgment or decree of any court, you shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

9. You shall not be liable in any respect on account of the identity, authorities or rights of the parties executing or delivering or purporting to execute or deliver the Agreement or any documents or papers deposited or called for hereunder.

10. You shall not be liable for the outlawing of any rights under any statute of limitations with respect to these Joint Escrow Instructions or any documents deposited with you.

11. Your responsibilities as Escrow Agent hereunder shall terminate if you shall cease to be Secretary of the Corporation or if you shall resign by written notice to each party. In the event of any such termination, the Corporation shall appoint any officer or assistant officer of the Corporation as successor Escrow Agent, and Stockholder hereby confirms the appointment of such successor as his attorney-in-fact and agent to the full extent of your appointment.

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12. If you reasonably require other or further instruments in connection with these Joint Escrow Instructions or obligations in respect hereto, the necessary parties hereto shall join in furnishing such instruments.

13. It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the securities held by you hereunder, you are authorized and directed to retain in your possession without liability to anyone all or any part of said securities until such dispute shall have been settled either by mutual written agreement of the parties concerned or by a final order, decree or judgment of a court of competent jurisdiction after the time for appeal has expired and no appeal has been perfected, but you shall be under no duty whatsoever to institute or defend any such proceedings.

14. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, including delivery by express courier, or three (3) days after deposit in the United States Post Office, by registered or certified mail with postage and fees prepaid, addressed to each of the other parties entitled to such notice at the following addresses, or at such other addresses as a party may designate by written notice to each of the other parties hereto.

Corporation:	**Esgro Inc.**		
	1514 Royce Dr.		
	Locust Grove,	GA	30248

Stockholder:	**Caleb Gilbert**		
	164 Sullivan Mill Rd.		
	Senoia,	GA	30276

Escrow Agent:	**Secretary of Esgro Inc.**		
	1514 Royce Dr.		
	Locust Grove,	GA	30248

15.

15. By signing these Joint Escrow Instructions, you become a party hereto only for the purpose of said Joint Escrow Instructions; you do not become a party to the Agreement.

16. You shall be entitled to employ such legal counsel and other experts as you may deem necessary properly to advise you in connection with your obligations hereunder. You

may rely upon the advice of such counsel, and you may pay such counsel reasonable compensation therefor. The Corporation shall be responsible for all fees generated by such legal counsel in connection with your obligations hereunder.

17.   This instrument shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. It is understood and agreed that references to "*you*" and "*your*" herein refer to the original Escrow Agents. It is understood and agreed that the Corporation may at any time or from time to time assign its rights under the Agreement and these Joint Escrow Instructions.

18.   This Agreement shall be governed by and interpreted and determined in accordance with the laws of the State of Georgia, as such laws are applied by Georgia courts to contracts made and to be performed entirely in Georgia by residents of that state.*****

Very truly yours,

ESGRO INC.

DocuSigned by:

Caleb Gilbert

A0CAE512B19648F...

By:

Name: **Caleb Gilbert**

Title: Chief Executive Officer

STOCKHOLDER

DocuSigned by:

Caleb Gilbert

A0CAE512B19648F...

Name: **Caleb Gilbert**

ESCROW AGENT:

DocuSigned by:

Payton Jonson

1394108987ED4F1...

SECRETARY OF ESGRO INC.

5

INVENTION ASSIGNMENT AGREEMENT

THIS INVENTION ASSIGNMENT AGREEMENT (this "***Agreement***") is made and entered into as of
5/23/2019
_____ ___, 2019 by and between Caleb Gilbert (the "***Assignor***"), and Esgro Inc., a Delaware
corporation (the "***Company***"). The parties hereto agree as follows:

AGREEMENT

1.   Assignor hereby irrevocably assigns, sells, transfers and conveys to the Company all
right, title and interest, on a worldwide basis, in and to the Works (as defined below) and all applicable
intellectual property rights, on a worldwide basis, related thereto, including, without limitation,
copyrights, trademarks, trade secrets, patents, patent applications, moral rights, contract and licensing
rights (the "***Property***"). In consideration for such transfer of the Property, the Company shall pay to
Assignor the amount of $20. Assignor hereby irrevocably: (a) acknowledges that neither Assignor nor
any affiliate or related party retains any right, title, or interest in, or any right to use, the Property, and (b)
agrees (for and on behalf of himself and any Assignor Affiliates) not to challenge the validity of the
Company's ownership or use of the Property. For purposes of this Agreement, the "***Works***" shall mean
all of Assignor's rights, title, and interest in and to any works held or developed by Assignor in
connection with the business of the Company, including, without limitation, all right, title and interest in
all proprietary rights therein, including, without limitation, patents, patent applications, patentable subject
matter, domain names copyrights and trade secret rights, together with all contracts, licenses, causes of
action and claims of any kind with respect to any of the foregoing, whether now known or hereafter to
become known, for the respective maximum terms of protection available throughout the world.

2.   Upon each request by the Company, without additional consideration, Assignor agrees to
promptly execute documents, testify and take other acts at the Company's expense as the Company may
deem necessary or desirable to procure, maintain, perfect, protect and enforce the full benefits,
enjoyment, rights, title and interest, on a worldwide basis of the Property assigned hereunder, and render
all necessary assistance in making application for and obtaining original, divisional, renewal, or reissued
utility and design patents, copyrights, mask works, trademarks, trade secrets, and all other technology and
intellectual property rights throughout the world related to any of the Property, in the Company's name
and for its benefit. In the event the Company is unable for any reason, after reasonable effort, to secure
Assignor's signature on any document needed in connection with the actions specified herein, Assignor
hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as
Assignor's agent and attorney in fact, which appointment is coupled with an interest, to act for and in
Assignor's behalf to execute, verify and file any such documents and to do all other lawfully permitted
acts to further the purposes of this paragraph with the same legal force and effect as if executed by
Assignor. Assignor hereby waives and quitclaims to the Company any and all claims, of any nature
whatsoever, which Assignor now or may hereafter have for infringement of any Property assigned
hereunder.

3.   Assignor further agrees to deliver to the Company upon execution of this Agreement any
and all tangible manifestations of the Property, including, without limitation, all notes, records, files and
tangible items of any sort in Assignor's possession or under Assignor's control relating to the Property.
Such delivery shall include all present and predecessor versions. In addition, Assignor agrees to provide
to the Company from and after the execution of this Agreement and at the expense of the Company
competent and knowledgeable assistance to facilitate the transfer of all information, know-how,
techniques, processes and the like related to such tangible manifestation and otherwise comprising the
intangible aspects of the Property.

4.   Assignor represents and warrants to the Company that, (a) Assignor has full right and
power to enter into and perform this Agreement without the consent of any third party, (b) Assignor was
not acting within the scope of employment or other service arrangements with any third party when
conceiving, creating or otherwise performing any activity with respect to the Property, (c) the execution,

delivery and performance of this Agreement does not conflict with, constitute a breach of, or in any way violate any arrangement, understanding or agreement to which Assignor is a party or by which Assignor is bound, and (d) Assignor has maintained the Property in confidence and has not granted, directly or indirectly, any rights or interest whatsoever in the Property to any third party.

5. This Agreement constitutes the entire, complete, final and exclusive understanding and agreement of the parties hereto with respect to the subject matter hereof, and supersedes any other prior or contemporaneous oral understanding or agreement or any other prior written agreement. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the parties hereto.

6. This Agreement will be governed and construed in accordance with the laws of the State of Georgia. Assignor hereby expressly consents to the personal jurisdiction of the state and federal courts located in the Northern District of Georgia for any lawsuit filed there against Assignor by the Company arising from or related to this Agreement.

7. If any provision of this Agreement is found invalid or unenforceable, in whole or in part, the remaining provisions and partially enforceable provisions will, nevertheless, be binding and enforceable.

8. Failure by either party to exercise any of its rights hereunder shall not constitute or be deemed a waiver or forfeiture of such rights.

9. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

* * * * *

IN WITNESS WHEREOF, the undersigned have executed this **INVENTION ASSIGNMENT AGREEMENT** as of the date set forth above.

COMPANY: ASSIGNOR:

Esgro Inc.

DocuSigned by: DocuSigned by:

Caleb Gilbert   *Caleb Gilbert*

By: _____   By: _____
A0CAE512B19648F...   A0CAE512B19648F...

Name: Caleb Gilbert   Name: Caleb Gilbert
Title: Chief Executive Officer

EMPLOYMENT COVENANTS AGREEMENT

5/23/2019

This **EMPLOYMENT COVENANTS AGREEMENT** (the "Agreement") is made this ___ day of _____, 20__ (the "Effective Date"), between **Esgro Inc.** (the "Company") and Caleb Gilbert ("You" or "Your")(collectively, the "Parties").[1] You hereby confirm that the term of this Agreement applies beginning upon Your first day of employment with the Company, including, without limitation all Work Product that You have conceived, developed or reduced to practice during the term of Your employment with the Company.

---

[1] Unless otherwise indicated, all capitalized terms used in this Agreement are defined in the "Definitions" Section of Attachment A. Attachment A is incorporated by reference and is included in the definition of "Agreement."

For and in consideration of the Company's agreement to employ or continue to employ You, You agree to the following terms:

1. Acknowledgments. You acknowledge and agree that:

    (a) Your position is a position of trust and responsibility with access to Confidential Information, Trade Secrets, and other confidential information concerning employees and customers of the Company;

    (b) the Trade Secrets and Confidential Information, and the relationship between the Company and each of its Employees and Customers, are valuable assets of the Company which may not be used for any purpose other than the Company's Business;

    (c) the names of Customers are considered Confidential Information of the Business which constitutes valuable, special, and unique property of the Company;

    (d) Customer lists and Customer information which have been compiled by the Company represents a material investment of the Company's time and money;

    (e) the Company will invest its time and money in the development of Your skills in the Business; and

    (f) the restrictions contained in this Agreement, including, but not limited to, the restrictive covenants set forth in Sections 2 – 5 below, are reasonable and necessary to protect the legitimate business interests of the Company, and they will not impair or infringe upon Your right to work or earn a living when Your employment with the Company ends.

2. Trade Secrets and Confidential Information.

    (a) You represent and warrant that:

        (i) You are not subject to any legal or contractual duty or agreement that would prevent or prohibit You from performing Your duties for the Company or complying with this Agreement, including any duties you may have with respect to soliciting new employees or new customers to the Company; and

        (ii) You are not in breach of any legal or contractual duty or agreement, including any agreement concerning trade secrets or confidential information, owned by any other person or entity.

    (b) You will not:

        (i) use, disclose, or reverse engineer the Trade Secrets or the Confidential Information for any purpose other than the Company's Business, except as authorized in writing by the Company;

        (ii) during Your employment with the Company, use, disclose, or reverse engineer (a) any confidential information or trade secrets of any former employer or third party, or (b) any works of authorship developed in whole or in part by You during any former employment or for any other party, unless authorized in writing by the former employer or third party; or

        (iii) upon the termination of Your employment for any reason, (a) retain physical embodiments of Trade Secrets or Confidential Information, including any copies existing in any form (including electronic form) which are in Your possession or control, or (b) destroy, delete, or alter the Trade Secrets or Confidential Information without the Company's prior written consent.

    (c) The obligations under this Agreement shall:

        (i) with regard to the Trade Secrets, remain in effect as long as the information constitutes a trade secret under applicable law; and

        (ii) with regard to the Confidential Information, remain in effect as long as such information remains Confidential Information.

    (d) The confidentiality, property, and proprietary rights protections available in this Agreement are in addition to, and not exclusive of, any and all other rights to which the Company is entitled under federal and state law, including, but not limited to, rights provided under copyright laws, trade secret and confidential information laws, and laws concerning fiduciary duties.

3. Non-Disclosure of Customer Information. During the Restricted Period, You will not divulge or make accessible to any person or entity (i) the names of

Customers, or (ii) any information contained in Customer's accounts.

4. <u>Non-Solicitation of Customers</u>. During the Restricted Period, You will not, directly or indirectly, solicit any Customer of the Company for the purpose of selling or providing any products or services competitive with or directly substitutable for the Business. The restrictions set forth in this Section 4 apply only to Customers with whom You had Material Contact. Nothing in this Section 4 shall be construed to prohibit You from soliciting any Customer of the Company for the purpose of selling or providing any products or services competitive with the Business: (i) to a Customer that explicitly severed its business relationship with the Company; or (ii) which product line or service line the Company no longer offers.

5. <u>Non-Recruit of Employees</u>. During the Restricted Period, You will not, directly or indirectly, solicit, recruit, or induce any Employee to (i) terminate his or her employment relationship with the Company, or (ii) work for any other person or entity engaged in the Business.

6. <u>Duty of Loyalty</u>. You agree that during the period of Your employment by the Company You will not, without the Company's express written consent, directly or indirectly engage in any employment or business activity which is directly or indirectly competitive with or directly substitutable for, or would otherwise conflict with, Your employment by the Company.

7. <u>Work Product</u>. Your employment duties may include inventing in areas directly or indirectly related to the Business of the Company or to a line of business that the Company may reasonably be interested in pursuing. All Work Product shall constitute work made for hire. If (i) any of the Work Product may not be considered work made for hire, or (ii) ownership of all right, title, and interest in and to the Work Product will not vest exclusively in the Company, then, without further consideration, You assign all presently-existing Work Product to the Company, and agree to assign, and automatically assign, all future Work Product to the Company.

The Company will have the right to obtain and hold in its own name copyrights, patents, design registrations and continuations thereof, proprietary database rights, trademarks, rights of publicity, and any other protection available in the Work Product. At the Company's request, You agree to perform, during or after Your employment with the Company, any acts to transfer, perfect and defend the Company's ownership of the Work Product, including, but not limited to: (i) executing all documents (including a formal

assignment to the Company) for filing an application or registration for protection of the Work Product (an "Application"), (ii) explaining the nature of the Work Product to persons designated by the Company, (iii) reviewing Applications and other related papers, or (iv) providing any other assistance reasonably required for the orderly prosecution of Applications.

In the event the Company is unable for any reason, after reasonable effort, to secure Your signature on any document needed in connection with the actions specified in the preceding paragraph, You hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as Your agent and attorney in fact, which appointment is coupled with an interest, to act for and in Your behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by You. You hereby waive and quitclaim to the Company any and all claims, of any nature whatsoever, which You now or may hereafter have for infringement of any Work Product assigned hereunder to the Company.

Upon the Company's request and in connection with the termination of Your employment with the Company, You agree to provide the Company with a written description of any Work Product in which You are involved (solely or jointly with others) and the circumstances surrounding the creation of such Work Product.

8. <u>License</u>. During Your employment and after Your employment with the Company ends, You grant to the Company an irrevocable, nonexclusive, worldwide, royalty-free, fully-paid, perpetual license (with the right to sublicense through multiple tiers of sublicensees) to: (i) make, use, sell, copy, publicly perform, display, distribute, modify or otherwise utilize copies of the Licensed Materials, (ii) prepare, use and distribute derivative works based upon the Licensed Materials, (iii) authorize others to do the same, and (iv) exercise any and all present and future rights set forth in clauses (i) through (iii) with respect to such Licensed Materials. You shall notify the Company in writing of any Licensed Materials You deliver to the Company and will not incorporate, or permit to be incorporated, Licensed Materials into any Work Product.

9. <u>Release</u>. During Your employment and after Your employment with the Company ends, You consent to the Company's use of Your image, likeness, voice, or other characteristics in the Company's products or services. You release the Company from any cause of action which You have or may have arising out of the use, distribution, adaptation, reproduction, broadcast, or exhibition of such characteristics. You represent

that You have obtained, for the benefit of the Company, the same release in writing from all third parties whose characteristics are included in the services, materials, computer programs and other deliverables that You provide to the Company.

10. Post-Employment Disclosure. During the Restricted Period, You shall provide a copy of this Agreement to persons and/or entities for whom You work or consult as an owner, lender, partner, joint venturer, employee or independent contractor. If, during the Restricted Period, You work or consult for another person or entity as an owner, lender, partner, joint venturer, employee or independent contractor, You shall provide the Company with such person or entity's name, the nature of such person or entity's business, Your job title, and a general description of the services You will provide, and You hereby consent to the notification of such person or entity by the Company of Your rights and obligations under this Agreement.

11. Injunctive Relief. If You breach any portion of this Agreement, You agree that:

(a) the Company would suffer irreparable harm;

(b) it would be difficult to determine damages, and money damages alone would be an inadequate remedy for the injuries suffered by the Company; and

(c) if the Company seeks injunctive relief to enforce this Agreement, You will waive and will not (i) assert any defense that the Company has an adequate remedy at law with respect to the breach, (ii) require that the Company submit proof of the economic value of any Trade Secret or Confidential Information, or (iii) require the Company to post a bond or any other security.

Nothing contained in this Agreement shall limit the Company's right to any other remedies at law or in equity.

12. Independent Enforcement. The covenants set forth in Sections 2 – 5 of this Agreement shall be construed as agreements independent of (i) any other agreements, or (ii) any other provision in this Agreement, and the existence of any claim or cause of action by You against the Company, whether predicated on this Agreement or otherwise, regardless of who was at fault and regardless of any claims that either You or the Company may have against the other, shall not constitute a defense to the enforcement by the Company of the covenants set forth in Sections 2 – 5 of this Agreement. The Company shall not be barred from enforcing the restrictive covenants set forth in

Sections 2 – 5 of this Agreement by reason of any breach of (i) any other part of this Agreement, or (ii) any other agreement with You.

13. At-will Employment. This Agreement does not create a contract of employment or a contract for benefits. Your employment relationship with the Company is at-will. This means that at either Your option or the Company's option, Your employment may be terminated at any time, with or without cause or notice.

14. Attorneys' Fees. In the event of litigation relating to this Agreement, the Company shall, if it is the prevailing party, be entitled to recover attorneys' fees and costs of litigation in addition to all other remedies available at law or in equity.

15. Waiver. The Company's failure to enforce any provision of this Agreement shall not act as a waiver of that or any other provision. The Company's waiver of any breach of this Agreement shall not act as a waiver of any other breach.

16. Severability. The provisions of this Agreement are severable. If any provision is determined to be invalid, illegal, or unenforceable, in whole or in part, the remaining provisions and any partially enforceable provisions shall remain in full force and effect. If any court of competent jurisdiction shall determine that the scope, time, or territorial restrictions set forth in this Agreement are unreasonable as applied to You, You and the Company acknowledge our intent that these restrictions be enforced to the fullest extent the court deems reasonable, and thereby request that they be reformed to that extent as applied to You.

17. Governing Law. The laws of the State of Georgia shall govern this Agreement. If Georgia's conflict of law rules would apply another state's laws, the Parties agree that Georgia law shall still govern.

18. No Strict Construction. If there is a dispute about the language of this Agreement, the fact that one Party drafted the Agreement shall not be used in its interpretation.

19. Entire Agreement. This Agreement, including Attachment A which is incorporated by reference, constitutes the entire agreement between the Parties concerning the subject matter of this Agreement. This Agreement supersedes any prior communications, agreements or understandings, whether oral or written, between the Parties relating to the subject matter of this Agreement.

20. <u>Amendments</u>. This Agreement may not be amended or modified except in writing signed by both Parties.

21. <u>Successors and Assigns</u>. This Agreement shall be assignable to, and shall inure to the benefit of, the Company's successors and assigns, including, without limitation, successors through merger, name change, consolidation, or sale of a majority of the Company's stock or assets, and shall be binding upon You. You shall not have the right to assign Your rights or obligations under this Agreement. The covenants contained in this Agreement shall survive cessation of Your employment with the Company, regardless of who causes the cessation or the reason for the cessation.

22. <u>Consent to Jurisdiction and Venue</u>. You agree that any claim arising out of or relating to this Agreement shall be brought in a state or federal court of competent jurisdiction in Georgia. You consent to the personal jurisdiction of the state and/or federal courts located in Georgia. You waive (a) any objection to jurisdiction or venue, or (b) any defense claiming lack of jurisdiction or improper venue, in any action brought in such courts.

23. <u>Return of Company Property/Materials</u>. Upon the termination of Your employment for any reason or upon the Company's request at any time, You shall immediately return to the Company all of the Company's property, including, but not limited to, keys, passcards, credit cards, confidential or proprietary lists (including, but not limited to, customer, supplier, licensor, and client lists), rolodexes, tapes, laptop computer, software, computer files, marketing and sales materials, and any other property, record, document, or piece of equipment belonging to the Company. You will not (i) retain any copies of the Company's property, including any copies existing in electronic form, which are in Your possession or control, or (ii) destroy, delete, or alter any Company property, including, but not limited to, any files stored on a laptop computer, without the Company's prior written consent. The obligations contained in this Section shall also apply to any property which belongs to a third party, including, but not limited to, (i) any entity which is affiliated or related to the Company, or (ii) the Company's customers, licensors, or suppliers.

24. <u>Execution</u>. This Agreement may be executed in one or more counterparts, including by way of electronic transmission. Each counterpart shall for all purposes be deemed to be an original, and each counterpart shall constitute this Agreement.

25. <u>Background/Credit Checks</u>. You hereby agree that the Company may, at the commencement and at any time during the course of your employment with the Company, complete background, credit and reference checks and confirm your compliance with the 1986 Immigration Reform and Control Act. You hereby acknowledge and permit the Company to perform such checks on an ongoing basis.

26. **<u>Affirmation</u>. You acknowledge that You have carefully read this Agreement, You know and understand its terms and conditions, and You have had the opportunity to ask the Company any questions You may have had prior to signing this Agreement and You have had the opportunity to seek the advice of independent legal counsel with respect to this Agreement.**

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IN WITNESS WHEREOF, the Parties have signed this Employment Covenants Agreement as of the Effective Date.

Esgro Inc.

DocuSigned by:
Caleb Gilbert
A0CAE512B19648F...

By: ______________________________
Name: Caleb Gilbert
Title: Chief Executive Officer
Address: 222 S Church street
Charlotte, NC 28202

DocuSigned by:
Caleb Gilbert
A0CAE512B19648F...

____
Employee's Name: Caleb Gilbert
Employee's Address: 164 Sullivan Mill rd
Senoia, GA 30276

ATTACHMENT A

DEFINITIONS

A. "Business" shall mean the business of Esgro Inc., which includes financial technology.

B. "Confidential Information" means the Company's "confidential information" as defined by O.C.G.A. Sec. 13-8-51 as modified from time to time. The current definition includes the Company's data or information relating to the Company's Business, disclosed to You or of which You become aware due to your relationship with the Company, which has value to the Company, is not generally known to competitors of the Company, and includes trade secrets, methods of operation, names of customers, price lists, financial information and projections, route books, personnel data and similar information. To the extent consistent with the foregoing, Confidential Information includes, but is not limited to, (i) future business plans, (ii) the composition, description, schematic or design of products, future products or equipment of the Company or any Third Party, (iii) advertising or marketing plans, (iv) information regarding independent contractors, Employees, clients, licensors, suppliers, Customers, or any Third Party, including, but not limited to, Customer lists compiled by the Company, and Customer information compiled by the Company, and (v) information concerning the Company's or the Third Parties' financial structure and methods and procedures of operation. Confidential Information shall not include any information that (i) is or becomes generally available to the public other than as a result of an unauthorized disclosure, (ii) has been independently developed and disclosed by You or others without violating this Agreement or the legal rights of the Company, or (iii) otherwise enters the public domain through lawful means. Confidential Information also includes any information described in this paragraph that the Company obtains from another party and which the Company treats as proprietary or designates as confidential information, whether or not owned or developed by the Company.

C. "Customer" means any person or entity to whom the Company has (i) sold its products or services, or (ii) solicited to sell its products or services.

D. "Employee" means any person who (i) is employed by the Company at the time Your employment with the Company ends, (ii) was employed by the Company during the last year of Your employment with the Company (or during Your employment if employed less than a year), or (iii) is employed by the Company during the Restricted Period.

E. "Licensed Materials" means any materials that You utilize for the benefit of the Company, or deliver to the Company or the Company's customers, which (i) do not constitute Work Product, (ii) are created by You or of which You are otherwise in lawful possession, <u>and</u> (iii) You may lawfully utilize for the benefit of, or distribute to, the Company or the Company's customers.

F. "Material Contact" as defined by O.C.G.A. Sec. 13-8-51 means the contact between an employee and each customer or potential customer with whom or which the employee dealt on behalf of the company; whose dealings with the employer were coordinated or supervised by the employee; about whom the employee obtained confidential information in the ordinary course of business as a result of such employee's association with the employer; or who received products or services authorized by the employer, the sale or provision of which results or resulted in compensation, commissions, or earnings for the employee within two years prior to the date of the employee's termination.

G. "Restricted Period" means the time period during Your employment with the Company, and for one (1) year after Your employment with the Company ends.

H. "Trade Secrets" means information of the Company, and its licensors, suppliers, clients, and Customers, without regard to form, including, but not limited to, technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, a list of actual Customers, clients, licensors, or suppliers, or a list of potential customers, clients, licensors, or suppliers which is not commonly known by or available to the public and which information (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

I.   "Work Product" means (a) any data, databases, materials, documentation, computer programs, inventions (whether or not patentable), designs, and/or works of authorship, including but not limited to, discoveries, ideas, concepts, properties, formulas, compositions, methods, programs, procedures, systems, techniques, products, improvements, innovations, writings, pictures, audio, video, images (including images of You), and artistic works, and (b) any subject matter protected under patent, copyright, proprietary database, trademark, trade secret, rights of publicity, confidential information, or other property rights, including all worldwide rights therein, in any case (with respect to clauses (a) and (b) of this definition), that is or was conceived, created or developed in whole or in part by You while employed by the Company and that either (i) is created within the scope of Your employment, (ii) is based on, results from, or is suggested by any work performed within the scope of Your employment and is directly or indirectly related to the Business of the Company or a line of business that the Company may reasonably be interested in pursuing, (iii) has been or will be paid for by the Company, or (iv) was created or improved in whole or in part by using the Company's time, resources, data, facilities, or equipment.

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (the "**Agreement**") is made and entered into as of ___5/23/2019___, 2019 (the "**Effective Date**") between Esgro Inc., a Delaware corporation, (the "**Company**"), and Payton Jonson ("**Indemnitee**").

R E C I T A L S

WHEREAS, highly competent persons have become more reluctant to serve corporations as directors or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to and activities on behalf of the corporation;

WHEREAS, the Board of Directors of the Company (the "**Board**") has determined that, in order to attract and retain qualified individuals, the Company will attempt to maintain on an ongoing basis, at its sole expense, liability insurance to protect persons serving the Company and its subsidiaries from certain liabilities. Although the furnishing of such insurance has been a customary and widespread practice among United States-based corporations and other business enterprises, the Company believes that, given current market conditions and trends, such insurance may be available to it in the future only at higher premiums and with more exclusions. At the same time, directors, officers, and other persons in service to corporations or business enterprises are being increasingly subjected to expensive and time-consuming litigation relating to, among other things, matters that traditionally would have been brought only against the Company or business enterprise itself. The Certificate of Incorporation of the Company permits indemnification of the officers and directors of the Company. Indemnitee may also be entitled to indemnification pursuant to the General Corporation Law of the State of Delaware ("**DGCL**"). The Certificate of Incorporation and the DGCL expressly provide that the indemnification provisions set forth therein are not exclusive, and thereby contemplate that contracts may be entered into between the Company and members of the Board, officers and other persons with respect to indemnification;

WHEREAS, the uncertainties relating to such insurance and to indemnification have increased the difficulty of attracting and retaining such persons;

WHEREAS, the Board has determined that the increased difficulty in attracting and retaining such persons is detrimental to the best interests of the Company's stockholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future;

WHEREAS, it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified;

WHEREAS, this Agreement is a supplement to and in furtherance of the Certificate of Incorporation of the Company and any resolutions adopted pursuant thereto, and shall not be

deemed a substitute therefor, nor to diminish or abrogate any rights of Indemnitee thereunder; and

WHEREAS, Indemnitee does not regard the protection available under the Company's Certificate of Incorporation and insurance as adequate in the present circumstances, and may not be willing to serve as a director without adequate protection, and the Company desires Indemnitee to serve in such capacity. Indemnitee is willing to serve, continue to serve and to take on additional service for or on behalf of the Company on the condition that he be so indemnified; and

NOW, THEREFORE, in consideration of Indemnitee's agreement to serve as a director from and after the date hereof, the parties hereto agree as follows:

1. **Indemnity of Indemnitee**. The Company hereby agrees to hold harmless and indemnify Indemnitee to the fullest extent permitted by law, as such may be amended from time to time. In furtherance of the foregoing indemnification, and without limiting the generality thereof:

(a) **Proceedings Other Than Proceedings by or in the Right of the Company**. Indemnitee shall be entitled to the rights of indemnification provided in this Section l(a) if, by reason of such person's Corporate Status (as hereinafter defined), the Indemnitee is, or is threatened to be made, a party to or participant in any Proceeding (as hereinafter defined) other than a Proceeding by or in the right of the Company, although subject to the provisions of Section 1(b) and Section 2(a) of this Agreement. Pursuant to this Section 1(a), Indemnitee shall be indemnified against all Expenses (as hereinafter defined), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person, or on such person's behalf, in connection with such Proceeding or any claim, issue or matter therein, if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal Proceeding, had no reasonable cause to believe the Indemnitee's conduct was unlawful.

(b) **Proceedings by or in the Right of the Company**. Indemnitee shall be entitled to the rights of indemnification provided in this Section 1(b) if, by reason of such person's Corporate Status, the Indemnitee is, or is threatened to be made, a party to or participant in any Proceeding brought by or in the right of the Company. Pursuant to this Section 1(b), Indemnitee shall be indemnified against all Expenses actually and reasonably incurred by the Indemnitee, or on the Indemnitee's behalf, in connection with such Proceeding if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Company; *provided, however,* if applicable law so provides, no indemnification against such Expenses shall be made in respect of any claim, issue or matter in such Proceeding as to which Indemnitee shall have been adjudged to be liable to the Company unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made.

(c) **Indemnification for Expenses of a Party Who is Wholly or Partly Successful**. Notwithstanding any other provision of this Agreement, to the extent that Indemnitee is, by reason of his Corporate Status, a party to and is successful, on the merits or

otherwise, in any Proceeding, he shall be indemnified to the maximum extent permitted by law, as such may be amended from time to time, against all Expenses actually and reasonably incurred by his or on his behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by his or on his behalf in connection with each successfully resolved claim, issue or matter. For purposes of this Section and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

2. **Additional Indemnity**.

(a) **Indemnification of Indemnitee**. In addition to, and without regard to any limitations on, the indemnification provided for in Section 1 of this Agreement, the Company shall and hereby does indemnify and hold harmless Indemnitee against all Expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by his or on his behalf if, by reason of his Corporate Status, he is, or is threatened to be made, a party to or participant in any Proceeding (including a Proceeding by or in the right of the Company), including, without limitation, all liability arising out of the negligence or active or passive wrongdoing of Indemnitee. The only limitation that shall exist upon the Company's obligations pursuant to this Agreement shall be that the Company shall not be obligated to make any payment to Indemnitee that is finally determined (under the procedures, and subject to the presumptions, set forth in Sections 6 and 7 hereof) to be unlawful.

3. **Contribution**.

(a) Whether or not the indemnification provided in Sections 1 and 2 hereof is available, in respect of any threatened, pending or completed action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), the Company shall pay, in the first instance, the entire amount of any judgment or settlement of such action, suit or proceeding without requiring Indemnitee to contribute to such payment and the Company hereby waives and relinquishes any right of contribution it may have against Indemnitee. The Company shall not enter into any settlement of any action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding) unless such settlement provides for a full and final release of all claims asserted against Indemnitee.

(b) Without diminishing or impairing the obligations of the Company set forth in the preceding subparagraph, if, for any reason, Indemnitee shall elect or be required to pay all or any portion of any judgment or settlement in any threatened, pending or completed action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), the Company shall contribute to the amount of Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred and paid or payable by Indemnitee in proportion to the relative benefits received by the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, from the transaction from which such action, suit or proceeding

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arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than Indemnitee who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, in connection with the events that resulted in such expenses, judgments, fines or settlement amounts, as well as any other equitable considerations which the Law may require to be considered. The relative fault of the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary and the degree to which their conduct is active or passive.

(c)   The Company hereby agrees to fully indemnify and hold Indemnitee harmless from any claims of contribution which may be brought by officers, directors or employees of the Company, other than Indemnitee, who may be jointly liable with Indemnitee.

(d)   To the fullest extent permissible under applicable law and without diminishing or impairing the obligations of the Company set forth in the preceding subparagraphs of this Section 3, if the indemnification provided for in this Agreement is unavailable to Indemnitee for any reason whatsoever, the Company, in lieu of indemnifying Indemnitee, shall contribute to the amount incurred by Indemnitee, whether for judgments, fines, penalties, excise taxes, amounts paid or to be paid in settlement and/or for Expenses, in connection with any claim relating to an indemnifiable event under this Agreement, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such Proceeding in order to reflect (i) the relative benefits received by the Company and Indemnitee as a result of the event(s) and/or transaction(s) giving cause to such Proceeding; and/or (ii) the relative fault of the Company (and its directors, officers, employees and agents) and Indemnitee in connection with such event(s) and/or transaction(s).

4.   **Indemnification for Expenses of a Witness**.   Notwithstanding any other provision of this Agreement, to the extent that Indemnitee is, by reason of his Corporate Status, a witness, or is made (or asked to) respond to discovery requests, in any Proceeding to which Indemnitee is not a party, he shall be indemnified against all Expenses actually and reasonably incurred by his or on his behalf in connection therewith.

5.   **Advancement of Expenses**.   Notwithstanding any other provision of this Agreement, the Company shall advance all Expenses incurred by or on behalf of Indemnitee in connection with any Proceeding by reason of Indemnitee's Corporate Status within thirty (30) days after the receipt by the Company of a statement or statements from Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by Indemnitee and shall include or be preceded or accompanied by a written undertaking by or on behalf of Indemnitee to repay any Expenses advanced if it shall ultimately be determined that Indemnitee is not entitled to be indemnified against such Expenses. Any advances and

undertakings to repay pursuant to this <u>Section 5</u> shall be unsecured and interest free and not conditioned on Indemnitee's ability to repay such advances.

6. **<u>Procedures and Presumptions for Determination of Entitlement to Indemnification</u>**. It is the intent of this Agreement to secure for Indemnitee rights of indemnity that are as favorable as may be permitted under the DGCL and public policy of the State of Delaware. Accordingly, the parties agree that the following procedures and presumptions shall apply in the event of any question as to whether Indemnitee is entitled to indemnification under this Agreement:

(a)   To obtain indemnification under this Agreement, Indemnitee shall submit to the Company a written request, including therein or therewith such documentation and information as is reasonably available to Indemnitee and is reasonably necessary to determine whether and to what extent Indemnitee is entitled to indemnification. The Secretary of the Company shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that Indemnitee has requested indemnification. Notwithstanding the foregoing, any failure of Indemnitee to provide such a request to the Company, or to provide such a request in a timely fashion, shall not relieve the Company of any liability that it may have to Indemnitee unless, and to the extent that, such failure actually and materially prejudices the interests of the Company.

(b)   Upon written request by Indemnitee for indemnification pursuant to the first sentence of <u>Section 6(a)</u> hereof, a determination with respect to Indemnitee's entitlement thereto shall be made in the specific case by one of the following four methods, which shall be at the election of the Board: (1) by a majority vote of the Disinterested Directors (as hereinafter defined), even though less than a quorum, (2) by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum, (3) if there are no Disinterested Directors or if the Disinterested Directors so direct, by Independent Counsel (as hereinafter defined) in a written opinion to the Board, a copy of which shall be delivered to the Indemnitee, or (4) if so directed by the Board, by the stockholders of the Company. Notwithstanding the foregoing, at the written request of Indemnitee following a Change in Control (as hereinafter defined), the determination shall be made by Independent Counsel in a written opinion.

(c)   If the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to <u>Section 6(b)</u> hereof, the Independent Counsel shall be selected as provided in this <u>Section 6(c)</u>. The Independent Counsel shall be selected by the Board, <u>provided</u> that Independent Counsel will be selected by Indemnitee following a Change in Control. Indemnitee (or the Company, after a Change in Control) may, within 10 days after such written notice of selection shall have been given, deliver to the Company (or the Indemnitee, following a Change in Control) a written objection to such selection; <u>provided</u>, <u>however</u>, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of "**Independent Counsel**" as defined in <u>Section 13</u> of this Agreement, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If a written objection is made and substantiated, the Independent Counsel selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that

such objection is without merit. If, within 20 days after submission by Indemnitee of a written request for indemnification pursuant to Section 6(a) hereof, no Independent Counsel shall have been selected and not objected to, either the Company or Indemnitee may petition the Court of Chancery of the State of Delaware or other court of competent jurisdiction for resolution of any objection which shall have been made by the Indemnitee to the Company's selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under Section 6(b) hereof. The Company shall pay any and all reasonable fees and expenses of Independent Counsel incurred by such Independent Counsel in connection with acting pursuant to Section 6(b) hereof, and the Company shall pay all reasonable fees and expenses incident to the procedures of this Section 6(c), regardless of the manner in which such Independent Counsel was selected or appointed.

(d)   In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion by clear and convincing evidence. Neither the failure of the Company (including by its directors or Independent Counsel) to have made a determination prior to the commencement of any action pursuant to this Agreement that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Company (including by its directors or Independent Counsel) that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct.

(e)   Indemnitee shall be deemed to have acted in good faith if Indemnitee's action is based on the records or books of account of the Enterprise (as hereinafter defined), including financial statements, or on information supplied to Indemnitee by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or on information or records given or reports made to the Enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Enterprise. In addition, the knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Enterprise shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement. Whether or not the foregoing provisions of this Section 6(e) are satisfied, it shall in any event be presumed that Indemnitee has at all times acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion by clear and convincing evidence.

(f)   If the person, persons or entity empowered or selected under Section 6 to determine whether Indemnitee is entitled to indemnification shall not have made a determination within sixty (60) days after receipt by the Company of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be entitled to such indemnification absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of

such indemnification under applicable law; provided, however, that such 60-day period may be extended for a reasonable time, not to exceed an additional thirty (30) days, if the person, persons or entity making such determination with respect to entitlement to indemnification in good faith requires such additional time to obtain or evaluate documentation and/or information relating thereto; and provided, further, that the foregoing provisions of this Section 6(g) shall not apply if the determination of entitlement to indemnification is to be made by the stockholders pursuant to Section 6(b) of this Agreement and if (A) within fifteen (15) days after receipt by the Company of the request for such determination, the Board or the Disinterested Directors, if appropriate, resolve to submit such determination to the stockholders for their consideration at an annual meeting thereof to be held within seventy-five (75) days after such receipt and such determination is made thereat, or (B) a special meeting of stockholders is called within fifteen (15) days after such receipt for the purpose of making such determination, such meeting is held for such purpose within sixty (60) days after having been so called and such determination is made thereat.

(g) Indemnitee shall cooperate with the person, persons or entity making such determination with respect to Indemnitee's entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. Any Independent Counsel, member of the Board or stockholder of the Company shall act reasonably and in good faith in making a determination regarding the Indemnitee's entitlement to indemnification under this Agreement. Any costs or expenses (including attorneys' fees and disbursements) incurred by Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Company (irrespective of the determination as to Indemnitee's entitlement to indemnification) and the Company hereby indemnifies and agrees to hold Indemnitee harmless therefrom.

(h) The Company acknowledges that a settlement or other disposition short of final judgment may be successful if it permits a party to avoid expense, delay, distraction, disruption and uncertainty. In the event that any action, claim or proceeding to which Indemnitee is a party is resolved in any manner other than by adverse judgment against Indemnitee (including, without limitation, settlement of such action, claim or proceeding with or without payment of money or other consideration) it shall be presumed that Indemnitee has been successful on the merits or otherwise in such action, suit or proceeding. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion by clear and convincing evidence.

(i) The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful.

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7. **Remedies of Indemnitee**.

(a) In the event that (i) a determination is made pursuant to <u>Section 6</u> of this Agreement that Indemnitee is not entitled to indemnification under this Agreement, (ii) advancement of Expenses is not timely made pursuant to <u>Section 5</u> of this Agreement, (iii) no determination of entitlement to indemnification is made pursuant to <u>Section 6(b)</u> of this Agreement within 90 days after receipt by the Company of the request for indemnification, (iv) payment of indemnification is not made pursuant to this Agreement within ten (10) days after receipt by the Company of a written request therefor or (v) payment of indemnification is not made within ten (10) days after a determination has been made that Indemnitee is entitled to indemnification or such determination is deemed to have been made pursuant to <u>Section 6</u> of this Agreement, Indemnitee shall be entitled to an adjudication in an appropriate court of the State of Delaware, or in any other court of competent jurisdiction, of Indemnitee's entitlement to such indemnification. Indemnitee shall commence such proceeding seeking an adjudication within 180 days following the date on which Indemnitee first has the right to commence such proceeding pursuant to this <u>Section 7(a)</u>. The Company shall not oppose Indemnitee's right to seek any such adjudication.

(b) In the event that a determination shall have been made pursuant to <u>Section 6(b)</u> of this Agreement that Indemnitee is not entitled to indemnification, any judicial proceeding commenced pursuant to this <u>Section 7</u> shall be conducted in all respects as a de novo trial on the merits, and Indemnitee shall not be prejudiced by reason of the adverse determination under <u>Section 6(b)</u>.

(c) If a determination shall have been made pursuant to <u>Section 6(b)</u> of this Agreement that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding commenced pursuant to this <u>Section 7</u>, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's misstatement not materially misleading in connection with the application for indemnification, or (ii) a prohibition of such indemnification under applicable law.

(d) In the event that Indemnitee, pursuant to this <u>Section 7</u>, seeks a judicial adjudication of his rights under, or to recover damages for breach of, this Agreement, or to recover under any directors' and officers' liability insurance policies maintained by the Company, the Company shall pay on Indemnitee's behalf, in advance, any and all expenses (of the types described in the definition of Expenses in <u>Section 13</u> of this Agreement) actually and reasonably incurred by his in such judicial adjudication, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advancement of expenses or insurance recovery. The Company irrevocably authorizes the Indemnitee from time to time to retain counsel of Indemnitee's choice, at the expense of the Company to the extent provided hereunder or under applicable law, to advise and represent Indemnitee in connection with any such judicial adjudication or recovery, including without limitation the initiation or defense of any litigation or other legal action, whether by or against the Company or any director, officer, stockholder or other person affiliated with the Company. Notwithstanding any existing or prior attorney-client relationship between the Company and such counsel, the Company irrevocably consents to Indemnitee's entering into an attorney-client relationship with such counsel, and in

8

that connection the Company and Indemnitee agree that a confidential relationship shall exist between Indemnitee and such counsel.

(e)   The Company shall be precluded from asserting in any judicial proceeding commenced pursuant to this Section 7 that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court that the Company is bound by all the provisions of this Agreement.

(f)   Notwithstanding anything in this Agreement to the contrary, no determination as to entitlement to indemnification under this Agreement shall be required to be made prior to the final disposition of the Proceeding.

8.   Non-Exclusivity; Survival of Rights; Insurance; Subrogation.

(a)   The rights of indemnification as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, the Certificate of Incorporation, the By-laws, any agreement, a vote of stockholders, a resolution of directors or otherwise, of the Company. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee in his Corporate Status prior to such amendment, alteration or repeal. To the extent that a change in the DGCL, whether by statute or judicial decision, permits greater indemnification than would be afforded currently under the Certificate of Incorporation, By-laws and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

(b)   To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees, or agents or fiduciaries of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person serves at the request of the Company, Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any director, officer, employee, agent or fiduciary under such policy or policies. If, at the time of the receipt of a notice of a claim pursuant to the terms hereof, the Company has director and officer liability insurance in effect, the Company shall give prompt notice of the commencement of such proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of such policies.

(c)   In the event of any payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including

execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

      (d)   The Company shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.

      (e)   The Company's obligation to indemnify or advance Expenses hereunder to Indemnitee who is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount Indemnitee has actually received as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

      9.   **Exception to Right of Indemnification**. Notwithstanding any provision in this Agreement, the Company shall not be obligated under this Agreement to make any indemnity in connection with any claim made against Indemnitee:

      (a)   for an accounting of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of state statutory law or common law; or

      (b)   in connection with any Proceeding (or any part of any Proceeding) initiated by Indemnitee, including any Proceeding (or any part of any Proceeding) initiated by Indemnitee against the Company or its directors, officers, employees or other indemnitees, unless (i) the Board authorized the Proceeding (or any part of any Proceeding) prior to its initiation, (ii) the Proceeding is initiated by Indemnitee pursuant to Indemnitee's rights under Section 7 of this Agreement, or (iii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law.

      10.   **Duration of Agreement**. All agreements and obligations of the Company contained herein shall continue during the period that ends ten years after the Indemnitee ceases to serve as an officer or director of the Company (or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) and shall continue thereafter so long as Indemnitee shall be subject to any Proceeding (or any proceeding commenced under Section 7 hereof) by reason of his Corporate Status, whether or not he is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), assigns, spouses, heirs, executors and personal and legal representatives.

11.   **Security**. To the extent requested by Indemnitee and approved by the Board, the Company may at any time and from time to time provide security to Indemnitee for the Company's obligations hereunder through an irrevocable bank line of credit, funded trust or other collateral. Any such security, once provided to Indemnitee, may not be revoked or released without the prior written consent of the Indemnitee.

12.   **Enforcement**.

(a)   The Company expressly confirms and agrees that it has entered into this Agreement and assumes the obligations imposed on it hereby in order to induce Indemnitee to serve as an officer or director of the Company, and the Company acknowledges that Indemnitee is relying upon this Agreement in serving as an officer or director of the Company.

(b)   This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof.

13.   **Definitions**. For purposes of this Agreement:

(a)   "**Change in Control**" shall mean the occurrence of any of the following:

(i)   Both (A) any "person" (as defined below) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least twenty percent (20%) of the total voting power represented by the Company's then outstanding voting securities; and (B) the beneficial ownership by such person of securities representing such percentage has not been approved by a majority of the "continuing directors" (as defined below);

(ii)   Any "person" is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least fifty percent (50%) of the total voting power represented by the Company's then outstanding voting securities;

(iii)   A change in the composition of the Board occurs, as a result of which fewer than two-thirds (2/3) of the incumbent directors are directors who either (A) had been directors of the Company on the "look-back date" (as defined below) (the "**Original Directors**") or (B) were elected, or nominated for election, to the Board with the affirmative votes of at least a majority in the aggregate of the Original Directors who were still in office at the time of the election or nomination and directors whose election or nomination was previously so approved (the "continuing directors");

(iv)   The stockholders of the Company approve a merger or consolidation of the Company with any other corporation, if such merger or consolidation would result in the voting securities of the Company outstanding immediately prior thereto representing (either by remaining outstanding or by being converted into voting securities of the surviving entity) fifty percent (50%) or less of the total voting power represented by the voting securities of

the Corporation or such surviving entity outstanding immediately after such merger or consolidation; or

(v)   The stockholders of the Company approve (A) a plan of complete liquidation of the Company or (B) an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

For purposes of Subsection (i) above, the term "person" shall have the same meaning as when used in Sections 13(d) and 14(d) of the Exchange Act, but shall exclude (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of a parent or subsidiary of the Company or (y) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the common stock of the Company.

For purposes of Subsection (iii) above, the term "look-back date" shall mean the later of (x) the Effective Date and (y) the date 24 months prior to the date of the event that may constitute a "Change in Control."

(b)   "**Corporate Status**" describes the status of a person who is or was a director, officer, employee, agent or fiduciary of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person is or was serving at the express written request of the Company.

(c)   "**Disinterested Director**" means a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

(d)   "**Enterprise**" shall mean the Company and any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that Indemnitee is or was serving at the express written request of the Company as a director, officer, employee, agent or fiduciary.

(e)   "**Expenses**" shall include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, participating, or being or preparing to be a witness in a Proceeding, or responding to, or objecting to, a request to provide discovery in any Proceeding. Expenses also shall include Expenses incurred in connection with any appeal resulting from any Proceeding and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement, including without limitation the premium, security for, and other costs relating to any cost bond, supersede as bond, or other appeal bond or its equivalent. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

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(f) "**Independent Counsel**" means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent: (i) the Company or Indemnitee in any matter material to either such party (other than with respect to matters concerning Indemnitee under this Agreement, or of other indemnitees under similar indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all Expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

(g) "**Proceeding**" includes any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought by or in the right of the Company or otherwise and whether civil, criminal, administrative or investigative, in which Indemnitee was, is or will be involved as a party or otherwise, by reason of the fact that Indemnitee is or was an officer or director of the Company, by reason of any action taken by his or of any inaction on his part while acting as an officer or director of the Company, or by reason of the fact that he is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other Enterprise; in each case whether or not he is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement; including one pending on or before the date of this Agreement, but excluding one initiated by an Indemnitee pursuant to Section 7 of this Agreement to enforce his rights under this Agreement.

14. **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. Without limiting the generality of the foregoing, this Agreement is intended to confer upon Indemnitee indemnification rights to the fullest extent permitted by applicable laws. In the event any provision hereof conflicts with any applicable law, such provision shall be deemed modified, consistent with the aforementioned intent, to the extent necessary to resolve such conflict.

15. **Modification and Waiver**. No supplement, modification, termination or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

16. **Notice By Indemnitee**. Indemnitee agrees promptly to notify the Company in writing upon being served with or otherwise receiving any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification covered hereunder. The failure to so notify the Company shall not relieve the Company of any obligation which it may have to Indemnitee

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under this Agreement or otherwise unless and only to the extent that such failure or delay materially prejudices the Company.

17.   **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent:

(a)   To Indemnitee at the address set forth below Indemnitee signature hereto.

(b)   To the Company at:

1514 Royce Dr.

Locust Grove, GA 30248

Attention: Chief Executive Officer

or to such other address as may have been furnished to Indemnitee by the Company or to the Company by Indemnitee, as the case may be.

18.   **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.   **Headings**. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

20.   **Governing Law and Consent to Jurisdiction**. This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules. The Company and Indemnitee hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Chancery Court of the State of Delaware (the "**Delaware Court**"), and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) appoint, to the extent such party is not otherwise subject to service of process in the State of Delaware, irrevocably the Secretary of the Company, or such other party as the parties to this Agreement shall mutually agree, as its agent in the State of Delaware as such party's agent for acceptance of legal process in connection with any such action or proceeding against such party with the same legal force

and validity as if served upon such party personally within the State of Delaware, (iv) waive any objection to the laying of venue of any such action or proceeding in the Delaware Court, and (v) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Delaware Court has been brought in an improper or inconvenient forum.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on and as of the day and year first written above.

COMPANY:
Esgro Inc., a Delaware corporation

DocuSigned by:

By: Caleb Gilbert
A0CAE512B19648F...

Name: Caleb Gilbert
Title: Chief Executive Officer

Address: 1514 Royce Dr.
Locust Grove, GA 30248

INDEMNITEE

DocuSigned by:

Payton Jonson
1394108987ED4F1...

Name: Payton Jonson

Address: 1514 Royce Dr.
Locust Grove, GA 30248

SIGNATURE PAGE TO INDEMNIFICATION AGREEMENT

AMENDED - SUBSCRIPTION AGREEMENT

THE UNDERSIGNED hereby subscribes, upon the terms and conditions herein outlined, for the number of shares of Common Stock set forth below, $0.0001 par value (plus valuable intellectual property rights) per share (the "Shares"), of Esgro Inc., a Delaware corporation (the "Corporation"). As an amendment of the Subscription Agreement entered into between the undersigned and Corporation on 5/23/2019 _____, 2019 The undersigned agrees to pay the aggregate purchase price set forth below upon acceptance of this subscription agreement by the Corporation and the issuance to the undersigned of a stock certificate or certificates representing the number of Shares for which subscription is hereby made.

The undersigned hereby covenants, represents and warrants to the Corporation as follows, and acknowledges that each such covenant, representation and warranty is material to and intended to be relied upon by the Corporation:

1. The undersigned is acquiring the Shares solely for the undersigned's own account for investment purposes and not with a view or interest of participating, directly or indirectly, in the resale or distribution of all or any part thereof.

2. The undersigned acknowledges that all Shares acquired by the undersigned are to be issued and sold to the undersigned without registration and in reliance upon certain exemptions under the Federal Securities Act of 1933, as amended (the "Act"), and in reliance upon certain exemptions from registration requirements under applicable state securities laws.

3. The undersigned will make no transfer or assignment of any of the Shares except in compliance with any contractual agreements with the Corporation, the Act and any other applicable securities laws.

4. The undersigned consents, agrees and acknowledges that the certificate or certificates representing the Shares will be inscribed with the following legend, or another legend to the same effect and agrees to the restrictions set forth therein:

> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION, IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, NOR WILL AN ASSIGNEE OR ENDORSEE HEREOF BE RECOGNIZED AS AN OWNER OF THE SHARES BY THE ISSUER UNLESS: (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO THE SHARES AND THE TRANSFER SHALL THEN BE IN EFFECT; OR (II) IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, THE SHARES ARE TRANSFERRED IN A TRANSACTION WHICH IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS.

5.   The undersigned is aware that no federal or state agency has made any recommendation or endorsement of the Shares or any finding or determination as to the fairness of the investment in such Shares.

6.   The undersigned acknowledges that no public or secondary market exists or may ever exist for the Shares and, accordingly, the undersigned may not be able to readily liquidate the undersigned's investment in the Shares.

7.   Neither the Corporation nor any person acting on its behalf has offered the Shares to the undersigned by means of general or public solicitation or general or public advertising, such as by newspaper or magazine advertisements, by broadcast media, or at any seminar or meeting whose attendees were solicited by such means.

8.   The undersigned hereby acknowledges that the Corporation has made available to the undersigned the opportunity to ask questions and to receive answers, and to obtain information necessary to evaluate the merits and risks of this investment.

9.   The undersigned is an "accredited investor" as such term is defined in Rule 501 under the Act. The undersigned hereby acknowledges that the Shares are a speculative investment and are subject to significant dilution upon future financing and other events in the future. The undersigned represents that the undersigned can bear the economic risks of such an investment for an indefinite period of time.

10.   The undersigned hereby acknowledges and represents that no commission or other remuneration has been paid or given directly or indirectly in connection with the offer or sale of the Shares to the undersigned.

11.   The undersigned has full legal capacity, power and authority to execute and deliver, and to perform the undersigned's obligations under, this agreement and such execution, delivery and performance will not violate any agreement, contract, law, rule, decree or other legal restriction by which the undersigned is bound.

Name and Address of Subscriber	Number of Shares	Aggregate Purchase Price
Payton Johnson 1514 Royce Dr. Locust Grove, GA 30248	3,150,000	$315 (plus valuable property rights)

[Signatures on following page]

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IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this 23 day of May, 2019.

SUBSCRIBER:

DocuSigned by:

By: Payton Jonson

1394108987ED4F1...

Name: Payton Jonson

Accepted by Esgro Inc.,
a Delaware corporation
as of 5/23/2019, 2019:

DocuSigned by:

By: Caleb Gilbert

A0CAE512B19648F...

Name: Caleb Gilbert
Title: Chief Executive Officer

[Signature Page to Subscription Agreement]

STOCK RESTRICTION AGREEMENT - Amended

This **AMENDED STOCK RESTRICTION AGREEMENT** (the "**Agreement**") is made as of the 23rd day of May , 2019 (the "**Effective Date**"), by and between **Esgro Inc.,** a Delaware corporation (the "**Company**"), and **Payton Johnson (**the "**Stockholder**"), as an Amendment of the Stock Restriction Agreement ("Original Subscription Agreement") entered between Company and Stockholder on May 23rd , 2019.

    A.   The Stockholder is an employee of the Company.

    B.   The Stockholder is the holder of 3,150,000 shares (the "**Stock**") of the Company's Common Stock, which Stock is represented by a stock certificate (the "**Certificate**").

    C.   The founding Stockholders have mutually agreed to execute and deliver this Agreement and the parties hereto are willing to execute this Agreement and be bound by the provisions hereof.

    NOW, THEREFORE, in consideration of the foregoing, the agreements set forth below, and the parties' desire to provide for continuity of ownership of the Company to further the interests of the Company and its present and future Stockholders, the parties hereby agree with each other as follows:

1.   **REPURCHASE OPTION**

    (a)   In the event the Stockholder's Service (as defined below) with the Company is terminated by the Company or the Stockholder, then the Company shall have an irrevocable option (the "**Repurchase Option**"), for a period of one hundred eighty (180) days after the date of such termination, or such longer period as may be agreed to by the Company and the Stockholder, to repurchase from Stockholder or Stockholder's personal representative, as the case may be, up to but not exceeding the number of shares of Stock that have not vested in accordance with the provisions of Section 1(c) below as of such termination date at the Option Price (as defined below).

    (b)   The "**Option Price**" shall be the per share price that is the lower of (x) the original purchase price per share paid by Stockholder for such Stock, which the parties agree shall be $0.0001 per share and (y) the Fair Market Value (as defined below) per share of such Stock as of the date of such repurchase.

    (c)   One hundred percent (100.0%) of the Stock (or 3,150,000 shares of Stock) will be deemed unvested as of the date of this Agreement (subject to any adjustment pursuant to Section 3 below) and subject to the Repurchase Option. Twenty-five (25.0%) of the unvested shares of Stock (or 787,500 shares of Stock) will vest and be released from the Repurchase Option as of the first anniversary of the Effective Date of the Original Subscription Agreement. Such 2,362,500 shares of unvested Stock thereafter will vest and be released from the Repurchase Option in equal monthly installments over a thirty-six (36) month period (or 65,625 shares of Stock per month, with an additional twenty four (24) shares vesting and being released from the

Repurchase Option on the final month) (subject to any adjustment pursuant to Section 3 below), measured from the first anniversary of the Effective Date, until all the Stock is vested and released from the Repurchase Option (provided in each case that Stockholder continues providing Services to the Company (or a parent or wholly-owned subsidiary of the Company) through the date of such release, and further subject to the provisions of Section 1(d) below).

(d) In the event of a Corporate Transaction (as defined below), then the Repurchase Option shall lapse and no (vested or unvested) shares of Stock shall be subject to repurchase by the Company pursuant to this Agreement.

(e) For purposes of the Repurchase Option:

(i) "**Corporate Transaction**" shall mean (A) a sale, lease or other disposition of all or substantially all of the assets or intellectual property of the Company or the granting of one or more exclusive licenses which individually or in the aggregate cover all or substantially all of the intellectual property of the Company, (B) any consolidation, stock exchange or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly-owned subsidiary, its parent) immediately after such consolidation, merger or reorganization, or (C) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred; provided that a Corporate Transaction shall not include (X) any consolidation or merger effected exclusively to change the domicile of the Company, (Y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof, or (Z) any transfer of such voting power or equity ownership without consideration from a stockholder of a Company to such stockholder's affiliates, stockholders, members or family members such that the total amount of equity ownership or voting power held by such stockholder and its affiliates, stockholders, members or family members shall in the aggregate be the same before and after the transaction.

(ii) "**Fair Market Value**" shall mean the value of the Stock (or other securities or property, as the case may be) as determined in good faith by the Board (with the Stockholder abstaining from such vote, to the extent the Stockholder is a member of the Board).

(iii) "**Service**" shall mean an employment or consultant relationship with the Company or its affiliates.

(f) Stockholder hereby acknowledges that the Company has no obligation, either now or in the future, to repurchase any of the shares of Common Stock, whether vested or unvested, at any time. Further, Stockholder acknowledges and understands that, the Company may repurchase the Stock for less than its Fair Market Value at the time of such repurchase pursuant to the terms of this agreement.

2.   **EXERCISE OF REPURCHASE OPTION.** The Repurchase Option shall be exercised by written notice (the "**Notice**") signed by an officer of the Company or by any assignee or assignees of the Company and delivered or mailed as provided in Section 14(a). The Notice shall identify the number of shares of Stock to be purchased and shall notify Stockholder of the time, place and date for settlement of such purchase, which shall be scheduled by the Company within the term of the Repurchase Option set forth in Section 1(a) above. The Company shall be entitled to pay for any shares of Stock purchased pursuant to its Repurchase Option at the Company's option in cash or by check made payable to Stockholder, by offset against any documented indebtedness owing to the Company by Stockholder, or by a combination of the foregoing. Upon delivery of the Notice and payment of the purchase price in any of the ways described above (i) the Stockholder shall assign and transfer to the Company all of the shares of Stock subject to the Repurchase Option and shall surrender the Certificate to the Company for cancellation and reissuance in the amount equal to the number of shares of Stock not repurchased by the Company hereunder and (ii) the Company shall become the legal and beneficial owner of the Stock being repurchased and all rights and interest therein or related thereto, and the Company shall have the right to transfer to its own name the Stock being repurchased by the Company, without further action by Stockholder.

3.   **ADJUSTMENTS TO STOCK.** If, from time to time, during the term of the Repurchase Option there is any change affecting the Company's outstanding Common Stock as a class that is effected without the receipt of consideration by the Company (through merger, consolidation, reorganization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, change in corporation structure or other transaction not involving the receipt of consideration by the Company), then any and all new, substituted or additional securities or other property to which Stockholder is entitled by reason of Stockholder's ownership of Stock shall be immediately subject to the Repurchase Option and be included in the word "Stock" for all purposes of the Repurchase Option with the same force and effect as the shares of the Stock presently subject to the Repurchase Option, but only to the extent the Stock is, at the time, covered by such Repurchase Option. While the total (applicable) Option Price shall remain the same after each such event, the (applicable) Option Price per share of Stock upon exercise of the Repurchase Option shall be appropriately adjusted.

4.   **CORPORATE TRANSACTION.** In the event of a Corporate Transaction then the Repurchase Option may be assigned by the Company to any successor of the Company (or the successor's parent) in connection with such Corporate Transaction. To the extent that the Repurchase Option remains in effect following such a Corporate Transaction, it shall apply to the new capital stock or other property received in exchange for the Stock in consummation of the Corporate Transaction, but only to the extent the Stock is at the time covered by such right. Appropriate adjustments shall be made to the Option Price per share payable upon exercise of the Repurchase Option to reflect the effect of the Corporate Transaction upon the Company's capital structure; provided, however, that the aggregate Option Price shall remain the same.

5.   **TERMINATION OF REPURCHASE OPTION.** Sections 1, 2, 3 and 4 of this Agreement shall terminate upon the exercise in full or expiration of the Repurchase Option, whichever occurs first.

6.   **PARACHUTE PAYMENTS.**

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(a) If the Company determines that any payment or benefit Stockholder would receive pursuant to a Corporate Transaction from the Company or otherwise ("**Payment**") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "**Code**"), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "**Excise Tax**"), then such Payment shall be adjusted to the Reduced Amount. The "**Reduced Amount**" shall be either the greater of (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Stockholder's receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting "parachute payments" is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order unless Stockholder elects in writing a different order (*provided, however,* that such election shall be subject to Company approval if made on or after the date on which the event that triggers the Payment occurs): reduction of cash payments; cancellation of accelerated vesting of stock awards; reduction of employee benefits. In the event that acceleration of vesting of stock award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of Stockholder's stock awards unless Stockholder elects in writing a different order for cancellation. At the request of the Stockholder, the Company will submit the Payment to a Stockholder vote in accordance with the provisions of Section 280G of the Code.

(b) The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Corporate Transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Corporate Transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

(c) The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Stockholder within fifteen (15) calendar days after the date on which Stockholder's right to a Payment is triggered (if requested at that time by the Company or Stockholder) or such other time as requested by the Company or Stockholder.

7. **RIGHTS OF STOCKHOLDER.** Subject to the provisions of Sections 8, 11 and 13 herein, Stockholder shall exercise all rights and privileges of a Stockholder of the Company with respect to the Stock. Stockholder shall be deemed to be the holder for purposes of receiving any dividends that may be paid with respect to such shares of Stock and for the purpose of exercising any voting rights relating to such shares of Stock, even if some or all of such shares of Stock have not yet vested and been released from the Repurchase Option.

8. **LIMITATIONS ON TRANSFER.** In addition to any other limitation on transfer created by any other agreement or applicable securities laws, Stockholder shall not assign, hypothecate, donate, encumber or otherwise dispose of any interest in the portion of Stock that is subject to

4

the Repurchase Option, except as expressly permitted herein. After any Stock has been released from the Repurchase Option, Stockholder shall not assign, hypothecate, donate, encumber or otherwise dispose of any interest in the Stock except in compliance with applicable securities laws and any other agreements affecting such Stock. Any attempted transfer in violation of this provision shall be void and of no legal force and, at the Company's discretion, shall result in forfeiture of the Stock. **Stockholder hereby further acknowledges that Stockholder may be required to hold the Common Stock purchased hereunder indefinitely under applicable law. During the period of time during which the Stockholder holds the Common Stock, the value of the Common Stock may increase or decrease, and any risk associated with such Common Stock and such fluctuation in value shall be borne by the Stockholder.**

9.   **RESTRICTIVE LEGENDS.** All certificates representing the Stock shall have endorsed thereon legends in substantially the following forms (in addition to any other legend which may be required by other agreements between the parties hereto):

        (a)   "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A REPURCHASE RIGHT SET FORTH IN A STOCK RESTRICTION AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER, OR SUCH HOLDER'S PREDECESSOR IN INTEREST, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. ANY TRANSFER OR ATTEMPTED TRANSFER OF ANY SHARES SUBJECT TO SUCH REPURCHASE RIGHT WHICH IS NOT IN ACCORDANCE WITH SUCH AGREEMENT IS VOID."

        (b)   "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION, IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, NOR WILL AN ASSIGNEE OR ENDORSEE HEREOF BE RECOGNIZED AS AN OWNER OF THE SHARES BY THE ISSUER UNLESS: (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO THE SHARES AND THE TRANSFER SHALL THEN BE IN EFFECT; OR (II) IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, THE SHARES ARE TRANSFERRED IN A TRANSACTION WHICH IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS."

        (c)   Any legend required by applicable state securities laws.

10.   **SECTION 83(b) ELECTION.** Stockholder understands that Section 83(a) of the Code, taxes as ordinary income the difference between the amount paid for the Stock and the fair market value of the Stock as of the date any restrictions on the Stock lapse. In this context, "restriction" may include the right of the Company to buy back the Stock pursuant to the Repurchase Option set forth in Section 1 above. If Section 83 does apply, Stockholder understands that Stockholder may elect to be taxed at the time the Stock is purchased, (e.g., when the vesting restrictions are imposed) rather than when and as the Repurchase Option expires, by filing an election under Section 83(b) (an "***83(b) Election***") of the Code with the Internal Revenue Service within thirty (30) days from the date of purchase. Even if the fair market value of the Stock at the time of the

execution of this Agreement equals the amount paid for the Stock, the 83(b) Election may be required to avoid income under Section 83(a) in the future. Stockholder understands that failure to file such an 83(b) Election in a timely manner may result in adverse tax consequences for Stockholder. Stockholder further understands that an additional copy of such 83(b) Election is required to be filed with his or her federal income tax return for the calendar year in which the date of this Agreement falls. **Stockholder further acknowledges and understands that it is Stockholder's sole obligation and responsibility to determine whether to file an 83(b) Election in these circumstances, and to timely file such 83(b) Election, and neither the Company nor the Company's legal or financial advisors shall have any obligation or responsibility with respect to such filing.** Stockholder acknowledges that the foregoing is only a summary of the effect of United States federal income taxation with respect to purchase of the Stock hereunder, and does not purport to be complete. Stockholder further acknowledges that the Company has directed Stockholder to seek independent advice regarding the applicable provisions of the Code, the income tax laws of any municipality, state or foreign country in which Stockholder may reside, and the tax consequences of Stockholder's death. Stockholder assumes all responsibility for filing an 83(b) Election and paying all taxes resulting from such election or the lapse of the restrictions on the Stock.

11.   **REFUSAL TO TRANSFER.** The Company shall not be required (a) to transfer on its books any shares of Stock of the Company which shall have been transferred in violation of any of the provisions set forth in this Agreement or (b) to treat as owner of such shares or to accord the right to vote as such owner or to pay dividends to any transferee to whom such shares shall have been so transferred.

12.   **NO EMPLOYMENT RIGHTS.** This Agreement is not an employment contract and nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company (or a parent or subsidiary of the Company) to terminate Stockholder's employment or other Services for any reason at any time, with or without cause and with or without notice.

13.   **ESCROW OF UNVESTED STOCK.** As security for Stockholder's faithful performance of the terms of this Agreement and to insure the availability for delivery of Stockholder's Stock upon exercise of the Repurchase Option herein provided for, Stockholder agrees, at the closing hereunder, to deliver to and deposit with the Secretary of the Company or the Secretary's designee ("**Escrow Agent**"), as Escrow Agent in this transaction, three (3) stock assignments duly endorsed (with date and number of shares blank) in the form attached hereto as **Exhibit A**, together with a certificate or certificates evidencing all of the Stock subject to the Repurchase Option; said documents are to be held by the Escrow Agent and delivered by said Escrow Agent pursuant to the Joint Escrow Instructions of the Company and Stockholder set forth in **Exhibit B** attached hereto and incorporated by this reference, which instructions shall also be delivered to the Escrow Agent at the closing hereunder. Stockholder hereby acknowledges that the Secretary of the Company, or the Secretary's designee, is so appointed as the Escrow Agent with the foregoing authorities as a material inducement to make this Agreement and that said appointment is coupled with an interest and is accordingly irrevocable. Stockholder agrees that Escrow Agent shall not be liable to any party hereof (or to any other party). Escrow Agent may rely upon any letter, notice or other document executed by any signature purported to be genuine and may resign at any time. Stockholder agrees that if the Secretary of the Company, or the Secretary's designee, resigns as Escrow Agent for any or no reason, the Board shall have the power to

appoint a successor to serve as Escrow Agent pursuant to the terms of this Agreement. Stockholder agrees that if the Secretary of the Company resigns as Secretary, the successor Secretary shall serve as Escrow Agent pursuant to the terms of this Agreement

14. MISCELLANEOUS.

(a) Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile or electronic mail if sent during normal business hours of the recipient, and if not during normal business hours of the recipient, then on the next business day, (iii) five (5) calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the other party hereto at such party's address hereinafter set forth on the signature page hereof, or at such other address as such party may designate by ten (10) days advance written notice to the other party hereto.

(b) Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer herein set forth, be binding upon Stockholder, Stockholder's successors, and assigns. The Repurchase Option of the Company hereunder shall be assignable by the Company at any time or from time to time, in whole or in part.

(c) Attorneys' Fees; Specific Performance. In the event that any suit or action is instituted under or in relation to this Agreement, including without limitation to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals. It is the intention of the parties that the Company, upon exercise of the Repurchase Option and payment of the (applicable) Option Price, pursuant to the terms of this Agreement, shall be entitled to receive the Stock, in specie, in order to have such Stock available for future issuance without dilution of the holdings of other stockholders. Furthermore, it is expressly agreed between the parties that money damages are inadequate to compensate the Company for the Stock and that the Company shall, upon proper exercise of the Repurchase Option, be entitled to specific enforcement of its rights to purchase and receive said Stock.

(d) Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia. The parties agree that any action brought by either party to interpret or enforce any provision of this Agreement shall be brought in, and each party agrees to, and does hereby, submit to the jurisdiction and venue of, the appropriate state or federal court for the district encompassing the Company's principal place of business. THE PARTIES TO THIS AGREEMENT HEREBY WAIVE THEIR RIGHT TO A TRIAL BY JURY WITH RESPECT TO DISPUTES ARISING UNDER THIS AGREEMENT AND THE RELATED AGREEMENTS AND CONSENT TO A BENCH TRIAL WITH THE APPROPRIATE JUDGE ACTING AS THE FINDER OF FACT.

(e)   **Further Execution.** The parties agree to take all such further action(s) as may reasonably be necessary to carry out and consummate this Agreement as soon as practicable, and to take whatever steps may be necessary to obtain any governmental approval in connection with or otherwise qualify the issuance of the securities that are the subject of this Agreement.

(f)   **Independent Counsel.** Stockholder acknowledges that this Agreement has been prepared on behalf of the Company by Nelson Mullins Riley & Scarborough LLP ("**Nelson Mullins**"), counsel to the Company and that Nelson Mullins does not represent, and is not acting on behalf of, Stockholder. Stockholder has been provided with an opportunity to consult with Stockholder's own counsel with respect to this Agreement.

(g)   **Entire Agreement; Amendment.** This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral, with respect to the subject matter hereof. This Agreement may not be amended, modified or revoked, in whole or in part, except by an agreement in writing signed by each of the parties hereto.

(h)   **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(i)   **Counterparts.** This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

* * * * *

In Witness Whereof, the parties hereto have executed this Stock Restriction Agreement as of the day and year first above written.

Esgro Inc.

DocuSigned by:

By: Caleb Gilbert

A0CAE512B19648F...

Name: **Caleb Gilbert**

Title: Chief Executive Officer

Address:

1514 Royce Dr.

Locust Grove, GA 30248

Stockholder:

DocuSigned by:

Payton Jonson

1394108987ED4F1...

Name: **Payton Johnson**

Address:

1514 Royce Dr.
Locust Grove, GA 30248

EXHIBIT A

ASSIGNMENT SEPARATE FROM CERTIFICATE

FOR VALUE RECEIVED and pursuant to that certain Stock Restriction Agreement between the undersigned (the "***Stockholder***") and **Esgro Inc.** (the "***Company***") dated <u>5/23/2019</u> ___, 2019 (the "***Agreement***"), the Stockholder hereby sells, assigns and transfers unto the Company _____<u>Esgro</u>_____ (<u>3,150,000</u>) shares of the Common Stock of the Company, standing in the Stockholder's name on the books of the Company and represented by Certificate No. ² ____, and hereby irrevocably constitutes and appoints _____<u>Payton Jonson</u>_____ to transfer said stock on the books of the Company with full power of substitution in the premises. THIS ASSIGNMENT MAY ONLY BE USED AS AUTHORIZED BY THE AGREEMENT AND THE EXHIBITS THERETO.

Dated: _____<u>5/23/2019</u>_____

Signature:

DocuSigned by:

Payton Jonson

1304108087ED4F1...

Name: **Payton Johnson**

Instruction: Please do not fill in any blanks other than the signature line. The purpose of this assignment is to enable the Company to exercise its repurchase option set forth in the Agreement without requiring additional signatures on the part of the Stockholder.

EXHIBIT B

JOINT ESCROW INSTRUCTIONS

Secretary
ESGRO INC.
1514 Royce Dr.
Locust Grove, GA 30248

Ladies and Gentlemen:

As Escrow Agent for both **ESGRO INC.,** a Delaware corporation (the "***Corporation***") and **PAYTON JOHNSON** (the "***Stockholder***"), you are hereby authorized and directed to hold the documents delivered to you pursuant to the terms of that certain Stock Restriction Agreement dated as of _____5/23/2019_____ ___, 2019 ("***Agreement***"), to which a copy of these Joint Escrow Instructions is attached as Exhibit B, in accordance with the following instructions:

> **1.** In the event Corporation or an assignee shall elect to exercise the Repurchase Option set forth in Section 1(a) of the Agreement (the "***Repurchase Option***"), the Corporation or its assignee will give to Stockholder and you a written notice specifying the number of shares of stock to be purchased, the purchase price, and the time for a closing thereunder at the principal office of the Corporation. Stockholder and the Corporation hereby irrevocably authorize and direct you to close the transaction contemplated by such notice in accordance with the terms of said notice.

> **2.** At the closing, you are directed (a) to date the stock assignments necessary for the transfer in question, (b) to fill in the number of shares being transferred, and (c) to deliver the same, together with the certificate evidencing the shares of stock to be transferred, to the Corporation against the simultaneous delivery to you of the purchase price (which may include suitable acknowledgment of cancellation of indebtedness) for the number of shares of stock being purchased pursuant to the exercise of the Repurchase Option.

> **3.** Stockholder irrevocably authorizes the Corporation to deposit with you any certificates evidencing shares of stock to be held by you hereunder and any additions and substitutions to said shares as specified in the Agreement. Stockholder does hereby irrevocably constitute and appoint you as his attorney-in-fact and agent for the term of this escrow to execute with respect to such securities all documents necessary or appropriate to make such securities negotiable and complete any transaction herein contemplated, including but not limited to any appropriate filing with state or government officials or bank officials. Subject to the provisions of this paragraph 3, Stockholder shall exercise all rights and privileges of a Stockholder of the Corporation while the stock is held by you.

> **4.** This escrow shall terminate upon the exercise in full or expiration of the Repurchase Option, whichever occurs first.

5.   If at the time of termination of this escrow you should have in your possession any documents, securities, or other property belonging to Stockholder, you shall deliver all of the same to Stockholder and shall be discharged of all further obligations hereunder; provided, however, that if at the time of termination of this escrow you are advised by the Corporation that any property subject to this escrow is the subject of a pledge or other security agreement, you shall deliver all such property to the pledgeholder or other person designated by the Corporation.

6.   Except as otherwise provided in these Joint Escrow Instructions, your duties hereunder may be altered, amended, modified or revoked only by a writing signed by all of the parties hereto.

7.   You shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by you to be genuine and to have been signed or presented by the proper party or parties. You shall not be personally liable for any act you may do or omit to do hereunder as Escrow Agent or as attorney-in-fact for Stockholder while acting in good faith and in the exercise of your own good judgment, and any act done or omitted by you pursuant to the advice of your own attorneys shall be conclusive evidence of such good faith.

8.   You are hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or corporation, excepting only orders or process of courts of law, and are hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case you obey or comply with any such order, judgment or decree of any court, you shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

9.   You shall not be liable in any respect on account of the identity, authorities or rights of the parties executing or delivering or purporting to execute or deliver the Agreement or any documents or papers deposited or called for hereunder.

10.   You shall not be liable for the outlawing of any rights under any statute of limitations with respect to these Joint Escrow Instructions or any documents deposited with you.

11.   Your responsibilities as Escrow Agent hereunder shall terminate if you shall cease to be Secretary of the Corporation or if you shall resign by written notice to each party. In the event of any such termination, the Corporation shall appoint any officer or assistant officer of the Corporation as successor Escrow Agent, and Stockholder hereby confirms the appointment of such successor as his attorney-in-fact and agent to the full extent of your appointment.

12.   If you reasonably require other or further instruments in connection with these Joint Escrow Instructions or obligations in respect hereto, the necessary parties hereto shall join in furnishing such instruments.

13.   It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the securities held by you hereunder, you are authorized and directed to retain in your possession without liability to anyone all or any part of

said securities until such dispute shall have been settled either by mutual written agreement of the parties concerned or by a final order, decree or judgment of a court of competent jurisdiction after the time for appeal has expired and no appeal has been perfected, but you shall be under no duty whatsoever to institute or defend any such proceedings.

14.   Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, including delivery by express courier, or three (3) days after deposit in the United States Post Office, by registered or certified mail with postage and fees prepaid, addressed to each of the other parties entitled to such notice at the following addresses, or at such other addresses as a party may designate by written notice to each of the other parties hereto.

Corporation:	**Esgro Inc.** 1514 Royce Dr. Locust Grove, GA 30248
Stockholder:	**Payton Jonson** 1514 Royce Dr. Locust Grove, GA 30248
Escrow Agent:	**Secretary of Esgro Inc.** 1514 Royce Dr. Locust Grove, GA 30248

15.   By signing these Joint Escrow Instructions, you become a party hereto only for the purpose of said Joint Escrow Instructions; you do not become a party to the Agreement.

16.   You shall be entitled to employ such legal counsel and other experts as you may deem necessary properly to advise you in connection with your obligations hereunder. You may rely upon the advice of such counsel, and you may pay such counsel reasonable compensation therefor. The Corporation shall be responsible for all fees generated by such legal counsel in connection with your obligations hereunder.

17.   This instrument shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. It is understood and agreed that references to "*you*" and "*your*" herein refer to the original Escrow Agents. It is understood and agreed that the Corporation may at any time or from time to time assign its rights under the Agreement and these Joint Escrow Instructions.

18.   This Agreement shall be governed by and interpreted and determined in accordance with the laws of the State of Georgia, as such laws are applied by Georgia courts to contracts made and to be performed entirely in Georgia by residents of that state.*****

Very truly yours,

ESGRO INC.

DocuSigned by:

By: Caleb Gilbert

A0CAE512B19648F...

Name: **Caleb Gilbert**

Title: Chief Executive Officer

STOCKHOLDER

DocuSigned by:

Payton Jonson

1394108987ED4F1...

Name: **Payton Johnson**

ESCROW AGENT:

DocuSigned by:

Payton Jonson

1394108987ED4F1...

SECRETARY OF ESGRO INC.

INVENTION ASSIGNMENT AGREEMENT

THIS INVENTION ASSIGNMENT AGREEMENT (this "*Agreement*") is made and entered into as of 5/23/2019 _____ ___, 2019 by and between Payton Jonson (the "*Assignor*"), and Esgro Inc., a Delaware corporation (the "*Company*"). The parties hereto agree as follows:

AGREEMENT

1.   Assignor hereby irrevocably assigns, sells, transfers and conveys to the Company all right, title and interest, on a worldwide basis, in and to the Works (as defined below) and all applicable intellectual property rights, on a worldwide basis, related thereto, including, without limitation, copyrights, trademarks, trade secrets, patents, patent applications, moral rights, contract and licensing rights (the "*Property*"). In consideration for such transfer of the Property, the Company shall pay to Assignor the amount of $20. Assignor hereby irrevocably: (a) acknowledges that neither Assignor nor any affiliate or related party retains any right, title, or interest in, or any right to use, the Property, and (b) agrees (for and on behalf of himself and any Assignor Affiliates) not to challenge the validity of the Company's ownership or use of the Property. For purposes of this Agreement, the "*Works*" shall mean all of Assignor's rights, title, and interest in and to any works held or developed by Assignor in connection with the business of the Company, including, without limitation, all right, title and interest in all proprietary rights therein, including, without limitation, patents, patent applications, patentable subject matter, domain names copyrights and trade secret rights, together with all contracts, licenses, causes of action and claims of any kind with respect to any of the foregoing, whether now known or hereafter to become known, for the respective maximum terms of protection available throughout the world.

2.   Upon each request by the Company, without additional consideration, Assignor agrees to promptly execute documents, testify and take other acts at the Company's expense as the Company may deem necessary or desirable to procure, maintain, perfect, protect and enforce the full benefits, enjoyment, rights, title and interest, on a worldwide basis of the Property assigned hereunder, and render all necessary assistance in making application for and obtaining original, divisional, renewal, or reissued utility and design patents, copyrights, mask works, trademarks, trade secrets, and all other technology and intellectual property rights throughout the world related to any of the Property, in the Company's name and for its benefit. In the event the Company is unable for any reason, after reasonable effort, to secure Assignor's signature on any document needed in connection with the actions specified herein, Assignor hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Assignor's agent and attorney in fact, which appointment is coupled with an interest, to act for and in Assignor's behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of this paragraph with the same legal force and effect as if executed by Assignor. Assignor hereby waives and quitclaims to the Company any and all claims, of any nature whatsoever, which Assignor now or may hereafter have for infringement of any Property assigned hereunder.

3.   Assignor further agrees to deliver to the Company upon execution of this Agreement any and all tangible manifestations of the Property, including, without limitation, all notes, records, files and tangible items of any sort in Assignor's possession or under Assignor's control relating to the Property. Such delivery shall include all present and predecessor versions. In addition, Assignor agrees to provide to the Company from and after the execution of this Agreement and at the expense of the Company competent and knowledgeable assistance to facilitate the transfer of all information, know-how, techniques, processes and the like related to such tangible manifestation and otherwise comprising the intangible aspects of the Property.

4.   Assignor represents and warrants to the Company that, (a) Assignor has full right and power to enter into and perform this Agreement without the consent of any third party, (b) Assignor was not acting within the scope of employment or other service arrangements with any third party when conceiving, creating or otherwise performing any activity with respect to the Property, (c) the execution,

delivery and performance of this Agreement does not conflict with, constitute a breach of, or in any way violate any arrangement, understanding or agreement to which Assignor is a party or by which Assignor is bound, and (d) Assignor has maintained the Property in confidence and has not granted, directly or indirectly, any rights or interest whatsoever in the Property to any third party.

5. This Agreement constitutes the entire, complete, final and exclusive understanding and agreement of the parties hereto with respect to the subject matter hereof, and supersedes any other prior or contemporaneous oral understanding or agreement or any other prior written agreement. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the parties hereto.

6. This Agreement will be governed and construed in accordance with the laws of the State of Georgia. Assignor hereby expressly consents to the personal jurisdiction of the state and federal courts located in the Northern District of Georgia for any lawsuit filed there against Assignor by the Company arising from or related to this Agreement.

7. If any provision of this Agreement is found invalid or unenforceable, in whole or in part, the remaining provisions and partially enforceable provisions will, nevertheless, be binding and enforceable.

8. Failure by either party to exercise any of its rights hereunder shall not constitute or be deemed a waiver or forfeiture of such rights.

9. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

* * * * *

IN WITNESS WHEREOF, the undersigned have executed this **INVENTION ASSIGNMENT AGREEMENT** as of the date set forth above.

COMPANY: ASSIGNOR:

Esgro Inc.

DocuSigned by: DocuSigned by:

By:_____Caleb Gilbert_____   By:_____Payton Jonson_____
            A0CAE512B19648F...   1394108987ED4F1...
Name: Caleb Gilbert   Name: Payton Jonson
Title: Chief Executive Officer

EMPLOYMENT COVENANTS AGREEMENT

This **EMPLOYMENT COVENANTS AGREEMENT** (the "Agreement") is made this ___ day of 5/23/2019 _____, 20__ (the "Effective Date"), between **Esgro Inc.** (the "Company") and Payton Jonson ("You" or "Your")(collectively, the "Parties").[1] You hereby confirm that the term of this Agreement applies beginning upon Your first day of employment with the Company, including, without limitation all Work Product that You have conceived, developed or reduced to practice during the term of Your employment with the Company.

---

[1] Unless otherwise indicated, all capitalized terms used in this Agreement are defined in the "Definitions" Section of Attachment A. Attachment A is incorporated by reference and is included in the definition of "Agreement."

For and in consideration of the Company's agreement to employ or continue to employ You, You agree to the following terms:

1. <u>Acknowledgments</u>. You acknowledge and agree that:

    (a) Your position is a position of trust and responsibility with access to Confidential Information, Trade Secrets, and other confidential information concerning employees and customers of the Company;

    (b) the Trade Secrets and Confidential Information, and the relationship between the Company and each of its Employees and Customers, are valuable assets of the Company which may not be used for any purpose other than the Company's Business;

    (c) the names of Customers are considered Confidential Information of the Business which constitutes valuable, special, and unique property of the Company;

    (d) Customer lists and Customer information which have been compiled by the Company represents a material investment of the Company's time and money;

    (e) the Company will invest its time and money in the development of Your skills in the Business; and

    (f) the restrictions contained in this Agreement, including, but not limited to, the restrictive covenants set forth in Sections 2 – 5 below, are reasonable and necessary to protect the legitimate business interests of the Company, and they will not impair or infringe upon Your right to work or earn a living when Your employment with the Company ends.

2. <u>Trade Secrets and Confidential Information</u>.

    (a) You represent and warrant that:

        (i) You are not subject to any legal or contractual duty or agreement that would prevent or prohibit You from performing Your duties for the Company or complying with this Agreement, including any duties you may have with respect to soliciting new employees or new customers to the Company; and

        (ii) You are not in breach of any legal or contractual duty or agreement, including any agreement concerning trade secrets or confidential information, owned by any other person or entity.

    (b) You will not:

        (i) use, disclose, or reverse engineer the Trade Secrets or the Confidential Information for any purpose other than the Company's Business, except as authorized in writing by the Company;

        (ii) during Your employment with the Company, use, disclose, or reverse engineer (a) any confidential information or trade secrets of any former employer or third party, or (b) any works of authorship developed in whole or in part by You during any former employment or for any other party, unless authorized in writing by the former employer or third party; or

        (iii) upon the termination of Your employment for any reason, (a) retain physical embodiments of Trade Secrets or Confidential Information, including any copies existing in any form (including electronic form) which are in Your possession or control, or (b) destroy, delete, or alter the Trade Secrets or Confidential Information without the Company's prior written consent.

    (c) The obligations under this Agreement shall:

        (i) with regard to the Trade Secrets, remain in effect as long as the information constitutes a trade secret under applicable law; and

        (ii) with regard to the Confidential Information, remain in effect as long as such information remains Confidential Information.

    (d) The confidentiality, property, and proprietary rights protections available in this Agreement are in addition to, and not exclusive of, any and all other rights to which the Company is entitled under federal and state law, including, but not limited to, rights provided under copyright laws, trade secret and confidential information laws, and laws concerning fiduciary duties.

3. <u>Non-Disclosure of Customer Information</u>. During the Restricted Period, You will not divulge or make accessible to any person or entity (i) the names of

Customers, or (ii) any information contained in Customer's accounts.

4. <u>Non-Solicitation of Customers</u>. During the Restricted Period, You will not, directly or indirectly, solicit any Customer of the Company for the purpose of selling or providing any products or services competitive with or directly substitutable for the Business. The restrictions set forth in this Section 4 apply only to Customers with whom You had Material Contact. Nothing in this Section 4 shall be construed to prohibit You from soliciting any Customer of the Company for the purpose of selling or providing any products or services competitive with the Business: (i) to a Customer that explicitly severed its business relationship with the Company; or (ii) which product line or service line the Company no longer offers.

5. <u>Non-Recruit of Employees</u>. During the Restricted Period, You will not, directly or indirectly, solicit, recruit, or induce any Employee to (i) terminate his or her employment relationship with the Company, or (ii) work for any other person or entity engaged in the Business.

6. <u>Duty of Loyalty</u>. You agree that during the period of Your employment by the Company You will not, without the Company's express written consent, directly or indirectly engage in any employment or business activity which is directly or indirectly competitive with or directly substitutable for, or would otherwise conflict with, Your employment by the Company.

7. <u>Work Product</u>. Your employment duties may include inventing in areas directly or indirectly related to the Business of the Company or to a line of business that the Company may reasonably be interested in pursuing. All Work Product shall constitute work made for hire. If (i) any of the Work Product may not be considered work made for hire, or (ii) ownership of all right, title, and interest in and to the Work Product will not vest exclusively in the Company, then, without further consideration, You assign all presently-existing Work Product to the Company, and agree to assign, and automatically assign, all future Work Product to the Company.

The Company will have the right to obtain and hold in its own name copyrights, patents, design registrations and continuations thereof, proprietary database rights, trademarks, rights of publicity, and any other protection available in the Work Product. At the Company's request, You agree to perform, during or after Your employment with the Company, any acts to transfer, perfect and defend the Company's ownership of the Work Product, including, but not limited to: (i) executing all documents (including a formal

assignment to the Company) for filing an application or registration for protection of the Work Product (an "Application"), (ii) explaining the nature of the Work Product to persons designated by the Company, (iii) reviewing Applications and other related papers, or (iv) providing any other assistance reasonably required for the orderly prosecution of Applications.

In the event the Company is unable for any reason, after reasonable effort, to secure Your signature on any document needed in connection with the actions specified in the preceding paragraph, You hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as Your agent and attorney in fact, which appointment is coupled with an interest, to act for and in Your behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by You. You hereby waive and quitclaim to the Company any and all claims, of any nature whatsoever, which You now or may hereafter have for infringement of any Work Product assigned hereunder to the Company.

Upon the Company's request and in connection with the termination of Your employment with the Company, You agree to provide the Company with a written description of any Work Product in which You are involved (solely or jointly with others) and the circumstances surrounding the creation of such Work Product.

8. <u>License</u>. During Your employment and after Your employment with the Company ends, You grant to the Company an irrevocable, nonexclusive, worldwide, royalty-free, fully-paid, perpetual license (with the right to sublicense through multiple tiers of sublicensees) to: (i) make, use, sell, copy, publicly perform, display, distribute, modify or otherwise utilize copies of the Licensed Materials, (ii) prepare, use and distribute derivative works based upon the Licensed Materials, (iii) authorize others to do the same, and (iv) exercise any and all present and future rights set forth in clauses (i) through (iii) with respect to such Licensed Materials. You shall notify the Company in writing of any Licensed Materials You deliver to the Company and will not incorporate, or permit to be incorporated, Licensed Materials into any Work Product.

9. <u>Release</u>. During Your employment and after Your employment with the Company ends, You consent to the Company's use of Your image, likeness, voice, or other characteristics in the Company's products or services. You release the Company from any cause of action which You have or may have arising out of the use, distribution, adaptation, reproduction, broadcast, or exhibition of such characteristics. You represent

that You have obtained, for the benefit of the Company, the same release in writing from all third parties whose characteristics are included in the services, materials, computer programs and other deliverables that You provide to the Company.

10. Post-Employment Disclosure. During the Restricted Period, You shall provide a copy of this Agreement to persons and/or entities for whom You work or consult as an owner, lender, partner, joint venturer, employee or independent contractor. If, during the Restricted Period, You work or consult for another person or entity as an owner, lender, partner, joint venturer, employee or independent contractor, You shall provide the Company with such person or entity's name, the nature of such person or entity's business, Your job title, and a general description of the services You will provide, and You hereby consent to the notification of such person or entity by the Company of Your rights and obligations under this Agreement.

11. Injunctive Relief. If You breach any portion of this Agreement, You agree that:

  (a) the Company would suffer irreparable harm;

  (b) it would be difficult to determine damages, and money damages alone would be an inadequate remedy for the injuries suffered by the Company; and

  (c) if the Company seeks injunctive relief to enforce this Agreement, You will waive and will not (i) assert any defense that the Company has an adequate remedy at law with respect to the breach, (ii) require that the Company submit proof of the economic value of any Trade Secret or Confidential Information, or (iii) require the Company to post a bond or any other security.

Nothing contained in this Agreement shall limit the Company's right to any other remedies at law or in equity.

12. Independent Enforcement. The covenants set forth in Sections 2 – 5 of this Agreement shall be construed as agreements independent of (i) any other agreements, or (ii) any other provision in this Agreement, and the existence of any claim or cause of action by You against the Company, whether predicated on this Agreement or otherwise, regardless of who was at fault and regardless of any claims that either You or the Company may have against the other, shall not constitute a defense to the enforcement by the Company of the covenants set forth in Sections 2 – 5 of this Agreement. The Company shall not be barred from enforcing the restrictive covenants set forth in

Sections 2 – 5 of this Agreement by reason of any breach of (i) any other part of this Agreement, or (ii) any other agreement with You.

13. At-will Employment. This Agreement does not create a contract of employment or a contract for benefits. Your employment relationship with the Company is at-will. This means that at either Your option or the Company's option, Your employment may be terminated at any time, with or without cause or notice.

14. Attorneys' Fees. In the event of litigation relating to this Agreement, the Company shall, if it is the prevailing party, be entitled to recover attorneys' fees and costs of litigation in addition to all other remedies available at law or in equity.

15. Waiver. The Company's failure to enforce any provision of this Agreement shall not act as a waiver of that or any other provision. The Company's waiver of any breach of this Agreement shall not act as a waiver of any other breach.

16. Severability. The provisions of this Agreement are severable. If any provision is determined to be invalid, illegal, or unenforceable, in whole or in part, the remaining provisions and any partially enforceable provisions shall remain in full force and effect. If any court of competent jurisdiction shall determine that the scope, time, or territorial restrictions set forth in this Agreement are unreasonable as applied to You, You and the Company acknowledge our intent that these restrictions be enforced to the fullest extent the court deems reasonable, and thereby request that they be reformed to that extent as applied to You.

17. Governing Law. The laws of the State of Georgia shall govern this Agreement. If Georgia's conflict of law rules would apply another state's laws, the Parties agree that Georgia law shall still govern.

18. No Strict Construction. If there is a dispute about the language of this Agreement, the fact that one Party drafted the Agreement shall not be used in its interpretation.

19. Entire Agreement. This Agreement, including Attachment A which is incorporated by reference, constitutes the entire agreement between the Parties concerning the subject matter of this Agreement. This Agreement supersedes any prior communications, agreements or understandings, whether oral or written, between the Parties relating to the subject matter of this Agreement.

20. <u>Amendments</u>. This Agreement may not be amended or modified except in writing signed by both Parties.

21. <u>Successors and Assigns</u>. This Agreement shall be assignable to, and shall inure to the benefit of, the Company's successors and assigns, including, without limitation, successors through merger, name change, consolidation, or sale of a majority of the Company's stock or assets, and shall be binding upon You. You shall not have the right to assign Your rights or obligations under this Agreement.   The covenants contained in this Agreement shall survive cessation of Your employment with the Company, regardless of who causes the cessation or the reason for the cessation.

22. <u>Consent to Jurisdiction and Venue</u>. You agree that any claim arising out of or relating to this Agreement shall be brought in a state or federal court of competent jurisdiction in Georgia. You consent to the personal jurisdiction of the state and/or federal courts located in Georgia. You waive (a) any objection to jurisdiction or venue, or (b) any defense claiming lack of jurisdiction or improper venue, in any action brought in such courts.

23. <u>Return of Company Property/Materials</u>. Upon the termination of Your employment for any reason or upon the Company's request at any time, You shall immediately return to the Company all of the Company's property, including, but not limited to, keys, passcards, credit cards, confidential or proprietary lists (including, but not limited to, customer, supplier, licensor, and client lists), rolodexes, tapes, laptop computer, software, computer files, marketing and sales materials, and any other property, record, document, or piece of equipment belonging to the Company. You will not (i) retain any copies of the Company's property, including any copies existing in electronic form, which are in Your possession or control, or (ii) destroy, delete, or alter any Company property, including, but not limited to, any files stored on a laptop computer, without the Company's prior written consent. The obligations contained in this Section shall also apply to any property which belongs to a third party, including, but not limited to, (i) any entity which is affiliated or related to the Company, or (ii) the Company's customers, licensors, or suppliers.

24. <u>Execution</u>. This Agreement may be executed in one or more counterparts, including by way of electronic transmission. Each counterpart shall for all purposes be deemed to be an original, and each counterpart shall constitute this Agreement.

25. <u>Background/Credit Checks</u>.   You hereby agree that the Company may, at the commencement and at any time during the course of your employment with the Company, complete background, credit and reference checks and confirm your compliance with the 1986 Immigration Reform and Control Act.   You hereby acknowledge and permit the Company to perform such checks on an ongoing basis.

26. **<u>Affirmation</u>.   You acknowledge that You have carefully read this Agreement, You know and understand its terms and conditions, and You have had the opportunity to ask the Company any questions You may have had prior to signing this Agreement and You have had the opportunity to seek the advice of independent legal counsel with respect to this Agreement.**

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IN WITNESS WHEREOF, the Parties have signed this Employment Covenants Agreement as of the Effective Date.

Esgro Inc.

By: _____
Name: Caleb Gilbert
Title: Chief Executive Officer
Address: 222 S Church street
              Charlotte, NC 28202

Employee's Name: Payton Jonson
Employee's Address: 1514 Royce Dr.
                                Locust Grove, GA 30248

ATTACHMENT A

DEFINITIONS

A.   "Business" shall mean the business of Esgro Inc., which includes financial technology.

B.   "Confidential Information" means the Company's "confidential information" as defined by O.C.G.A. Sec. 13-8-51 as modified from time to time. The current definition includes the Company's data or information relating to the Company's Business, disclosed to You or of which You become aware due to your relationship with the Company, which has value to the Company, is not generally known to competitors of the Company, and includes trade secrets, methods of operation, names of customers, price lists, financial information and projections, route books, personnel data and similar information. To the extent consistent with the foregoing, Confidential Information includes, but is not limited to, (i) future business plans, (ii) the composition, description, schematic or design of products, future products or equipment of the Company or any Third Party, (iii) advertising or marketing plans, (iv) information regarding independent contractors, Employees, clients, licensors, suppliers, Customers, or any Third Party, including, but not limited to, Customer lists compiled by the Company, and Customer information compiled by the Company, and (v) information concerning the Company's or the Third Parties' financial structure and methods and procedures of operation. Confidential Information shall not include any information that (i) is or becomes generally available to the public other than as a result of an unauthorized disclosure, (ii) has been independently developed and disclosed by You or others without violating this Agreement or the legal rights of the Company, or (iii) otherwise enters the public domain through lawful means. Confidential Information also includes any information described in this paragraph that the Company obtains from another party and which the Company treats as proprietary or designates as confidential information, whether or not owned or developed by the Company.

C.   "Customer" means any person or entity to whom the Company has (i) sold its products or services, or (ii) solicited to sell its products or services.

D.   "Employee" means any person who (i) is employed by the Company at the time Your employment with the Company ends, (ii) was employed by the Company during the last year of Your employment with the Company (or during Your employment if employed less than a year), or (iii) is employed by the Company during the Restricted Period.

E.   "Licensed Materials" means any materials that You utilize for the benefit of the Company, or deliver to the Company or the Company's customers, which (i) do not constitute Work Product, (ii) are created by You or of which You are otherwise in lawful possession, and (iii) You may lawfully utilize for the benefit of, or distribute to, the Company or the Company's customers.

F.   "Material Contact" as defined by O.C.G.A. Sec. 13-8-51 means the contact between an employee and each customer or potential customer with whom or which the employee dealt on behalf of the company; whose dealings with the employer were coordinated or supervised by the employee; about whom the employee obtained confidential information in the ordinary course of business as a result of such employee's association with the employer; or who received products or services authorized by the employer, the sale or provision of which results or resulted in compensation, commissions, or earnings for the employee within two years prior to the date of the employee's termination.

G.   "Restricted Period" means the time period during Your employment with the Company, and for one (1) year after Your employment with the Company ends.

H.   "Trade Secrets" means information of the Company, and its licensors, suppliers, clients, and Customers, without regard to form, including, but not limited to, technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, a list of actual Customers, clients, licensors, or suppliers, or a list of potential customers, clients, licensors, or suppliers which is not commonly known by or available to the public and which information (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

I.   "Work Product" means (a) any data, databases, materials, documentation, computer programs, inventions (whether or not patentable), designs, and/or works of authorship, including but not limited to, discoveries, ideas, concepts, properties, formulas, compositions, methods, programs, procedures, systems, techniques, products, improvements, innovations, writings, pictures, audio, video, images (including images of You), and artistic works, and (b) any subject matter protected under patent, copyright, proprietary database, trademark, trade secret, rights of publicity, confidential information, or other property rights, including all worldwide rights therein, in any case (with respect to clauses (a) and (b) of this definition), that is or was conceived, created or developed in whole or in part by You while employed by the Company and that either (i) is created within the scope of Your employment, (ii) is based on, results from, or is suggested by any work performed within the scope of Your employment and is directly or indirectly related to the Business of the Company or a line of business that the Company may reasonably be interested in pursuing, (iii) has been or will be paid for by the Company, or (iv) was created or improved in whole or in part by using the Company's time, resources, data, facilities, or equipment.

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (the "**Agreement**") is made and entered into as of ==5/25/2019== ___, 2019 (the "**Effective Date**") between Esgro Inc., a Delaware corporation, (the "**Company**"), and Themiya Chandraratna ("**Indemnitee**").

R E C I T A L S

WHEREAS, highly competent persons have become more reluctant to serve corporations as directors or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to and activities on behalf of the corporation;

WHEREAS, the Board of Directors of the Company (the "**Board**") has determined that, in order to attract and retain qualified individuals, the Company will attempt to maintain on an ongoing basis, at its sole expense, liability insurance to protect persons serving the Company and its subsidiaries from certain liabilities. Although the furnishing of such insurance has been a customary and widespread practice among United States-based corporations and other business enterprises, the Company believes that, given current market conditions and trends, such insurance may be available to it in the future only at higher premiums and with more exclusions. At the same time, directors, officers, and other persons in service to corporations or business enterprises are being increasingly subjected to expensive and time-consuming litigation relating to, among other things, matters that traditionally would have been brought only against the Company or business enterprise itself. The Certificate of Incorporation of the Company permits indemnification of the officers and directors of the Company. Indemnitee may also be entitled to indemnification pursuant to the General Corporation Law of the State of Delaware ("**DGCL**"). The Certificate of Incorporation and the DGCL expressly provide that the indemnification provisions set forth therein are not exclusive, and thereby contemplate that contracts may be entered into between the Company and members of the Board, officers and other persons with respect to indemnification;

WHEREAS, the uncertainties relating to such insurance and to indemnification have increased the difficulty of attracting and retaining such persons;

WHEREAS, the Board has determined that the increased difficulty in attracting and retaining such persons is detrimental to the best interests of the Company's stockholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future;

WHEREAS, it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified;

WHEREAS, this Agreement is a supplement to and in furtherance of the Certificate of Incorporation of the Company and any resolutions adopted pursuant thereto, and shall not be deemed a substitute therefor, nor to diminish or abrogate any rights of Indemnitee thereunder; and

WHEREAS, Indemnitee does not regard the protection available under the Company's Certificate of Incorporation and insurance as adequate in the present circumstances, and may not be willing to serve as a director without adequate protection, and the Company desires Indemnitee to serve in such capacity. Indemnitee is willing to serve, continue to serve and to take on additional service for or on behalf of the Company on the condition that he be so indemnified; and

NOW, THEREFORE, in consideration of Indemnitee's agreement to serve as a director from and after the date hereof, the parties hereto agree as follows:

1. **Indemnity of Indemnitee**. The Company hereby agrees to hold harmless and indemnify Indemnitee to the fullest extent permitted by law, as such may be amended from time to time. In furtherance of the foregoing indemnification, and without limiting the generality thereof:

(a) **Proceedings Other Than Proceedings by or in the Right of the Company**. Indemnitee shall be entitled to the rights of indemnification provided in this Section l(a) if, by reason of such person's Corporate Status (as hereinafter defined), the Indemnitee is, or is threatened to be made, a party to or participant in any Proceeding (as hereinafter defined) other than a Proceeding by or in the right of the Company, although subject to the provisions of Section 1(b) and Section 2(a) of this Agreement. Pursuant to this Section 1(a), Indemnitee shall be indemnified against all Expenses (as hereinafter defined), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person, or on such person's behalf, in connection with such Proceeding or any claim, issue or matter therein, if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal Proceeding, had no reasonable cause to believe the Indemnitee's conduct was unlawful.

(b) **Proceedings by or in the Right of the Company**. Indemnitee shall be entitled to the rights of indemnification provided in this Section 1(b) if, by reason of such person's Corporate Status, the Indemnitee is, or is threatened to be made, a party to or participant in any Proceeding brought by or in the right of the Company. Pursuant to this Section 1(b), Indemnitee shall be indemnified against all Expenses actually and reasonably incurred by the Indemnitee, or on the Indemnitee's behalf, in connection with such Proceeding if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Company; *provided*, *however*, if applicable law so provides, no indemnification against such Expenses shall be made in respect of any claim, issue or matter in such Proceeding as to which Indemnitee shall have been adjudged to be liable to the Company unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made.

(c) **Indemnification for Expenses of a Party Who is Wholly or Partly Successful**. Notwithstanding any other provision of this Agreement, to the extent that

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Indemnitee is, by reason of his Corporate Status, a party to and is successful, on the merits or otherwise, in any Proceeding, he shall be indemnified to the maximum extent permitted by law, as such may be amended from time to time, against all Expenses actually and reasonably incurred by his or on his behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by his or on his behalf in connection with each successfully resolved claim, issue or matter. For purposes of this Section and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

2.   **Additional Indemnity**.

(a)   **Indemnification of Indemnitee**. In addition to, and without regard to any limitations on, the indemnification provided for in Section 1 of this Agreement, the Company shall and hereby does indemnify and hold harmless Indemnitee against all Expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by his or on his behalf if, by reason of his Corporate Status, he is, or is threatened to be made, a party to or participant in any Proceeding (including a Proceeding by or in the right of the Company), including, without limitation, all liability arising out of the negligence or active or passive wrongdoing of Indemnitee. The only limitation that shall exist upon the Company's obligations pursuant to this Agreement shall be that the Company shall not be obligated to make any payment to Indemnitee that is finally determined (under the procedures, and subject to the presumptions, set forth in Sections 6 and 7 hereof) to be unlawful.

3.   **Contribution**.

(a)   Whether or not the indemnification provided in Sections 1 and 2 hereof is available, in respect of any threatened, pending or completed action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), the Company shall pay, in the first instance, the entire amount of any judgment or settlement of such action, suit or proceeding without requiring Indemnitee to contribute to such payment and the Company hereby waives and relinquishes any right of contribution it may have against Indemnitee. The Company shall not enter into any settlement of any action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding) unless such settlement provides for a full and final release of all claims asserted against Indemnitee.

(b)   Without diminishing or impairing the obligations of the Company set forth in the preceding subparagraph, if, for any reason, Indemnitee shall elect or be required to pay all or any portion of any judgment or settlement in any threatened, pending or completed action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), the Company shall contribute to the amount of Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred and paid or payable by Indemnitee in proportion to the

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relative benefits received by the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, from the transaction from which such action, suit or proceeding arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than Indemnitee who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, in connection with the events that resulted in such expenses, judgments, fines or settlement amounts, as well as any other equitable considerations which the Law may require to be considered. The relative fault of the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary and the degree to which their conduct is active or passive.

(c) The Company hereby agrees to fully indemnify and hold Indemnitee harmless from any claims of contribution which may be brought by officers, directors or employees of the Company, other than Indemnitee, who may be jointly liable with Indemnitee.

(d) To the fullest extent permissible under applicable law and without diminishing or impairing the obligations of the Company set forth in the preceding subparagraphs of this Section 3, if the indemnification provided for in this Agreement is unavailable to Indemnitee for any reason whatsoever, the Company, in lieu of indemnifying Indemnitee, shall contribute to the amount incurred by Indemnitee, whether for judgments, fines, penalties, excise taxes, amounts paid or to be paid in settlement and/or for Expenses, in connection with any claim relating to an indemnifiable event under this Agreement, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such Proceeding in order to reflect (i) the relative benefits received by the Company and Indemnitee as a result of the event(s) and/or transaction(s) giving cause to such Proceeding; and/or (ii) the relative fault of the Company (and its directors, officers, employees and agents) and Indemnitee in connection with such event(s) and/or transaction(s).

4.	**Indemnification for Expenses of a Witness**. Notwithstanding any other provision of this Agreement, to the extent that Indemnitee is, by reason of his Corporate Status, a witness, or is made (or asked to) respond to discovery requests, in any Proceeding to which Indemnitee is not a party, he shall be indemnified against all Expenses actually and reasonably incurred by his or on his behalf in connection therewith.

5.	**Advancement of Expenses**. Notwithstanding any other provision of this Agreement, the Company shall advance all Expenses incurred by or on behalf of Indemnitee in connection with any Proceeding by reason of Indemnitee's Corporate Status within thirty (30) days after the receipt by the Company of a statement or statements from Indemnitee

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requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by Indemnitee and shall include or be preceded or accompanied by a written undertaking by or on behalf of Indemnitee to repay any Expenses advanced if it shall ultimately be determined that Indemnitee is not entitled to be indemnified against such Expenses. Any advances and undertakings to repay pursuant to this <u>Section 5</u> shall be unsecured and interest free and not conditioned on Indemnitee's ability to repay such advances.

6. **<u>Procedures and Presumptions for Determination of Entitlement to Indemnification</u>**. It is the intent of this Agreement to secure for Indemnitee rights of indemnity that are as favorable as may be permitted under the DGCL and public policy of the State of Delaware. Accordingly, the parties agree that the following procedures and presumptions shall apply in the event of any question as to whether Indemnitee is entitled to indemnification under this Agreement:

(a)   To obtain indemnification under this Agreement, Indemnitee shall submit to the Company a written request, including therein or therewith such documentation and information as is reasonably available to Indemnitee and is reasonably necessary to determine whether and to what extent Indemnitee is entitled to indemnification. The Secretary of the Company shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that Indemnitee has requested indemnification. Notwithstanding the foregoing, any failure of Indemnitee to provide such a request to the Company, or to provide such a request in a timely fashion, shall not relieve the Company of any liability that it may have to Indemnitee unless, and to the extent that, such failure actually and materially prejudices the interests of the Company.

(b)   Upon written request by Indemnitee for indemnification pursuant to the first sentence of <u>Section 6(a)</u> hereof, a determination with respect to Indemnitee's entitlement thereto shall be made in the specific case by one of the following four methods, which shall be at the election of the Board: (1) by a majority vote of the Disinterested Directors (as hereinafter defined), even though less than a quorum, (2) by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum, (3) if there are no Disinterested Directors or if the Disinterested Directors so direct, by Independent Counsel (as hereinafter defined) in a written opinion to the Board, a copy of which shall be delivered to the Indemnitee, or (4) if so directed by the Board, by the stockholders of the Company. Notwithstanding the foregoing, at the written request of Indemnitee following a Change in Control (as hereinafter defined), the determination shall be made by Independent Counsel in a written opinion.

(c)   If the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to <u>Section 6(b)</u> hereof, the Independent Counsel shall be selected as provided in this <u>Section 6(c)</u>. The Independent Counsel shall be selected by the Board, <u>provided</u> that Independent Counsel will be selected by Indemnitee following a Change in Control. Indemnitee (or the Company, after a Change in Control) may, within 10 days after such written notice of selection shall have been given, deliver to the Company (or the Indemnitee, following a Change in Control) a written objection to such selection;

provided, <u>however</u>, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of "**Independent Counsel**" as defined in <u>Section 13</u> of this Agreement, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If a written objection is made and substantiated, the Independent Counsel selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. If, within 20 days after submission by Indemnitee of a written request for indemnification pursuant to <u>Section 6(a)</u> hereof, no Independent Counsel shall have been selected and not objected to, either the Company or Indemnitee may petition the Court of Chancery of the State of Delaware or other court of competent jurisdiction for resolution of any objection which shall have been made by the Indemnitee to the Company's selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under <u>Section 6(b)</u> hereof. The Company shall pay any and all reasonable fees and expenses of Independent Counsel incurred by such Independent Counsel in connection with acting pursuant to <u>Section 6(b)</u> hereof, and the Company shall pay all reasonable fees and expenses incident to the procedures of this <u>Section 6(c)</u>, regardless of the manner in which such Independent Counsel was selected or appointed.

(d)   In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion by clear and convincing evidence. Neither the failure of the Company (including by its directors or Independent Counsel) to have made a determination prior to the commencement of any action pursuant to this Agreement that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Company (including by its directors or Independent Counsel) that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct.

(e)   Indemnitee shall be deemed to have acted in good faith if Indemnitee's action is based on the records or books of account of the Enterprise (as hereinafter defined), including financial statements, or on information supplied to Indemnitee by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or on information or records given or reports made to the Enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Enterprise. In addition, the knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Enterprise shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement. Whether or not the foregoing provisions of this <u>Section 6(e)</u> are satisfied, it shall in any event be presumed that Indemnitee has at all times acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. Anyone

seeking to overcome this presumption shall have the burden of proof and the burden of persuasion by clear and convincing evidence.

(f) If the person, persons or entity empowered or selected under Section 6 to determine whether Indemnitee is entitled to indemnification shall not have made a determination within sixty (60) days after receipt by the Company of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be entitled to such indemnification absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law; provided, however, that such 60-day period may be extended for a reasonable time, not to exceed an additional thirty (30) days, if the person, persons or entity making such determination with respect to entitlement to indemnification in good faith requires such additional time to obtain or evaluate documentation and/or information relating thereto; and provided, further, that the foregoing provisions of this Section 6(g) shall not apply if the determination of entitlement to indemnification is to be made by the stockholders pursuant to Section 6(b) of this Agreement and if (A) within fifteen (15) days after receipt by the Company of the request for such determination, the Board or the Disinterested Directors, if appropriate, resolve to submit such determination to the stockholders for their consideration at an annual meeting thereof to be held within seventy-five (75) days after such receipt and such determination is made thereat, or (B) a special meeting of stockholders is called within fifteen (15) days after such receipt for the purpose of making such determination, such meeting is held for such purpose within sixty (60) days after having been so called and such determination is made thereat.

(g) Indemnitee shall cooperate with the person, persons or entity making such determination with respect to Indemnitee's entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. Any Independent Counsel, member of the Board or stockholder of the Company shall act reasonably and in good faith in making a determination regarding the Indemnitee's entitlement to indemnification under this Agreement. Any costs or expenses (including attorneys' fees and disbursements) incurred by Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Company (irrespective of the determination as to Indemnitee's entitlement to indemnification) and the Company hereby indemnifies and agrees to hold Indemnitee harmless therefrom.

(h) The Company acknowledges that a settlement or other disposition short of final judgment may be successful if it permits a party to avoid expense, delay, distraction, disruption and uncertainty. In the event that any action, claim or proceeding to which Indemnitee is a party is resolved in any manner other than by adverse judgment against Indemnitee (including, without limitation, settlement of such action, claim or proceeding with or without payment of money or other consideration) it shall be presumed that Indemnitee has been successful on the merits or otherwise in such action, suit or

proceeding. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion by clear and convincing evidence.

(i)   The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful.

7.   **Remedies of Indemnitee**.

(a)   In the event that (i) a determination is made pursuant to Section 6 of this Agreement that Indemnitee is not entitled to indemnification under this Agreement, (ii) advancement of Expenses is not timely made pursuant to Section 5 of this Agreement, (iii) no determination of entitlement to indemnification is made pursuant to Section 6(b) of this Agreement within 90 days after receipt by the Company of the request for indemnification, (iv) payment of indemnification is not made pursuant to this Agreement within ten (10) days after receipt by the Company of a written request therefor or (v) payment of indemnification is not made within ten (10) days after a determination has been made that Indemnitee is entitled to indemnification or such determination is deemed to have been made pursuant to Section 6 of this Agreement, Indemnitee shall be entitled to an adjudication in an appropriate court of the State of Delaware, or in any other court of competent jurisdiction, of Indemnitee's entitlement to such indemnification. Indemnitee shall commence such proceeding seeking an adjudication within 180 days following the date on which Indemnitee first has the right to commence such proceeding pursuant to this Section 7(a). The Company shall not oppose Indemnitee's right to seek any such adjudication.

(b)   In the event that a determination shall have been made pursuant to Section 6(b) of this Agreement that Indemnitee is not entitled to indemnification, any judicial proceeding commenced pursuant to this Section 7 shall be conducted in all respects as a de novo trial on the merits, and Indemnitee shall not be prejudiced by reason of the adverse determination under Section 6(b).

(c)   If a determination shall have been made pursuant to Section 6(b) of this Agreement that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding commenced pursuant to this Section 7, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's misstatement not materially misleading in connection with the application for indemnification, or (ii) a prohibition of such indemnification under applicable law.

(d)   In the event that Indemnitee, pursuant to this Section 7, seeks a judicial adjudication of his rights under, or to recover damages for breach of, this Agreement, or to recover under any directors' and officers' liability insurance policies maintained by the

Company, the Company shall pay on Indemnitee's behalf, in advance, any and all expenses (of the types described in the definition of Expenses in <u>Section 13</u> of this Agreement) actually and reasonably incurred by his in such judicial adjudication, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advancement of expenses or insurance recovery. The Company irrevocably authorizes the Indemnitee from time to time to retain counsel of Indemnitee's choice, at the expense of the Company to the extent provided hereunder or under applicable law, to advise and represent Indemnitee in connection with any such judicial adjudication or recovery, including without limitation the initiation or defense of any litigation or other legal action, whether by or against the Company or any director, officer, stockholder or other person affiliated with the Company. Notwithstanding any existing or prior attorney-client relationship between the Company and such counsel, the Company irrevocably consents to Indemnitee's entering into an attorney-client relationship with such counsel, and in that connection the Company and Indemnitee agree that a confidential relationship shall exist between Indemnitee and such counsel.

(e) The Company shall be precluded from asserting in any judicial proceeding commenced pursuant to this <u>Section 7</u> that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court that the Company is bound by all the provisions of this Agreement.

(f) Notwithstanding anything in this Agreement to the contrary, no determination as to entitlement to indemnification under this Agreement shall be required to be made prior to the final disposition of the Proceeding.

8. <u>**Non-Exclusivity; Survival of Rights; Insurance; Subrogation**</u>.

(a) The rights of indemnification as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, the Certificate of Incorporation, the By-laws, any agreement, a vote of stockholders, a resolution of directors or otherwise, of the Company. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee in his Corporate Status prior to such amendment, alteration or repeal. To the extent that a change in the DGCL, whether by statute or judicial decision, permits greater indemnification than would be afforded currently under the Certificate of Incorporation, By-laws and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

(b) To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees, or agents or fiduciaries of the Company or of any other corporation, partnership, joint venture, trust, employee benefit

plan or other enterprise that such person serves at the request of the Company, Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any director, officer, employee, agent or fiduciary under such policy or policies. If, at the time of the receipt of a notice of a claim pursuant to the terms hereof, the Company has director and officer liability insurance in effect, the Company shall give prompt notice of the commencement of such proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of such policies.

(c)   In the event of any payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

(d)   The Company shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.

(e)   The Company's obligation to indemnify or advance Expenses hereunder to Indemnitee who is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount Indemnitee has actually received as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

9.   **Exception to Right of Indemnification**. Notwithstanding any provision in this Agreement, the Company shall not be obligated under this Agreement to make any indemnity in connection with any claim made against Indemnitee:

(a)   for an accounting of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of state statutory law or common law; or

(b)   in connection with any Proceeding (or any part of any Proceeding) initiated by Indemnitee, including any Proceeding (or any part of any Proceeding) initiated by Indemnitee against the Company or its directors, officers, employees or other indemnitees, unless (i) the Board authorized the Proceeding (or any part of any Proceeding) prior to its initiation, (ii) the Proceeding is initiated by Indemnitee pursuant to Indemnitee's rights under Section 7 of this Agreement, or (iii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law.

10. **Duration of Agreement**. All agreements and obligations of the Company contained herein shall continue during the period that ends ten years after the Indemnitee ceases to serve as an officer or director of the Company (or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) and shall continue thereafter so long as Indemnitee shall be subject to any Proceeding (or any proceeding commenced under Section 7 hereof) by reason of his Corporate Status, whether or not he is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), assigns, spouses, heirs, executors and personal and legal representatives.

11. **Security**. To the extent requested by Indemnitee and approved by the Board, the Company may at any time and from time to time provide security to Indemnitee for the Company's obligations hereunder through an irrevocable bank line of credit, funded trust or other collateral. Any such security, once provided to Indemnitee, may not be revoked or released without the prior written consent of the Indemnitee.

12. **Enforcement**.

(a) The Company expressly confirms and agrees that it has entered into this Agreement and assumes the obligations imposed on it hereby in order to induce Indemnitee to serve as an officer or director of the Company, and the Company acknowledges that Indemnitee is relying upon this Agreement in serving as an officer or director of the Company.

(b) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof.

13. **Definitions**. For purposes of this Agreement:

(a) "**Change in Control**" shall mean the occurrence of any of the following:

(i) Both (A) any "person" (as defined below) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least twenty percent (20%) of the total voting power represented by the Company's then outstanding voting securities; and (B) the beneficial ownership by such person of securities representing such percentage has not been approved by a majority of the "continuing directors" (as defined below);

11

(ii)   Any "person" is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least fifty percent (50%) of the total voting power represented by the Company's then outstanding voting securities;

(iii)   A change in the composition of the Board occurs, as a result of which fewer than two-thirds (2/3) of the incumbent directors are directors who either (A) had been directors of the Company on the "look-back date" (as defined below) (the "**Original Directors**") or (B) were elected, or nominated for election, to the Board with the affirmative votes of at least a majority in the aggregate of the Original Directors who were still in office at the time of the election or nomination and directors whose election or nomination was previously so approved (the "continuing directors");

(iv)   The stockholders of the Company approve a merger or consolidation of the Company with any other corporation, if such merger or consolidation would result in the voting securities of the Company outstanding immediately prior thereto representing (either by remaining outstanding or by being converted into voting securities of the surviving entity) fifty percent (50%) or less of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation; or

(v)   The stockholders of the Company approve (A) a plan of complete liquidation of the Company or (B) an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

For purposes of Subsection (i) above, the term "person" shall have the same meaning as when used in Sections 13(d) and 14(d) of the Exchange Act, but shall exclude (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of a parent or subsidiary of the Company or (y) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the common stock of the Company.

For purposes of Subsection (iii) above, the term "look-back date" shall mean the later of (x) the Effective Date and (y) the date 24 months prior to the date of the event that may constitute a "Change in Control."

(b)   "**Corporate Status**" describes the status of a person who is or was a director, officer, employee, agent or fiduciary of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person is or was serving at the express written request of the Company.

(c)   "**Disinterested Director**" means a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

(d)   "**Enterprise**" shall mean the Company and any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that Indemnitee

is or was serving at the express written request of the Company as a director, officer, employee, agent or fiduciary.

        (e)   "**Expenses**" shall include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, participating, or being or preparing to be a witness in a Proceeding, or responding to, or objecting to, a request to provide discovery in any Proceeding. Expenses also shall include Expenses incurred in connection with any appeal resulting from any Proceeding and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement, including without limitation the premium, security for, and other costs relating to any cost bond, supersede as bond, or other appeal bond or its equivalent. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

        (f)   "**Independent Counsel**" means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent: (i) the Company or Indemnitee in any matter material to either such party (other than with respect to matters concerning Indemnitee under this Agreement, or of other indemnitees under similar indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all Expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

        (g)   "**Proceeding**" includes any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought by or in the right of the Company or otherwise and whether civil, criminal, administrative or investigative, in which Indemnitee was, is or will be involved as a party or otherwise, by reason of the fact that Indemnitee is or was an officer or director of the Company, by reason of any action taken by his or of any inaction on his part while acting as an officer or director of the Company, or by reason of the fact that he is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other Enterprise; in each case whether or not he is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement; including one pending on or before the date of this Agreement, but excluding one initiated by an Indemnitee pursuant to Section 7 of this Agreement to enforce his rights under this Agreement.

14. **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. Without limiting the generality of the foregoing, this Agreement is intended to confer upon Indemnitee indemnification rights to the fullest extent permitted by applicable laws. In the event any provision hereof conflicts with any applicable law, such provision shall be deemed modified, consistent with the aforementioned intent, to the extent necessary to resolve such conflict.

15. **Modification and Waiver**. No supplement, modification, termination or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

16. **Notice By Indemnitee**. Indemnitee agrees promptly to notify the Company in writing upon being served with or otherwise receiving any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification covered hereunder. The failure to so notify the Company shall not relieve the Company of any obligation which it may have to Indemnitee under this Agreement or otherwise unless and only to the extent that such failure or delay materially prejudices the Company.

17. **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent:

    (a)   To Indemnitee at the address set forth below Indemnitee signature hereto.

    (b)   To the Company at:

              1514 Royce Dr.

              Locust Grove, GA 30248

              Attention: Chief Executive Officer

or to such other address as may have been furnished to Indemnitee by the Company or to the Company by Indemnitee, as the case may be.

18. **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement. This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.   **Headings**.   The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

20.   **Governing Law and Consent to Jurisdiction**.   This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules. The Company and Indemnitee hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Chancery Court of the State of Delaware (the "**Delaware Court**"), and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) appoint, to the extent such party is not otherwise subject to service of process in the State of Delaware, irrevocably the Secretary of the Company, or such other party as the parties to this Agreement shall mutually agree, as its agent in the State of Delaware as such party's agent for acceptance of legal process in connection with any such action or proceeding against such party with the same legal force and validity as if served upon such party personally within the State of Delaware, (iv) waive any objection to the laying of venue of any such action or proceeding in the Delaware Court, and (v) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Delaware Court has been brought in an improper or inconvenient forum.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on and as of the day and year first written above.

COMPANY:
Esgro Inc., a Delaware corporation

DocuSigned by:
Caleb Gilbert
By: A0CAE512B19648F...
Name: Caleb Gilbert
Title: Chief Executive Officer

Address: 1514 Royce Dr.
Locust Grove, GA 30248

INDEMNITEE

DocuSigned by:
Themiya Chandraratna
8A36F33CD6FA4BD...
Name: Themiya Chandraratna

Address: 235 Kaolin Ct Alpharetta GA 30022

SUBSCRIPTION AGREEMENT

THE UNDERSIGNED hereby subscribes, upon the terms and conditions herein outlined, for the number of shares of Common Stock set forth below, $0.0001 per share (the "Shares"), of Esgro Inc., a Delaware corporation (the "Corporation"). The undersigned agrees to physical and intellectual property assets with an aggregate value of the purchase price set forth below upon acceptance of this subscription agreement by the Corporation and the issuance to the undersigned of a stock certificate or certificates representing the number of Shares for which subscription is hereby made.

The undersigned hereby covenants, represents and warrants to the Corporation as follows, and acknowledges that each such covenant, representation and warranty is material to and intended to be relied upon by the Corporation:

1.   The undersigned is acquiring the Shares solely for the undersigned's own account for investment purposes and not with a view or interest of participating, directly or indirectly, in the resale or distribution of all or any part thereof.

2.   The undersigned acknowledges that all Shares acquired by the undersigned are to be issued and sold to the undersigned without registration and in reliance upon certain exemptions under the Federal Securities Act of 1933, as amended (the "Act"), and in reliance upon certain exemptions from registration requirements under applicable state securities laws.

3.   The undersigned will make no transfer or assignment of any of the Shares except in compliance with any contractual agreements with the Corporation, the Act and any other applicable securities laws.

4.   The undersigned consents, agrees and acknowledges that the certificate or certificates representing the Shares will be inscribed with the following legend, or another legend to the same effect and agrees to the restrictions set forth therein:

> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION, IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, NOR WILL AN ASSIGNEE OR ENDORSEE HEREOF BE RECOGNIZED AS AN OWNER OF THE SHARES BY THE ISSUER UNLESS: (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO THE SHARES AND THE TRANSFER SHALL THEN BE IN EFFECT; OR (II) IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, THE SHARES ARE TRANSFERRED IN A TRANSACTION WHICH IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS.

5.   The undersigned is aware that no federal or state agency has made any recommendation or endorsement of the Shares or any finding or determination as to the fairness of the investment in such Shares.

6.   The undersigned acknowledges that no public or secondary market exists or may ever exist for the Shares and, accordingly, the undersigned may not be able to readily liquidate the undersigned's investment in the Shares.

7.   Neither the Corporation nor any person acting on its behalf has offered the Shares to the undersigned by means of general or public solicitation or general or public advertising, such as by newspaper or magazine advertisements, by broadcast media, or at any seminar or meeting whose attendees were solicited by such means.

8.   The undersigned hereby acknowledges that the Corporation has made available to the undersigned the opportunity to ask questions and to receive answers, and to obtain information necessary to evaluate the merits and risks of this investment.

9.   The undersigned is an "accredited investor" as such term is defined in Rule 501 under the Act. The undersigned hereby acknowledges that the Shares are a speculative investment and are subject to significant dilution upon future financing and other events in the future. The undersigned represents that the undersigned can bear the economic risks of such an investment for an indefinite period of time.

10.   The undersigned hereby acknowledges and represents that no commission or other remuneration has been paid or given directly or indirectly in connection with the offer or sale of the Shares to the undersigned.

11.   The undersigned has full legal capacity, power and authority to execute and deliver, and to perform the undersigned's obligations under, this agreement and such execution, delivery and performance will not violate any agreement, contract, law, rule, decree or other legal restriction by which the undersigned is bound.

Name and Address of Subscriber	Number of Shares	Aggregate Purchase Price
Themiya Chandraratna Address 235 Kaolin Ct Address Alpharetta GA 30022	2,100,000	$210 (Value of Intellectual Property, and related physical assets.)

[Signatures on following page]

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IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this 25 day of May, 2019.

SUBSCRIBER:

DocuSigned by:

By: Themiya Chandraratna

8A36F33CD6FA4BD...

Name: Themiya Chandraratna

Accepted by Esgro Inc.,
a Delaware corporation
as of 5/23/2019 ______, 2019:

DocuSigned by:

By: Caleb Gilbert

A0CAE512B19648F...

Name: Caleb Gilbert
Title: Chief Executive Officer

[Signature Page to Subscription Agreement]

**STOCK RESTRICTION AGREEMENT**

This **STOCK RESTRICTION AGREEMENT** (the "**Agreement**") is made as of the ___ day of ⎯⎯ 5/25/2019 ⎯⎯, 2019 (the "**Effective Date**"), by and between **Esgro Inc.,** a Delaware corporation (the "**Company**"), and **Themiya Chandraratna (**the "**Stockholder**").

     A.   The Stockholder is an employee of the Company.

     B.   The Stockholder is the holder of 2,100,000 shares (the "**Stock**") of the Company's Common Stock, which Stock is represented by a stock certificate (the "**Certificate**").

     C.   The founding Stockholders have mutually agreed to execute and deliver this Agreement and the parties hereto are willing to execute this Agreement and be bound by the provisions hereof.

     NOW, THEREFORE, in consideration of the foregoing, the agreements set forth below, and the parties' desire to provide for continuity of ownership of the Company to further the interests of the Company and its present and future Stockholders, the parties hereby agree with each other as follows:

1.   **REPURCHASE OPTION**

     (a)   In the event the Stockholder's Service (as defined below) with the Company is terminated by the Company or the Stockholder, then the Company shall have an irrevocable option (the "**Repurchase Option**"), for a period of three hundred and sixty (360) days after the date of such termination, or such longer period as may be agreed to by the Company and the Stockholder, to repurchase from Stockholder or Stockholder's personal representative, as the case may be, up to but not exceeding the number of shares of Stock that have not vested in accordance with the provisions of Section 1(c) below as of such termination date at the Option Price (as defined below).

     (b)   The "**Option Price**" shall be the per share price that is the lower of (x) the original purchase price per share paid by Stockholder for such Stock, which the parties agree shall be $0.06667 per share and (y) the Fair Market Value (as defined below) per share of such Stock as of the date of such repurchase.

     (c)   One hundred percent (100.0%) of the Stock (or 2,100,000 shares of Stock) will be deemed unvested as of the date of this Agreement (subject to any adjustment pursuant to Section 3 below) and subject to the Repurchase Option. Three percent (3.0%) of the unvested shares of Stock (or 63,000 shares of Stock) will vest and be released from the Repurchase Option as of the completion of Milestone 1, as defined herein. Subsequently, three percent (3.0%) of the unvested shares of Stock (or 63,000 shares of Stock) will vest and be released from the Repurchase Option as of the completion of Milestone 2, as defined herein. Subsequently, a number of unvested shares representing one and one-half percent (1.5%) of the total shares of Stock subscribed (or 31,500 shares of Stock) will vest and be released from the Repurchase Option as of the completion of Milestone 3, as defined

herein. The remaining1,942,500 shares of unvested Stock thereafter will vest and be released from the Repurchase Option in equal monthly installments over a thirty-six (36) month period beginning on the successful complete of Milestone 2 (or 53,958 shares of Stock per month, with an additional twelve (12) shares vesting and being released from the Repurchase Option on the final month) (subject to any adjustment pursuant to Section 3 below), measured from the first anniversary of the Effective Date, until all the Stock is vested and released from the Repurchase Option (provided in each case that Stockholder continues providing Services to the Company (or a parent or wholly-owned subsidiary of the Company) through the date of such release, and further subject to the provisions of Section 1(d) below).

(d) In the event of a Corporate Transaction (as defined below), then the Repurchase Option shall lapse and no (vested or unvested) shares of Stock shall be subject to repurchase by the Company pursuant to this Agreement.

(e) For purposes of the Repurchase Option:

(i) "**Corporate Transaction**" shall mean (A) a sale, lease or other disposition of all or substantially all of the assets or intellectual property of the Company or the granting of one or more exclusive licenses which individually or in the aggregate cover all or substantially all of the intellectual property of the Company, (B) any consolidation, stock exchange or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly-owned subsidiary, its parent) immediately after such consolidation, merger or reorganization, or (C) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred; provided that a Corporate Transaction shall not include (X) any consolidation or merger effected exclusively to change the domicile of the Company, (Y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof, or (Z) any transfer of such voting power or equity ownership without consideration from a stockholder of a Company to such stockholder's affiliates, stockholders, members or family members such that the total amount of equity ownership or voting power held by such stockholder and its affiliates, stockholders, members or family members shall in the aggregate be the same before and after the transaction.

(ii) "**Fair Market Value**" shall mean the value of the Stock (or other securities or property, as the case may be) as determined in good faith by the Board (with the Stockholder abstaining from such vote, to the extent the Stockholder is a member of the Board).

(iii) "**Milestone 1**" shall mean Minimum Viable Product(MVP) has been created and both Caleb Gilbert and Payton Jonson signs off on it

(iv) **"Milestone 2"** shall mean the mobile application Esgro has launched on both iOS Apple Store and Google Play Store; both Caleb Gilbert and Payton Jonson has signed off on it

(v) **"Milestone 3"** shall mean version one update of the mobile application Esgro has been uploaded to the iOS Apple Store and Google Play Store; both Caleb Gilbert and Payton Jonson has signed off on it

(vi) "**Service**" shall mean an employment or consultant relationship with the Company or its affiliates.

(f) Stockholder hereby acknowledges that the Company has no obligation, either now or in the future, to repurchase any of the shares of Common Stock, whether vested or unvested, at any time. Further, Stockholder acknowledges and understands that, the Company may repurchase the Stock for less than its Fair Market Value at the time of such repurchase pursuant to the terms of this agreement.

2. **EXERCISE OF REPURCHASE OPTION.** The Repurchase Option shall be exercised by written notice (the "**Notice**") signed by an officer of the Company or by any assignee or assignees of the Company and delivered or mailed as provided in Section 14(a). The Notice shall identify the number of shares of Stock to be purchased and shall notify Stockholder of the time, place and date for settlement of such purchase, which shall be scheduled by the Company within the term of the Repurchase Option set forth in Section 1(a) above. The Company shall be entitled to pay for any shares of Stock purchased pursuant to its Repurchase Option at the Company's option in cash or by check made payable to Stockholder, by offset against any documented indebtedness owing to the Company by Stockholder, or by a combination of the foregoing. Upon delivery of the Notice and payment of the purchase price in any of the ways described above (i) the Stockholder shall assign and transfer to the Company all of the shares of Stock subject to the Repurchase Option and shall surrender the Certificate to the Company for cancellation and reissuance in the amount equal to the number of shares of Stock not repurchased by the Company hereunder and (ii) the Company shall become the legal and beneficial owner of the Stock being repurchased and all rights and interest therein or related thereto, and the Company shall have the right to transfer to its own name the Stock being repurchased by the Company, without further action by Stockholder.

3. **ADJUSTMENTS TO STOCK.** If, from time to time, during the term of the Repurchase Option there is any change affecting the Company's outstanding Common Stock as a class that is effected without the receipt of consideration by the Company (through merger, consolidation, reorganization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, change in corporation structure or other transaction not involving the receipt of consideration by the Company), then any and all new, substituted or additional securities or other property to which Stockholder is entitled by reason of Stockholder's ownership of Stock shall be immediately subject to the Repurchase Option and be included in the word "Stock" for all purposes of the Repurchase Option with the same force and effect as the shares of the Stock presently subject to the Repurchase Option, but only to the extent the Stock is, at the time, covered

3

by such Repurchase Option. While the total (applicable) Option Price shall remain the same after each such event, the (applicable) Option Price per share of Stock upon exercise of the Repurchase Option shall be appropriately adjusted.

4. **CORPORATE TRANSACTION.** In the event of a Corporate Transaction then the Repurchase Option may be assigned by the Company to any successor of the Company (or the successor's parent) in connection with such Corporate Transaction. To the extent that the Repurchase Option remains in effect following such a Corporate Transaction, it shall apply to the new capital stock or other property received in exchange for the Stock in consummation of the Corporate Transaction, but only to the extent the Stock is at the time covered by such right. Appropriate adjustments shall be made to the Option Price per share payable upon exercise of the Repurchase Option to reflect the effect of the Corporate Transaction upon the Company's capital structure; provided, however, that the aggregate Option Price shall remain the same.

5. **TERMINATION OF REPURCHASE OPTION.** Sections 1, 2, 3 and 4 of this Agreement shall terminate upon the exercise in full or expiration of the Repurchase Option, whichever occurs first.

6. **PARACHUTE PAYMENTS.**

(a) If the Company determines that any payment or benefit Stockholder would receive pursuant to a Corporate Transaction from the Company or otherwise ("**Payment**") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "**Code**"), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "**Excise Tax**"), then such Payment shall be adjusted to the Reduced Amount. The "**Reduced Amount**" shall be either the greater of (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Stockholder's receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting "parachute payments" is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order unless Stockholder elects in writing a different order (*provided, however,* that such election shall be subject to Company approval if made on or after the date on which the event that triggers the Payment occurs): reduction of cash payments; cancellation of accelerated vesting of stock awards; reduction of employee benefits. In the event that acceleration of vesting of stock award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of Stockholder's stock awards unless Stockholder elects in writing a different order for cancellation. At the request of the Stockholder, the Company will submit the Payment to a Stockholder vote in accordance with the provisions of Section 280G of the Code.

(b) The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Corporate Transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Corporate Transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

(c) The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Stockholder within fifteen (15) calendar days after the date on which Stockholder's right to a Payment is triggered (if requested at that time by the Company or Stockholder) or such other time as requested by the Company or Stockholder.

7. **RIGHTS OF STOCKHOLDER.** Subject to the provisions of Sections 8, 11 and 13 herein, Stockholder shall exercise all rights and privileges of a Stockholder of the Company with respect to the Stock. Stockholder shall be deemed to be the holder for purposes of receiving any dividends that may be paid with respect to such shares of Stock and for the purpose of exercising any voting rights relating to such shares of Stock, even if some or all of such shares of Stock have not yet vested and been released from the Repurchase Option.

8. **LIMITATIONS ON TRANSFER.** In addition to any other limitation on transfer created by any other agreement or applicable securities laws, Stockholder shall not assign, hypothecate, donate, encumber or otherwise dispose of any interest in the portion of Stock that is subject to the Repurchase Option, except as expressly permitted herein. After any Stock has been released from the Repurchase Option, Stockholder shall not assign, hypothecate, donate, encumber or otherwise dispose of any interest in the Stock except in compliance with applicable securities laws and any other agreements affecting such Stock. Any attempted transfer in violation of this provision shall be void and of no legal force and, at the Company's discretion, shall result in forfeiture of the Stock. **Stockholder hereby further acknowledges that Stockholder may be required to hold the Common Stock purchased hereunder indefinitely under applicable law. During the period of time during which the Stockholder holds the Common Stock, the value of the Common Stock may increase or decrease, and any risk associated with such Common Stock and such fluctuation in value shall be borne by the Stockholder.**

9. **RESTRICTIVE LEGENDS.** All certificates representing the Stock shall have endorsed thereon legends in substantially the following forms (in addition to any other legend which may be required by other agreements between the parties hereto):

(a) "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A REPURCHASE RIGHT SET FORTH IN A STOCK RESTRICTION AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER, OR SUCH HOLDER'S PREDECESSOR IN INTEREST, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. ANY TRANSFER OR ATTEMPTED TRANSFER OF ANY SHARES SUBJECT TO SUCH REPURCHASE RIGHT WHICH IS NOT IN ACCORDANCE WITH SUCH AGREEMENT IS VOID."

(b) "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION, IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, NOR WILL AN ASSIGNEE OR ENDORSEE HEREOF BE RECOGNIZED AS AN OWNER OF THE SHARES BY THE ISSUER UNLESS: (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE SECURITIES LAWS WITH RESPECT TO THE SHARES AND THE TRANSFER SHALL THEN BE IN EFFECT; OR (II) IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, THE SHARES ARE TRANSFERRED IN A TRANSACTION WHICH IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS."

(c) Any legend required by applicable state securities laws.

10. **SECTION 83(b) ELECTION.** Stockholder understands that Section 83(a) of the Code, taxes as ordinary income the difference between the amount paid for the Stock and the fair market value of the Stock as of the date any restrictions on the Stock lapse. In this context, "restriction" may include the right of the Company to buy back the Stock pursuant to the Repurchase Option set forth in Section 1 above. If Section 83 does apply, Stockholder understands that Stockholder may elect to be taxed at the time the Stock is purchased, (e.g., when the vesting restrictions are imposed) rather than when and as the Repurchase Option expires, by filing an election under Section 83(b) (an "**83(b) Election**") of the Code with the Internal Revenue Service within thirty (30) days from the date of purchase. Even if the fair market value of the Stock at the time of the execution of this Agreement equals the amount paid for the Stock, the 83(b) Election may be required to avoid income under Section 83(a) in the future. Stockholder understands that failure to file such an 83(b) Election in a timely manner may result in adverse tax consequences for Stockholder. Stockholder further understands that an additional copy of such 83(b) Election is required to be filed with his or her federal income tax return for the calendar year in which the date of this Agreement falls. **Stockholder further acknowledges and understands that it is Stockholder's sole obligation and responsibility to determine whether to file an 83(b) Election in these circumstances, and to timely file such 83(b) Election, and neither the Company nor the Company's legal or financial advisors shall have any obligation or responsibility with respect to such filing.** Stockholder acknowledges that the foregoing is only a summary of the effect of United States federal income taxation with respect to purchase of the Stock hereunder, and does not purport to be complete. Stockholder further acknowledges that the Company has directed Stockholder to seek independent advice regarding the applicable provisions of the Code, the income tax laws of any municipality, state or foreign country in which Stockholder may reside, and the tax consequences of Stockholder's death. Stockholder assumes all responsibility for filing an 83(b) Election and paying all taxes resulting from such election or the lapse of the restrictions on the Stock.

11. **REFUSAL TO TRANSFER.** The Company shall not be required (a) to transfer on its books any shares of Stock of the Company which shall have been transferred in violation of any

of the provisions set forth in this Agreement or (b) to treat as owner of such shares or to accord the right to vote as such owner or to pay dividends to any transferee to whom such shares shall have been so transferred.

12. **NO EMPLOYMENT RIGHTS.** This Agreement is not an employment contract and nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company (or a parent or subsidiary of the Company) to terminate Stockholder's employment or other Services for any reason at any time, with or without cause and with or without notice.

13. **ESCROW OF UNVESTED STOCK.** As security for Stockholder's faithful performance of the terms of this Agreement and to insure the availability for delivery of Stockholder's Stock upon exercise of the Repurchase Option herein provided for, Stockholder agrees, at the closing hereunder, to deliver to and deposit with the Secretary of the Company or the Secretary's designee ("**Escrow Agent**"), as Escrow Agent in this transaction, three (3) stock assignments duly endorsed (with date and number of shares blank) in the form attached hereto as **Exhibit A**, together with a certificate or certificates evidencing all of the Stock subject to the Repurchase Option; said documents are to be held by the Escrow Agent and delivered by said Escrow Agent pursuant to the Joint Escrow Instructions of the Company and Stockholder set forth in **Exhibit B** attached hereto and incorporated by this reference, which instructions shall also be delivered to the Escrow Agent at the closing hereunder. Stockholder hereby acknowledges that the Secretary of the Company, or the Secretary's designee, is so appointed as the Escrow Agent with the foregoing authorities as a material inducement to make this Agreement and that said appointment is coupled with an interest and is accordingly irrevocable. Stockholder agrees that Escrow Agent shall not be liable to any party hereof (or to any other party). Escrow Agent may rely upon any letter, notice or other document executed by any signature purported to be genuine and may resign at any time. Stockholder agrees that if the Secretary of the Company, or the Secretary's designee, resigns as Escrow Agent for any or no reason, the Board shall have the power to appoint a successor to serve as Escrow Agent pursuant to the terms of this Agreement. Stockholder agrees that if the Secretary of the Company resigns as Secretary, the successor Secretary shall serve as Escrow Agent pursuant to the terms of this Agreement

14. **MISCELLANEOUS.**

     (a)   Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile or electronic mail if sent during normal business hours of the recipient, and if not during normal business hours of the recipient, then on the next business day, (iii) five (5) calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the other party hereto at such party's address hereinafter set forth on the signature page hereof, or at such other address as such party may designate by ten (10) days advance written notice to the other party hereto.

(b) **Successors and Assigns.** This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer herein set forth, be binding upon Stockholder, Stockholder's successors, and assigns. The Repurchase Option of the Company hereunder shall be assignable by the Company at any time or from time to time, in whole or in part.

(c) **Attorneys' Fees; Specific Performance.** In the event that any suit or action is instituted under or in relation to this Agreement, including without limitation to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals. It is the intention of the parties that the Company, upon exercise of the Repurchase Option and payment of the (applicable) Option Price, pursuant to the terms of this Agreement, shall be entitled to receive the Stock, in specie, in order to have such Stock available for future issuance without dilution of the holdings of other stockholders. Furthermore, it is expressly agreed between the parties that money damages are inadequate to compensate the Company for the Stock and that the Company shall, upon proper exercise of the Repurchase Option, be entitled to specific enforcement of its rights to purchase and receive said Stock.

(d) **Governing Law; Venue.** This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia. The parties agree that any action brought by either party to interpret or enforce any provision of this Agreement shall be brought in, and each party agrees to, and does hereby, submit to the jurisdiction and venue of, the appropriate state or federal court for the district encompassing the Company's principal place of business. THE PARTIES TO THIS AGREEMENT HEREBY WAIVE THEIR RIGHT TO A TRIAL BY JURY WITH RESPECT TO DISPUTES ARISING UNDER THIS AGREEMENT AND THE RELATED AGREEMENTS AND CONSENT TO A BENCH TRIAL WITH THE APPROPRIATE JUDGE ACTING AS THE FINDER OF FACT.

(e) **Further Execution.** The parties agree to take all such further action(s) as may reasonably be necessary to carry out and consummate this Agreement as soon as practicable, and to take whatever steps may be necessary to obtain any governmental approval in connection with or otherwise qualify the issuance of the securities that are the subject of this Agreement.

(f) **Independent Counsel.** Stockholder acknowledges that this Agreement has been prepared on behalf of the Company by Nelson Mullins Riley & Scarborough LLP ("**Nelson Mullins**"), counsel to the Company and that Nelson Mullins does not represent, and is not acting on behalf of, Stockholder. Stockholder has been provided with an opportunity to consult with Stockholder's own counsel with respect to this Agreement.

(g) **Entire Agreement; Amendment.** This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral, with respect to the

8

subject matter hereof. This Agreement may not be amended, modified or revoked, in whole or in part, except by an agreement in writing signed by each of the parties hereto.

(h)   **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(i)   **Counterparts.** This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Stock Restriction Agreement as of the day and year first above written.

Esgro Inc.

DocuSigned by:

By: Caleb Gilbert

A0CAE512B19648F...

Name: **Caleb Gilbert**

Title: Chief Executive Officer

Address:

1514 Royce Dr.

Locust Grove, GA 30248

STOCKHOLDER:

DocuSigned by:

Themiya Chandraratna

8A36F33CD6FA4BD...

Name: **Themiya Chandraratna**

Address: 235 Kaolin Ct Alpharetta GA 30022

10

EXHIBIT A

ASSIGNMENT SEPARATE FROM CERTIFICATE

FOR VALUE RECEIVED and pursuant to that certain Stock Restriction Agreement between the undersigned (the "***Stockholder***") and **Esgro Inc.** (the "***Company***") dated May 23rd, 2019 (the "***Agreement***"), the Stockholder hereby sells, assigns and transfers unto the Company Esgro Inc (3,150,000) shares of the Common Stock of the Company, standing in the Stockholder's name on the books of the Company and represented by Certificate No. 3, and hereby irrevocably constitutes and appoints Payton Jonson to transfer said stock on the books of the Company with full power of substitution in the premises. THIS ASSIGNMENT MAY ONLY BE USED AS AUTHORIZED BY THE AGREEMENT AND THE EXHIBITS THERETO.

Dated: 5/25/2019

Signature:

DocuSigned by:
Themiya Chandraratna
8A36F33CD6FA4BD...

Name: **Themiya Chandraratna**

Instruction: Please do not fill in any blanks other than the signature line. The purpose of this assignment is to enable the Company to exercise its repurchase option set forth in the Agreement without requiring additional signatures on the part of the Stockholder.

EXHIBIT B

JOINT ESCROW INSTRUCTIONS

Secretary
ESGRO INC.
1514 Royce Dr.
Locust Grove, GA 30248

Ladies and Gentlemen:

As Escrow Agent for both **ESGRO INC.**, a Delaware corporation (the "***Corporation***") and **THEMIYA CHANDRARATNA** (the "***Stockholder***"), you are hereby authorized and directed to hold the documents delivered to you pursuant to the terms of that certain Stock Restriction Agreement dated as of May 23rd, 2019 ("***Agreement***"), to which a copy of these Joint Escrow Instructions is attached as Exhibit B, in accordance with the following instructions:

1. In the event Corporation or an assignee shall elect to exercise the Repurchase Option set forth in Section 1(a) of the Agreement (the "***Repurchase Option***"), the Corporation or its assignee will give to Stockholder and you a written notice specifying the number of shares of stock to be purchased, the purchase price, and the time for a closing thereunder at the principal office of the Corporation. Stockholder and the Corporation hereby irrevocably authorize and direct you to close the transaction contemplated by such notice in accordance with the terms of said notice.

2. At the closing, you are directed (a) to date the stock assignments necessary for the transfer in question, (b) to fill in the number of shares being transferred, and (c) to deliver the same, together with the certificate evidencing the shares of stock to be transferred, to the Corporation against the simultaneous delivery to you of the purchase price (which may include suitable acknowledgment of cancellation of indebtedness) for the number of shares of stock being purchased pursuant to the exercise of the Repurchase Option.

3. Stockholder irrevocably authorizes the Corporation to deposit with you any certificates evidencing shares of stock to be held by you hereunder and any additions and substitutions to said shares as specified in the Agreement. Stockholder does hereby irrevocably constitute and appoint you as his attorneyinfact and agent for the term of this escrow to execute with respect to such securities all documents necessary or appropriate to make such securities negotiable and complete any transaction herein contemplated, including but not limited to any appropriate filing with state or government officials or bank officials. Subject to the provisions of this paragraph 3, Stockholder shall exercise all rights and privileges of a Stockholder of the Corporation while the stock is held by you.

4. This escrow shall terminate upon the exercise in full or expiration of the Repurchase Option, whichever occurs first.

5. If at the time of termination of this escrow you should have in your possession any documents, securities, or other property belonging to Stockholder, you shall deliver all of the same to Stockholder and shall be discharged of all further obligations hereunder; provided, however, that if at the time of termination of this escrow you are advised by the Corporation that any property subject to this escrow is the subject of a pledge or other security agreement, you shall deliver all such property to the pledgeholder or other person designated by the Corporation.

6. Except as otherwise provided in these Joint Escrow Instructions, your duties hereunder may be altered, amended, modified or revoked only by a writing signed by all of the parties hereto.

7. You shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by you to be genuine and to have been signed or presented by the proper party or parties. You shall not be personally liable for any act you may do or omit to do hereunder as Escrow Agent or as attorneyinfact for Stockholder while acting in good faith and in the exercise of your own good judgment, and any act done or omitted by you pursuant to the advice of your own attorneys shall be conclusive evidence of such good faith.

8. You are hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or corporation, excepting only orders or process of courts of law, and are hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case you obey or comply with any such order, judgment or decree of any court, you shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

9. You shall not be liable in any respect on account of the identity, authorities or rights of the parties executing or delivering or purporting to execute or deliver the Agreement or any documents or papers deposited or called for hereunder.

10. You shall not be liable for the outlawing of any rights under any statute of limitations with respect to these Joint Escrow Instructions or any documents deposited with you.

11. Your responsibilities as Escrow Agent hereunder shall terminate if you shall cease to be Secretary of the Corporation or if you shall resign by written notice to each party. In the event of any such termination, the Corporation shall appoint any officer or assistant officer of the Corporation as successor Escrow Agent, and Stockholder hereby confirms the appointment of such successor as his attorney-in-fact and agent to the full extent of your appointment.

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12.   If you reasonably require other or further instruments in connection with these Joint Escrow Instructions or obligations in respect hereto, the necessary parties hereto shall join in furnishing such instruments.

13.   It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the securities held by you hereunder, you are authorized and directed to retain in your possession without liability to anyone all or any part of said securities until such dispute shall have been settled either by mutual written agreement of the parties concerned or by a final order, decree or judgment of a court of competent jurisdiction after the time for appeal has expired and no appeal has been perfected, but you shall be under no duty whatsoever to institute or defend any such proceedings.

14.   Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, including delivery by express courier, or three (3) days after deposit in the United States Post Office, by registered or certified mail with postage and fees prepaid, addressed to each of the other parties entitled to such notice at the following addresses, or at such other addresses as a party may designate by written notice to each of the other parties hereto.

Corporation:	**Esgro Inc.**
	1514 Royce Dr.
	Locust Grove, GA 30248
Stockholder:	**Themiya Chandraratna**
	ADDRESS 235 Kaolin Ct Alpharetta, GA 30022
Escrow Agent:	**Secretary of Esgro Inc.**
	1514 Royce Dr.
	Locust Grove, GA 30248

15.

15.   By signing these Joint Escrow Instructions, you become a party hereto only for the purpose of said Joint Escrow Instructions; you do not become a party to the Agreement.

16.   You shall be entitled to employ such legal counsel and other experts as you may deem necessary properly to advise you in connection with your obligations hereunder. You may rely upon the advice of such counsel, and you may pay such counsel reasonable

compensation therefor. The Corporation shall be responsible for all fees generated by such legal counsel in connection with your obligations hereunder.

17.   This instrument shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. It is understood and agreed that references to "***you***" and "***your***" herein refer to the original Escrow Agents. It is understood and agreed that the Corporation may at any time or from time to time assign its rights under the Agreement and these Joint Escrow Instructions.

18.   This Agreement shall be governed by and interpreted and determined in accordance with the laws of the State of Georgia, as such laws are applied by Georgia courts to contracts made and to be performed entirely in Georgia by residents of that state.*****

Very truly yours,

ESGRO INC.

DocuSigned by:

By: Caleb Gilbert

A0CAE512B19648F...

Name: **Caleb Gilbert**

Title: Chief Executive Officer

STOCKHOLDER

DocuSigned by:

Themiya Chandraratna

8A36F33CD6FA4BD...

Name: **Themiya Chandraratna**

ESCROW AGENT:

DocuSigned by:

Payton Jonson

1394108987ED4F1...

SECRETARY OF ESGRO INC.

INVENTION ASSIGNMENT AGREEMENT

THIS INVENTION ASSIGNMENT AGREEMENT (this "*Agreement*") is made and entered into as of _____ ___, 2019 by and between Themiya Chandraratna (the "*Assignor*"), and Esgro Inc., a Delaware corporation (the "*Company*"). The parties hereto agree as follows:

AGREEMENT

1.   Assignor hereby irrevocably assigns, sells, transfers and conveys to the Company all right, title and interest, on a worldwide basis, in and to the Works (as defined below) and all applicable intellectual property rights, on a worldwide basis, related thereto, including, without limitation, copyrights, trademarks, trade secrets, patents, patent applications, moral rights, contract and licensing rights (the "*Property*"). In consideration for such transfer of the Property, the Company shall pay to Assignor the amount of $20. Assignor hereby irrevocably: (a) acknowledges that neither Assignor nor any affiliate or related party retains any right, title, or interest in, or any right to use, the Property, and (b) agrees (for and on behalf of himself and any Assignor Affiliates) not to challenge the validity of the Company's ownership or use of the Property. For purposes of this Agreement, the "*Works*" shall mean all of Assignor's rights, title, and interest in and to any works held or developed by Assignor in connection with the business of the Company, including, without limitation, all right, title and interest in all proprietary rights therein, including, without limitation, patents, patent applications, patentable subject matter, domain names copyrights and trade secret rights, together with all contracts, licenses, causes of action and claims of any kind with respect to any of the foregoing, whether now known or hereafter to become known, for the respective maximum terms of protection available throughout the world.

2.   Upon each request by the Company, without additional consideration, Assignor agrees to promptly execute documents, testify and take other acts at the Company's expense as the Company may deem necessary or desirable to procure, maintain, perfect, protect and enforce the full benefits, enjoyment, rights, title and interest, on a worldwide basis of the Property assigned hereunder, and render all necessary assistance in making application for and obtaining original, divisional, renewal, or reissued utility and design patents, copyrights, mask works, trademarks, trade secrets, and all other technology and intellectual property rights throughout the world related to any of the Property, in the Company's name and for its benefit. In the event the Company is unable for any reason, after reasonable effort, to secure Assignor's signature on any document needed in connection with the actions specified herein, Assignor hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Assignor's agent and attorney in fact, which appointment is coupled with an interest, to act for and in Assignor's behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of this paragraph with the same legal force and effect as if executed by Assignor. Assignor hereby waives and quitclaims to the Company any and all claims, of any nature whatsoever, which Assignor now or may hereafter have for infringement of any Property assigned hereunder.

3.   Assignor further agrees to deliver to the Company upon execution of this Agreement any and all tangible manifestations of the Property, including, without limitation, all notes, records, files and tangible items of any sort in Assignor's possession or under Assignor's control relating to the Property. Such delivery shall include all present and predecessor versions. In addition, Assignor agrees to provide to the Company from and after the execution of this Agreement and at the expense of the Company competent and knowledgeable assistance to facilitate the transfer of all information, know-how, techniques, processes and the like related to such tangible manifestation and otherwise comprising the intangible aspects of the Property.

4.   Assignor represents and warrants to the Company that, (a) Assignor has full right and power to enter into and perform this Agreement without the consent of any third party, (b) Assignor was not acting within the scope of employment or other service arrangements with any third party

when conceiving, creating or otherwise performing any activity with respect to the Property, (c) the execution, delivery and performance of this Agreement does not conflict with, constitute a breach of, or in any way violate any arrangement, understanding or agreement to which Assignor is a party or by which Assignor is bound, and (d) Assignor has maintained the Property in confidence and has not granted, directly or indirectly, any rights or interest whatsoever in the Property to any third party.

5.   This Agreement constitutes the entire, complete, final and exclusive understanding and agreement of the parties hereto with respect to the subject matter hereof, and supersedes any other prior or contemporaneous oral understanding or agreement or any other prior written agreement. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the parties hereto.

6.   This Agreement will be governed and construed in accordance with the laws of the State of Georgia. Assignor hereby expressly consents to the personal jurisdiction of the state and federal courts located in the Northern District of Georgia for any lawsuit filed there against Assignor by the Company arising from or related to this Agreement.

7.   If any provision of this Agreement is found invalid or unenforceable, in whole or in part, the remaining provisions and partially enforceable provisions will, nevertheless, be binding and enforceable.

8.   Failure by either party to exercise any of its rights hereunder shall not constitute or be deemed a waiver or forfeiture of such rights.

9.   The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

* * * * *

IN WITNESS WHEREOF, the undersigned have executed this **INVENTION ASSIGNMENT AGREEMENT** as of the date set forth above.

COMPANY:

Esgro Inc.

DocuSigned by:

By: Caleb Gilbert

A0CAE512B19648F...

Name: Caleb Gilbert

Title: Chief Executive Officer

ASSIGNOR:

DocuSigned by:

By: Themiya Chandraratna

8A36F33CD6FA4BD...

Name: Themiya Chandraratna

EMPLOYMENT COVENANTS AGREEMENT

This **EMPLOYMENT COVENANTS AGREEMENT** (the "Agreement") is made this ___ day of _____, 20__ (the "Effective Date"), between **Esgro Inc.** (the "Company") and Themiya Chandraratna ("You" or "Your")(collectively, the "Parties").[1] You hereby confirm that the term of this Agreement applies beginning upon Your first day of employment with the Company, including, without limitation all Work Product that You have conceived, developed or reduced to practice during the term of Your employment with the Company.

5/25/2019

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[1] Unless otherwise indicated, all capitalized terms used in this Agreement are defined in the "Definitions" Section of Attachment A. Attachment A is incorporated by reference and is included in the definition of "Agreement."

For and in consideration of the Company's agreement to employ or continue to employ You, You agree to the following terms:

1. <u>Acknowledgments</u>. You acknowledge and agree that:

    (a) Your position is a position of trust and responsibility with access to Confidential Information, Trade Secrets, and other confidential information concerning employees and customers of the Company;

    (b) the Trade Secrets and Confidential Information, and the relationship between the Company and each of its Employees and Customers, are valuable assets of the Company which may not be used for any purpose other than the Company's Business;

    (c) the names of Customers are considered Confidential Information of the Business which constitutes valuable, special, and unique property of the Company;

    (d) Customer lists and Customer information which have been compiled by the Company represents a material investment of the Company's time and money;

    (e) the Company will invest its time and money in the development of Your skills in the Business; and

    (f) the restrictions contained in this Agreement, including, but not limited to, the restrictive covenants set forth in Sections 2 – 5 below, are reasonable and necessary to protect the legitimate business interests of the Company, and they will not impair or infringe upon Your right to work or earn a living when Your employment with the Company ends.

2. <u>Trade Secrets and Confidential Information</u>.

    (a) You represent and warrant that:

        (i) You are not subject to any legal or contractual duty or agreement that would prevent or prohibit You from performing Your duties for the Company or complying with this Agreement, including any duties you may have with respect to soliciting new employees or new customers to the Company; and

        (ii) You are not in breach of any legal or contractual duty or agreement, including any agreement concerning trade secrets or confidential information, owned by any other person or entity.

    (b) You will not:

        (i) use, disclose, or reverse engineer the Trade Secrets or the Confidential Information for any purpose other than the Company's Business, except as authorized in writing by the Company;

        (ii) during Your employment with the Company, use, disclose, or reverse engineer (a) any confidential information or trade secrets of any former employer or third party, or (b) any works of authorship developed in whole or in part by You during any former employment or for any other party, unless authorized in writing by the former employer or third party; or

        (iii) upon the termination of Your employment for any reason, (a) retain physical embodiments of Trade Secrets or Confidential Information, including any copies existing in any form (including electronic form) which are in Your possession or control, or (b) destroy, delete, or alter the Trade Secrets or Confidential Information without the Company's prior written consent.

    (c) The obligations under this Agreement shall:

        (i) with regard to the Trade Secrets, remain in effect as long as the information constitutes a trade secret under applicable law; and

        (ii) with regard to the Confidential Information, remain in effect as long as such information remains Confidential Information.

    (d) The confidentiality, property, and proprietary rights protections available in this Agreement are in addition to, and not exclusive of, any and all other rights to which the Company is entitled under federal and state law, including, but not limited to, rights provided under copyright laws, trade secret and confidential information laws, and laws concerning fiduciary duties.

3. <u>Non-Disclosure of Customer Information</u>. During the Restricted Period, You will not divulge or make accessible to any person or entity (i) the names of

Customers, or (ii) any information contained in Customer's accounts.

4. <u>Non-Solicitation of Customers</u>. During the Restricted Period, You will not, directly or indirectly, solicit any Customer of the Company for the purpose of selling or providing any products or services competitive with or directly substitutable for the Business. The restrictions set forth in this Section 4 apply only to Customers with whom You had Material Contact. Nothing in this Section 4 shall be construed to prohibit You from soliciting any Customer of the Company for the purpose of selling or providing any products or services competitive with the Business: (i) to a Customer that explicitly severed its business relationship with the Company; or (ii) which product line or service line the Company no longer offers.

5. <u>Non-Recruit of Employees</u>. During the Restricted Period, You will not, directly or indirectly, solicit, recruit, or induce any Employee to (i) terminate his or her employment relationship with the Company, or (ii) work for any other person or entity engaged in the Business.

6. <u>Duty of Loyalty</u>. You agree that during the period of Your employment by the Company You will not, without the Company's express written consent, directly or indirectly engage in any employment or business activity which is directly or indirectly competitive with or directly substitutable for, or would otherwise conflict with, Your employment by the Company.

7. <u>Work Product</u>. Your employment duties may include inventing in areas directly or indirectly related to the Business of the Company or to a line of business that the Company may reasonably be interested in pursuing. All Work Product shall constitute work made for hire. If (i) any of the Work Product may not be considered work made for hire, or (ii) ownership of all right, title, and interest in and to the Work Product will not vest exclusively in the Company, then, without further consideration, You assign all presently-existing Work Product to the Company, and agree to assign, and automatically assign, all future Work Product to the Company.

The Company will have the right to obtain and hold in its own name copyrights, patents, design registrations and continuations thereof, proprietary database rights, trademarks, rights of publicity, and any other protection available in the Work Product. At the Company's request, You agree to perform, during or after Your employment with the Company, any acts to transfer, perfect and defend the Company's ownership of the Work Product, including, but not limited to: (i) executing all documents (including a formal

assignment to the Company) for filing an application or registration for protection of the Work Product (an "Application"), (ii) explaining the nature of the Work Product to persons designated by the Company, (iii) reviewing Applications and other related papers, or (iv) providing any other assistance reasonably required for the orderly prosecution of Applications.

In the event the Company is unable for any reason, after reasonable effort, to secure Your signature on any document needed in connection with the actions specified in the preceding paragraph, You hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as Your agent and attorney in fact, which appointment is coupled with an interest, to act for and in Your behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by You. You hereby waive and quitclaim to the Company any and all claims, of any nature whatsoever, which You now or may hereafter have for infringement of any Work Product assigned hereunder to the Company.

Upon the Company's request and in connection with the termination of Your employment with the Company, You agree to provide the Company with a written description of any Work Product in which You are involved (solely or jointly with others) and the circumstances surrounding the creation of such Work Product.

8. <u>License</u>. During Your employment and after Your employment with the Company ends, You grant to the Company an irrevocable, nonexclusive, worldwide, royalty-free, fully-paid, perpetual license (with the right to sublicense through multiple tiers of sublicensees) to: (i) make, use, sell, copy, publicly perform, display, distribute, modify or otherwise utilize copies of the Licensed Materials, (ii) prepare, use and distribute derivative works based upon the Licensed Materials, (iii) authorize others to do the same, and (iv) exercise any and all present and future rights set forth in clauses (i) through (iii) with respect to such Licensed Materials. You shall notify the Company in writing of any Licensed Materials You deliver to the Company and will not incorporate, or permit to be incorporated, Licensed Materials into any Work Product.

9. <u>Release</u>. During Your employment and after Your employment with the Company ends, You consent to the Company's use of Your image, likeness, voice, or other characteristics in the Company's products or services. You release the Company from any cause of action which You have or may have arising out of the use, distribution, adaptation, reproduction, broadcast, or exhibition of such characteristics. You represent

that You have obtained, for the benefit of the Company, the same release in writing from all third parties whose characteristics are included in the services, materials, computer programs and other deliverables that You provide to the Company.

10. Post-Employment Disclosure. During the Restricted Period, You shall provide a copy of this Agreement to persons and/or entities for whom You work or consult as an owner, lender, partner, joint venturer, employee or independent contractor. If, during the Restricted Period, You work or consult for another person or entity as an owner, lender, partner, joint venturer, employee or independent contractor, You shall provide the Company with such person or entity's name, the nature of such person or entity's business, Your job title, and a general description of the services You will provide, and You hereby consent to the notification of such person or entity by the Company of Your rights and obligations under this Agreement.

11. Injunctive Relief. If You breach any portion of this Agreement, You agree that:

    (a) the Company would suffer irreparable harm;

    (b) it would be difficult to determine damages, and money damages alone would be an inadequate remedy for the injuries suffered by the Company; and

    (c) if the Company seeks injunctive relief to enforce this Agreement, You will waive and will not (i) assert any defense that the Company has an adequate remedy at law with respect to the breach, (ii) require that the Company submit proof of the economic value of any Trade Secret or Confidential Information, or (iii) require the Company to post a bond or any other security.

Nothing contained in this Agreement shall limit the Company's right to any other remedies at law or in equity.

12. Independent Enforcement. The covenants set forth in Sections 2 – 5 of this Agreement shall be construed as agreements independent of (i) any other agreements, or (ii) any other provision in this Agreement, and the existence of any claim or cause of action by You against the Company, whether predicated on this Agreement or otherwise, regardless of who was at fault and regardless of any claims that either You or the Company may have against the other, shall not constitute a defense to the enforcement by the Company of the covenants set forth in Sections 2 – 5 of this Agreement. The Company shall not be barred from enforcing the restrictive covenants set forth in

Sections 2 – 5 of this Agreement by reason of any breach of (i) any other part of this Agreement, or (ii) any other agreement with You.

13. At-will Employment. This Agreement does not create a contract of employment or a contract for benefits. Your employment relationship with the Company is at-will. This means that at either Your option or the Company's option, Your employment may be terminated at any time, with or without cause or notice.

14. Attorneys' Fees. In the event of litigation relating to this Agreement, the Company shall, if it is the prevailing party, be entitled to recover attorneys' fees and costs of litigation in addition to all other remedies available at law or in equity.

15. Waiver.   The Company's failure to enforce any provision of this Agreement shall not act as a waiver of that or any other provision. The Company's waiver of any breach of this Agreement shall not act as a waiver of any other breach.

16. Severability.   The provisions of this Agreement are severable. If any provision is determined to be invalid, illegal, or unenforceable, in whole or in part, the remaining provisions and any partially enforceable provisions shall remain in full force and effect.   If any court of competent jurisdiction shall determine that the scope, time, or territorial restrictions set forth in this Agreement are unreasonable as applied to You, You and the Company acknowledge our intent that these restrictions be enforced to the fullest extent the court deems reasonable, and thereby request that they be reformed to that extent as applied to You.

17. Governing Law. The laws of the State of Georgia shall govern this Agreement. If Georgia's conflict of law rules would apply another state's laws, the Parties agree that Georgia law shall still govern.

18. No Strict Construction. If there is a dispute about the language of this Agreement, the fact that one Party drafted the Agreement shall not be used in its interpretation.

19. Entire Agreement.   This Agreement, including Attachment A which is incorporated by reference, constitutes the entire agreement between the Parties concerning the subject matter of this Agreement. This Agreement supersedes any prior communications, agreements or understandings, whether oral or written, between the Parties relating to the subject matter of this Agreement.

20. <u>Amendments</u>. This Agreement may not be amended or modified except in writing signed by both Parties.

21. <u>Successors and Assigns</u>. This Agreement shall be assignable to, and shall inure to the benefit of, the Company's successors and assigns, including, without limitation, successors through merger, name change, consolidation, or sale of a majority of the Company's stock or assets, and shall be binding upon You. You shall not have the right to assign Your rights or obligations under this Agreement. The covenants contained in this Agreement shall survive cessation of Your employment with the Company, regardless of who causes the cessation or the reason for the cessation.

22. <u>Consent to Jurisdiction and Venue</u>. You agree that any claim arising out of or relating to this Agreement shall be brought in a state or federal court of competent jurisdiction in Georgia. You consent to the personal jurisdiction of the state and/or federal courts located in Georgia. You waive (a) any objection to jurisdiction or venue, or (b) any defense claiming lack of jurisdiction or improper venue, in any action brought in such courts.

23. <u>Return of Company Property/Materials</u>. Upon the termination of Your employment for any reason or upon the Company's request at any time, You shall immediately return to the Company all of the Company's property, including, but not limited to, keys, passcards, credit cards, confidential or proprietary lists (including, but not limited to, customer, supplier, licensor, and client lists), rolodexes, tapes, laptop computer, software, computer files, marketing and sales materials, and any other property, record, document, or piece of equipment belonging to the Company. You will not (i) retain any copies of the Company's property, including any copies existing in electronic form, which are in Your possession or control, or (ii) destroy, delete, or alter any Company property, including, but not limited to, any files stored on a laptop computer, without the Company's prior written consent. The obligations contained in this Section shall also apply to any property which belongs to a third party, including, but not limited to, (i) any entity which is affiliated or related to the Company, or (ii) the Company's customers, licensors, or suppliers.

24. <u>Execution</u>. This Agreement may be executed in one or more counterparts, including by way of electronic transmission. Each counterpart shall for all purposes be deemed to be an original, and each counterpart shall constitute this Agreement.

25. <u>Background/Credit Checks</u>. You hereby agree that the Company may, at the commencement and at any time during the course of your employment with the Company, complete background, credit and reference checks and confirm your compliance with the 1986 Immigration Reform and Control Act. You hereby acknowledge and permit the Company to perform such checks on an ongoing basis.

26. **<u>Affirmation</u>. You acknowledge that You have carefully read this Agreement, You know and understand its terms and conditions, and You have had the opportunity to ask the Company any questions You may have had prior to signing this Agreement and You have had the opportunity to seek the advice of independent legal counsel with respect to this Agreement.**

IN WITNESS WHEREOF, the Parties have signed this Employment Covenants Agreement as of the Effective Date.

Esgro Inc.

DocuSigned by:

Caleb Gilbert

By: _____
A0CAE512B19648F...

Name: Caleb Gilbert
Title: Chief Executive Officer
Address: 222 S Church street
               Charlotte, NC 28202

DocuSigned by:

Themiya Chandraratna

_____
8A36F33CD6EA4BD...

Employee's Name: Themiya Chandraratna
Employee's Address:

235 Kaolin Ct Alpharetta, GA
30022

ATTACHMENT A

DEFINITIONS

A.   "Business" shall mean the business of Esgro Inc., which includes financial technology.

B.   "Confidential Information" means the Company's "confidential information" as defined by O.C.G.A. Sec. 13-8-51 as modified from time to time. The current definition includes the Company's data or information relating to the Company's Business, disclosed to You or of which You become aware due to your relationship with the Company, which has value to the Company, is not generally known to competitors of the Company, and includes trade secrets, methods of operation, names of customers, price lists, financial information and projections, route books, personnel data and similar information. To the extent consistent with the foregoing, Confidential Information includes, but is not limited to, (i) future business plans, (ii) the composition, description, schematic or design of products, future products or equipment of the Company or any Third Party, (iii) advertising or marketing plans, (iv) information regarding independent contractors, Employees, clients, licensors, suppliers, Customers, or any Third Party, including, but not limited to, Customer lists compiled by the Company, and Customer information compiled by the Company, and (v) information concerning the Company's or the Third Parties' financial structure and methods and procedures of operation. Confidential Information shall not include any information that (i) is or becomes generally available to the public other than as a result of an unauthorized disclosure, (ii) has been independently developed and disclosed by You or others without violating this Agreement or the legal rights of the Company, or (iii) otherwise enters the public domain through lawful means. Confidential Information also includes any information described in this paragraph that the Company obtains from another party and which the Company treats as proprietary or designates as confidential information, whether or not owned or developed by the Company.

C.   "Customer" means any person or entity to whom the Company has (i) sold its products or services, or (ii) solicited to sell its products or services.

D.   "Employee" means any person who (i) is employed by the Company at the time Your employment with the Company ends, (ii) was employed by the Company during the last year of Your employment with the Company (or during Your employment if employed less than a year), or (iii) is employed by the Company during the Restricted Period.

E.   "Licensed Materials" means any materials that You utilize for the benefit of the Company, or deliver to the Company or the Company's customers, which (i) do not constitute Work Product, (ii) are created by You or of which You are otherwise in lawful possession, <u>and</u> (iii) You may lawfully utilize for the benefit of, or distribute to, the Company or the Company's customers.

F.   "Material Contact" as defined by O.C.G.A. Sec. 13-8-51 means the contact between an employee and each customer or potential customer with whom or which the employee dealt on behalf of the company; whose dealings with the employer were coordinated or supervised by the employee; about whom the employee obtained confidential information in the ordinary course of business as a result of such employee's association with the employer; or who received products or services authorized by the employer, the sale or provision of which results or resulted in compensation, commissions, or earnings for the employee within two years prior to the date of the employee's termination.

G.   "Restricted Period" means the time period during Your employment with the Company, and for one (1) year after Your employment with the Company ends.

H.   "Trade Secrets" means information of the Company, and its licensors, suppliers, clients, and Customers, without regard to form, including, but not limited to, technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, a list of actual Customers, clients, licensors, or suppliers, or a list of potential customers, clients, licensors, or suppliers which is not commonly known by or available to the public and which information (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

I.   "Work Product" means (a) any data, databases, materials, documentation, computer programs, inventions (whether or not patentable), designs, and/or works of authorship, including but not limited to, discoveries, ideas, concepts, properties, formulas, compositions, methods, programs, procedures, systems, techniques, products, improvements, innovations, writings, pictures, audio, video, images (including images of You), and artistic works, and (b) any subject matter protected under patent, copyright, proprietary database, trademark, trade secret, rights of publicity, confidential information, or other property rights, including all worldwide rights therein, in any case (with respect to clauses (a) and (b) of this definition), that is or was conceived, created or developed in whole or in part by You while employed by the Company and that either (i) is created within the scope of Your employment, (ii) is based on, results from, or is suggested by any work performed within the scope of Your employment and is directly or indirectly related to the Business of the Company or a line of business that the Company may reasonably be interested in pursuing, (iii) has been or will be paid for by the Company, or (iv) was created or improved in whole or in part by using the Company's time, resources, data, facilities, or equipment.